UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF March 2014

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro 65(Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Results of the Annual General Meeting of Shareholders

1. Approval of the Financial Statements(1)(2)

The 30th Fiscal Year (Fiscal Year ended December 31, 2013)

(in millions of Won, except for basic earnings per share)

Consolidated	- Total Assets	26,576,515	- Operating Revenue	16,602,054

	- Total Liabilities	12,409,958	- Operating Income	2,011,109

	- Share Capital	44,639	- Profit for the Year	1,609,549

	- Total Equity	14,166,557	- Basic earnings per Share	23,211

Non-Consolidated	- Total Assets	22,827,420	- Operating Revenue	12,860,379

	- Total Liabilities	9,512,012	- Operating Income	1,969,684

	- Share Capital	44,639	- Profit for the Year	910,157

	- Total Equity	13,315,408	- Basic earnings per Share	12,837

(1)	prepared in accordance with International Financial Reporting Standards as adopted in Korea
(2)	opinion of independent auditors: Appropriate

2. Approval of Dividends

(in Won, except for percentages and stock dividend)

a. Cash Dividends	Dividend per Share	Common Stock	Year-end Dividend	8,400

			Interim/Quarterly Dividends	1,000

		Preferred Stock	Year-end Dividend	—

			Interim/Quarterly Dividend	—

	Total Cash Dividend			666,373,704,400

	Market Dividend Rate (%) (including interim dividend)		Common Stock	4.09

			Preferred Stock	—

b. Stock Dividends	Stock Dividend Rate (%)		Common Stock	—

			Preferred Stock	—

	Total Stock Dividend (Shares)		Common Stock	—

			Preferred Stock	—

1

3. Status of Directors (as of the date of appointment)

a. Approval of the Appointment of Directors		- One (1) Executive Director - One (3) Independent Non-Executive Director - One (1) Member of the Audit Committee (Who is an Independent Non-Executive Director)

b. Number of Independent Non-Executive Directors Following Appointment	Total Number of Directors	8

	Total Number of Independent Non-Executive Directors	5

	Percentage of Independent Non-Executive Directors (%)	62.5

c. Number of Auditors Following Appointment	Full-time Auditors	—
	Part-time Auditors	—

d. Number of Members of Audit Committee Following Appointment	Number of Members of Audit Committee who are Independent Non-Executive Directors	3
	Number of Members of Audit Committee who are not Independent Non-Executive Directors	—

2

4. Other Resolutions

Agenda No. 1. Approval of Financial Statements for the 30th Fiscal Year

(Fiscal Year ended December 31, 2013)

: Approved as originally submitted.

Agenda No. 2. Amendment to the Articles of Incorporation

: Approved as originally submitted.

Agenda No. 3. Approval of the Appointment of Directors

Agenda No. 3.1. Election of an Executive Director (Ha, Sung-Min)

: Approved as originally submitted.

Agenda No. 3.2. Election of an Independent Non-Executive Director

(Chung, Jay-Young)

: Approved as originally submitted.

Agenda No. 3.3. Election of an Independent Non-Executive Director

(Lee, Jae-Hoon)

: Approved as originally submitted.

Agenda No. 3.4. Election of an Independent Non-Executive Director

(Ahn, Jae-Hyeon)

: Approved as originally submitted.

Agenda No. 4. Approval of the Appointment of a Member of the Audit Committee

(Ahn, Jae-Hyeon)

: Approved as originally submitted.

Agenda No. 5. Approval of Ceiling Amount of the Remuneration for Directors

: Approved as originally submitted.

5. Date of General Meeting of Shareholders	March 21, 2014

6. Other Matters To Be Considered Before Investing	—

* Related Disclosure: The Company’s report on Form 6-K furnished on February 25, 2014.

3

1.	Approval of Financial Statements

SK TELECOM CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2013 and 2012

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

We have audited the accompanying consolidated statements of financial position of SK Telecom Co., Ltd. and its subsidiaries (the “Group”) as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended. Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Korean International Financial Reporting Standards. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of SK Broadband Co., Ltd., a domestic subsidiary, and an associate, whose financial statements constitute 21.2% of the Group’s consolidated total assets as of December 31, 2013, 11.7% of the Group’s consolidated operating revenue and 33.6% of the Group’s profit before income tax for the year ended December 31, 2013 and the financial statements of SK Broadband Co., Ltd., and two other domestic subsidiaries and an associate, whose financial statements constitute 26.6% of the Group’s consolidated total assets as of December 31, 2012 and 15.1% of the Group’s consolidated operating revenue for the year ended December 31, 2012. Other auditors audited those financial statements and our report, insofar as it relates to the amounts included for these entities, is based solely on the results of other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

In our opinion, based on our audits and reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2013 and 2012, and its financial performance and its cash flows for the years then ended in accordance with Korean International Financial Reporting Standards.

Without qualifying our opinion, we draw attention to the following:

As discussed in note 38 to the consolidated financial statements, the Group disposed of its partial interests in Loen Entertainment, Inc., a subsidiary, which resulted in loss of control during the year ended December 31, 2013. The Group presented the results of operations of Loan Entertainment, Inc. as a discontinued operation in the consolidated statement of income for the year ended December 31, 2013 and accordingly restated the comparative information for the year ended December 31, 2012.

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those knowledgeable about Korean auditing standards and their application in practice.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 21, 2014

This report is effective as of February 21, 2014, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

(In millions of won)	Note	December 31, 2013		December 31, 2012 (Restated)
Assets
Current Assets:
Cash and cash equivalents	34,35	￦	1,398,639	920,125
Short-term financial instruments	6,34,35,36,37		311,474	514,417
Short-term investment securities	9,34,35		106,068	60,127
Accounts receivable - trade, net	7,34,35,36		2,257,316	1,954,920
Short-term loans, net	7,34,35,36		79,395	84,908
Accounts receivable - other, net	7,34,35,36		643,603	582,098
Prepaid expenses			108,909	102,572
Derivative financial assets	22,34,35		10	9,656
Inventories, net	8,37		177,120	242,146
Assets classified as held for sale	10		3,667	775,556
Advanced payments and other	7,9,34,35		37,214	47,896

Total Current Assets			5,123,415	5,294,421

Non-Current Assets:
Long-term financial instruments	6,34,35,37		8,142	144
Long-term investment securities	9,34,35		968,527	953,712
Investments in associates and joint ventures	12		5,325,297	4,632,477
Property and equipment, net	13,36,37		10,196,607	9,712,719
Investment property, net	14		15,811	27,479
Goodwill	15		1,733,261	1,744,483
Intangible assets, net	16		2,750,782	2,689,658
Long-term loans, net	7,34,35,36		57,442	69,299
Long-term prepaid expenses	37		32,008	31,341
Guarantee deposits	6,7,34,35,36		249,600	236,242
Long-term derivative financial assets	22,34,35		41,712	52,992
Deferred tax assets	31		26,322	124,098
Other non-current assets	7,34,35		47,589	26,494

Total Non-Current Assets			21,453,100	20,301,138

Total Assets		￦	26,576,515	25,595,559

See accompanying notes to the consolidated financial statements.

3

(In millions of won)	Note	December 31, 2013		December 31, 2012 (Restated)
Liabilities and Equity
Current Liabilities:
Short-term borrowings	17,34,35	￦	260,000	600,245
Current portion of long-term debt, net	17,18,20,34,35		1,268,427	892,867
Accounts payable - trade	34,35,36		214,716	253,884
Accounts payable - other	34,35,36		1,864,024	1,811,038
Withholdings	34,35,36		728,936	717,170
Accrued expenses	34,35		988,193	890,863
Income tax payable	31		112,316	60,253
Unearned revenue			441,731	258,691
Derivative financial liabilities	22,34,35		21,171	—
Provisions	19		66,775	287,307
Advanced receipts and other	34,35		102,931	108,272
Liabilities classified as held for sale	10,37		—	294,305

Total Current Liabilities			6,069,220	6,174,895

Non-Current Liabilities:
Debentures, net, excluding current portion	17,34,35		4,905,579	4,979,220
Long-term borrowings, excluding current portion	17,34,35		104,808	369,237
Long-term payables - other	18,34,35		838,585	715,508
Long-term unearned revenue			50,894	160,821
Finance lease liabilities	20,34,35		3,867	22,036
Defined benefit obligations	21		74,201	86,521
Long-term derivative financial liabilities	22,34,35		103,168	63,599
Long-term provisions	19		28,106	106,561
Deferred tax liabilities	31		168,825	—
Other non-current liabilities	34,35		62,705	62,379

Total Non-Current Liabilities			6,340,738	6,565,882

Total Liabilities			12,409,958	12,740,777

Equity
Share capital	1,23		44,639	44,639
Capital surplus (deficit) and other capital adjustments	24,25		317,508	(288,883)
Retained earnings	26		13,102,495	12,124,657
Reserves	27		(12,270)	(25,636)

Equity attributable to owners of the Parent Company			13,452,372	11,854,777
Non-controlling interests			714,185	1,000,005

Total Equity			14,166,557	12,854,782

Total Liabilities and Equity		￦	26,576,515	25,595,559

See accompanying notes to the consolidated financial statements.

4

(In millions of won except for per share data)	Note	2013		2012 (Restated)

Continuing operations
Operating revenue:	5,36
Revenue		￦	16,602,054	16,141,409

Operating expense:	36
Labor cost	21		1,561,358	1,267,928
Commissions paid			5,498,695	5,949,542
Depreciation and amortization	5		2,661,623	2,421,128
Network interconnection			1,043,733	1,057,145
Leased line			448,833	468,785
Advertising			394,066	384,353
Rent			443,639	422,388
Cost of products that have been resold			1,300,375	1,292,304
Other operating expenses	28		1,238,623	1,147,787

			14,590,945	14,411,360

Operating income	5		2,011,109	1,730,049

Finance income	5,30		113,392	444,558
Finance costs	5,30		(571,203)	(638,285)
Gain (losses) related to investments in subsidiaries, associates and joint ventures, net	5,12		706,509	(24,560)
Other non-operating income	20,29		74,467	195,910
Other non-operating expenses	29		(507,173)	(188,304)

Profit before income tax			1,827,101	1,519,368

Income tax expense from continuing operations	5,31		400,797	288,207

Profit from continuing operations			1,426,304	1,231,161

Discontinued operations
Profit (loss) from discontinued operations, net of income taxes	38		183,245	(115,498)

Profit for the year	5	￦	1,609,549	1,115,663

Attributable to :
Owners of the Parent Company		￦	1,638,964	1,151,705
Non-controlling interests			(29,415)	(36,042)

Earnings per share	32
Basic earnings per share (in won)		￦	23,211	16,525

Diluted earnings per share (in won)		￦	23,211	16,141

Earnings per share - Continuing operations	32
Basic earnings per share (in won)		￦	20,708	18,015

Diluted earnings per share (in won)		￦	20,708	17,583

See accompanying notes to the consolidated financial statements.

5

(In millions of won)	Note	2013		2012 (Restated)

Profit for the year		￦	1,609,549	1,115,663

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Remeasurement of defined benefit obligations	3,21		5,946	(15,048)
Items that may be reclassified subsequently to profit or loss:
Net change in unrealized fair value of available-for-sale financial assets	3,27,30		2,009	(149,082)
Net change in other comprehensive income of investments in associates and joint ventures	3,12,27		3,034	(82,513)
Net change in unrealized fair value of derivatives	3,22,27,30		11,222	(23,361)
Foreign currency translation differences for foreign operations	3,27		(3,714)	(49,538)

			18,497	(319,542)

Total comprehensive income		￦	1,628,046	796,121

Total comprehensive income attributable to:
Owners of the Parent Company		￦	1,655,570	851,565
Non-controlling interests			(27,524)	(55,444)

See accompanying notes to the consolidated financial statements.

6

(In millions of won)
	Controlling interest
	Share capital		Capital deficit and other capital adjustments	Retained earnings	Reserves	Sub-total	Non- controlling interests	Total equity
Balance, January 1, 2012	￦	44,639	(285,347)	11,642,525	260,064	11,661,881	1,070,828	12,732,709
Cash dividends		—	—	(655,133)	—	(655,133)	(2,133)	(657,266)
Total comprehensive income
Profit (loss)		—	—	1,151,705	—	1,151,705	(36,042)	1,115,663
Other comprehensive loss		—	—	(14,440)	(285,700)	(300,140)	(19,402)	(319,542)

		—	—	1,137,265	(285,700)	851,565	(55,444)	796,121
Changes in ownership in subsidiaries		—	(3,536)	—	—	(3,536)	(13,246)	(16,782)

Balance, December 31, 2012	￦	44,639	(288,883)	12,124,657	(25,636)	11,854,777	1,000,005	12,854,782

Balance, January 1, 2013	￦	44,639	(288,883)	12,124,657	(25,636)	11,854,777	1,000,005	12,854,782
Cash dividends		—	—	(655,946)	—	(655,946)	(2,242)	(658,188)
Total comprehensive income
Profit (loss)		—	—	1,638,964	—	1,638,964	(29,415)	1,609,549
Other comprehensive loss		—	—	3,240	13,366	16,606	1,891	18,497

		—	—	1,642,204	13,366	1,655,570	(27,524)	1,628,046
Issuance of hybrid bond		—	398,518	—	—	398,518	—	398,518
Interest on hybrid bond		—	—	(8,420)	—	(8,420)	—	(8,420)
Treasury stock		—	271,536	—	—	271,536	—	271,536
Business combination under common control		—	(61,854)	—	—	(61,854)	—	(61,854)
Changes in ownership in subsidiaries		—	(1,809)	—	—	(1,809)	(256,054)	(257,863)

Balance, December 31, 2013	￦	44,639	317,508	13,102,495	(12,270)	13,452,372	714,185	14,166,557

See accompanying notes to the consolidated financial statements.

7

(In millions of won)	Note	2013		2012

Cash flows from operating activities:
Cash generated from operating activities
Profit for the year		￦	1,609,549	1,115,663
Adjustments for income and expenses	39		3,275,376	3,289,861
Changes in assets and liabilities related to operating activities	39		(969,870)	204,308

Sub-total			3,915,055	4,609,832
Interest received			64,078	88,711
Dividends received			10,197	27,732
Interest paid			(300,104)	(363,685)
Income tax paid			(130,656)	(362,926)

Net cash provided by operating activities			3,558,570	3,999,664

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			186,425	464,531
Decrease in short-term investment securities, net			—	65,000
Collection of short-term loans			290,856	282,658
Proceeds from disposal of long-term financial instruments			16	23
Proceeds from disposal of long-term investment securities			287,777	511,417
Proceeds from disposal of investments in associates and joint ventures			43,249	1,518
Proceeds from disposal of property and equipment			12,579	271,122
Proceeds from disposal of investment property			—	43,093
Proceeds from disposal of intangible assets			2,256	21,048
Net proceeds from the disposition of non-current assets held for sale			190,393	—
Collection of long-term loans			13,104	11,525
Decrease of deposits			8,509	41,785
Proceeds from disposal of other non-current assets			683	1,853
Proceeds from disposal of subsidiaries			215,939	89,002
Increase in cash due to acquisition of a subsidiary			—	26,651

Sub-total			1,251,786	1,831,226
Cash outflows for investing activities:
Increase in short-term investment securities, net			(45,032)	—
Increase in short-term loans			(279,926)	(245,465)
Increase in long-term loans			(4,050)	(3,464)
Increase in long-term financial instruments			(7,510)	(16)
Acquisition of long-term investment securities			(22,141)	(92,929)
Acquisition of investments in associates and joint ventures			(97,366)	(3,098,833)
Acquisition of property and equipment			(2,879,126)	(3,394,349)
Acquisition of investment property			—	(129)
Acquisition of intangible assets			(243,163)	(146,249)
Increase in assets held for sale			—	(51,831)
Increase in deposits			(83,314)	(43,534)
Increase in other non-current assets			(1,830)	(8,619)
Acquisition of business, net of cash acquired			(94,805)	(43,389)
Decrease in cash due to disposal of a subsidiary			—	(12,003)

Sub-total			(3,758,263)	(7,140,810)

Net cash used in investing activities		￦	(2,506,477)	(5,309,584)

See accompanying notes to the consolidated financial statements.

8

(In millions of won)	Note	2013		2012

Cash flows from financing activities:
Cash inflows from financing activities:
Issuance of debentures		￦	1,328,694	2,098,351
Proceeds from long-term borrowings			105,055	2,059,004
Issuance of hybrid bond			398,518	—
Cash inflows from derivative transactions			19,970	87,899

Sub-total			1,852,237	4,245,254
Cash outflows for financing activities:
Decrease in short-term borrowings, net			(340,245)	(61,401)
Repayment of current portion of long-term debt			(161,575)	(102,672)
Repayment of debentures			(771,976)	(1,145,691)
Repayment of long-term borrowings			(467,217)	(1,660,509)
Cash outflows from derivative transactions			—	(5,415)
Payment of finance lease liabilities			(20,342)	(20,794)
Payment of dividends			(655,946)	(655,133)
Decrease in cash from the consolidated capital transaction			(8,093)	(8,372)

Sub-total			(2,425,394)	(3,659,987)

Net cash provided by (used in) financing activities			(573,157)	585,267

Net increase (decrease) in cash and cash equivalents			478,936	(724,653)
Cash and cash equivalents at beginning of the year			920,125	1,650,794
Effects of exchange rate changes on cash and cash equivalents			(422)	(6,016)

Cash and cash equivalents at end of the year		￦	1,398,639	920,125

See accompanying notes to the consolidated financial statements.

9

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to engage in providing cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications in Korea. The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2013, the Parent Company’s total issued shares are held by the following:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	20,363,452	25.22
National Pension Service	4,760,489	5.90
Institutional investors and other minority stockholders	45,812,395	56.73
Treasury stock	9,809,375	12.15

Total number of shares	80,745,711	100.00

These consolidated financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). SK Holdings Co, Ltd. is the ultimate controlling entity of the Parent Company.

(2)	List of subsidiaries

The list of subsidiaries as of December 31, 2013 and 2012 is as follows:

			Ownership (%)
Subsidiary	Location	Primary business	Dec. 31, 2013	Dec. 31, 2012
SK Telink Co., Ltd.	Korea	Telecommunication service	83.5	83.5
M&Service Co., Ltd.(*)	Korea	Data base and online information services	100.0	—
SK Communications Co., Ltd.	Korea	Internet website services	64.6	64.6
PAXNet Co., Ltd.(*)	Korea	Internet website services	—	59.7
Loen Entertainment, Inc.(*)	Korea	Release of music disc.	—	67.6
Stonebridge Cinema Fund	Korea	Investment association	56.0	57.0
Commerce Planet Co., Ltd.	Korea	Online shopping mall operation agency	100.0	100.0
SK Broadband Co., Ltd.	Korea	Telecommunication services	50.6	50.6
Broadband Media Co., Ltd.(*)	Korea	Multimedia TV portal services	—	100.0
K-net Culture and Contents Venture Fund	Korea	Investment association	59.0	59.0
Fitech Focus Limited Partnership II	Korea	Investment association	66.7	66.7
Open Innovation Fund	Korea	Investment association	98.9	98.9
PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
Service Ace Co., Ltd.	Korea	Customer center management service	100.0	100.0

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

			Ownership (%)
Subsidiary	Location	Primary business	Dec. 31, 2013	Dec. 31, 2012
Service Top Co., Ltd.	Korea	Customer center management service	100.0	100.0
Network O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
BNCP Co., Ltd.	Korea	Internet website services	100.0	100.0
SK Planet Co., Ltd.	Korea	Telecommunication service	100.0	100.0
Madsmart, Inc.(*)	Korea	Application software production	—	100.0
SK Telecom China Holdings Co., Ltd.	China	Investment association	100.0	100.0
SKY Property Mgmt. Ltd.(*)	Virgin Island	Real estate investment	—	60.0
Shenzhen E-eye High Tech Co., Ltd.	China	Manufacturing	65.5	65.5
SK Global Healthcare Business Group., Ltd.	Hong Kong	Investment association	100.0	100.0
SK China Real Estate Co., Ltd.(*)	Hong Kong	Real estate investment	—	99.4
SK Planet Japan	Japan	Digital contents sourcing service	100.0	100.0
SKT Vietnam PTE. Ltd.	Singapore	Telecommunication service	73.3	73.3
SK Planet Global PTE. Ltd.	Singapore	Digital contents sourcing service	100.0	100.0
SKP GLOBAL HOLDINGS PTE. LTD.(*)	Singapore	Investment association	100.0	—
SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
SKP America LLC.	USA	Digital contents sourcing service	100.0	100.0
YTK Investment Ltd.	Cayman	Investment association	100.0	100.0
Atlas Investment	Cayman	Investment association	100.0	100.0
Technology Innovation Partners, LP.	USA	Investment association	100.0	100.0
SK Telecom China Fund I L.P.	Cayman	Investment association	100.0	100.0

(*)	Changes in subsidiaries are explained in note 1-(4).

In accordance with the Group’s accounting policy relating to the scope of consolidation, small-sized subsidiaries including IM Shopping Inc. were excluded from the list of subsidiaries as the effects on the Group’s consolidated financial statements are not material considering both individual and overall quantitative and qualitative effects.

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

Condensed financial information of subsidiaries as of and for the year ended December 31, 2013 is as follows:

(In millions of won)
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	￦	252,475	125,807	126,668	433,276	16,024
M&Service Co., Ltd.(*1)		68,587	32,626	35,961	130,178	4,176
SK Communications Co., Ltd.		205,792	53,755	152,037	128,272	(41,893)
Stonebridge Cinema Fund		11,974	377	11,597	1	1,320
Commerce Planet Co., Ltd.		26,237	27,333	(1,096)	56,565	587
SK Broadband Co., Ltd.		3,044,349	1,916,721	1,127,628	2,539,366	12,306
K-net Culture and Contents Venture Fund		16,181	12	16,169	—	(16,595)
Fitech Focus Limited Partnership II		21,446	—	21,446	—	(1,179)
Open Innovation Fund		27,996	—	27,996	—	(15,408)
PS&Marketing Corporation		277,300	141,356	135,944	1,095,647	1,369
Service Ace Co., Ltd.		56,276	30,667	25,609	187,961	2,995
Service Top Co., Ltd.		48,369	30,634	17,735	159,364	3,484
Network O&S Co., Ltd.		56,677	32,353	24,324	198,664	2,060
BNCP Co., Ltd.		12,108	6,433	5,675	14,819	(9,019)
SK Planet Co., Ltd.		2,528,054	766,841	1,761,213	1,378,211	201,556
SK Telecom China Holdings Co., Ltd.		36,261	2,052	34,209	17,025	613
Shenzhen E-eye High Tech Co., Ltd.		17,894	1,841	16,053	7,703	(789)
SK Global Healthcare Business Group., Ltd.		27,625	—	27,625	—	831
SK Planet Japan		1,793	280	1,513	394	(1,635)
SKT Vietnam PTE. Ltd.		11,773	8,862	2,911	—	(28,086)
SK Planet Global PTE. Ltd.		697	149	548	331	(1,420)
SKP GLOBAL HOLDINGS PTE. LTD.(*1)		20,713	9	20,704	—	1,542
SKT Americas, Inc.		33,876	1,315	32,561	9,207	(6,544)
SKP America LLC.		22,399	12	22,387	—	—
YTK Investment Ltd.		42,118	—	42,118	—	(21,764)
Atlas Investment(*2)		40,218	101	40,117	—	(8,248)

(*1)	Changes in subsidiaries are explained in note 1-(4).
(*2)	The financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P. and SK Telecom China Fund I L.P., subsidiaries of Atlas Investment.

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries, Continued

Condensed financial information of subsidiaries as of and for the year ended December 31, 2012 is as follows:

(In millions of won)
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	￦	241,977	128,191	113,786	341,084	(74,951)
SK Communications Co., Ltd.		265,819	70,483	195,336	197,153	(35,334)
PAXNet Co., Ltd.		31,400	9,173	22,227	34,237	(156)
Loen Entertainment, Inc.		173,079	44,998	128,081	185,016	23,839
Stonebridge Cinema Fund		10,965	903	10,062	509	5,707
Commerce Planet Co., Ltd.		34,007	35,351	(1,344)	52,507	655
SK Broadband Co., Ltd.		3,035,657	1,656,923	1,378,734	2,486,317	26,412
Broadband media Co., Ltd.		50,574	320,727	(270,153)	90,602	(3,396)
K-net Culture and Contents Venture Fund		43,779	15	43,764	—	(1,778)
Fitech Focus Limited Partnership II		22,547	—	22,547	—	(3,934)
Open Innovation Fund		43,394	—	43,394	—	(788)
PS&Marketing Corporation		317,613	181,737	135,876	1,484,492	(9,662)
Service Ace Co., Ltd.		48,956	24,461	24,495	146,554	3,418
Service Top Co., Ltd.		43,332	25,963	17,369	133,705	4,198
Network O&S Co., Ltd.		165,818	140,853	24,965	377,909	7,970
BNCP Co., Ltd.		24,000	9,367	14,633	26,167	(2,463)
SK Planet Co., Ltd.		1,647,965	381,620	1,266,345	1,034,697	11,977
Madsmart, Inc.		1,591	724	867	635	(2,756)
SK Telecom China Holdings Co., Ltd.		35,233	1,782	33,451	25,755	(151)
SKY Property Mgmt. Ltd.(*1)		773,413	294,305	479,108	70,808	10,390
Shenzhen E-eye High Tech Co., Ltd.		18,915	1,788	17,127	9,590	(1,068)
SK Global Healthcare Business Group., Ltd.		25,784	—	25,784	—	—
SK Planet Japan		47	4	43	—	(63)
SKT Vietnam PTE. Ltd.		38,331	7,904	30,427	990	(8)
SK Planet Global PTE. Ltd.		636	130	506	—	(526)
SKT Americas, Inc.		36,378	784	35,594	10,712	(10,837)
SKP America LLC.		6,669	2,431	4,238	109	(3,301)
YTK Investment Ltd.		64,036	—	64,036	—	—
Atlas Investment(*2)		51,065	205	50,860	—	(4,324)

(*1)	The financial information of SKY Property Mgmt. Ltd. includes the financial information of SK China Real Estate Co., Ltd., a subsidiary of Sky Property Mgmt. Ltd.
(*2)	The financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P. and SK Telecom China Fund I L.P., subsidiaries of Atlas Investment.

1.	Reporting Entity, Continued

(4)	Changes in subsidiaries

The list of subsidiaries that were newly included or excluded from consolidation during the year ended December 31, 2013 is as follows:

1)	Newly included subsidiaries

Subsidiary	Reason
M&Service Co., Ltd.	SK Planet Co., Ltd. acquired ownership interest in M&Service Co., Ltd.
SKP GLOBAL HOLDINGS PTE. LTD.	SK Planet Co., Ltd. invested in SKP GLOBAL HOLDINGS PTE. LTD.

2)	Excluded subsidiaries

Subsidiary	Reason
PAXNet Co., Ltd.	The Parent Company sold its investment during the year.
Broadband media Co., Ltd.	Merged into SK Broadband Co., Ltd. during the year.
Madsmart, Inc.	Merged into SK Planet Co., Ltd. during the year.
SKY Property Mgmt. Ltd.	The Parent Company sold its investment during the year.
SK China Real Estate Co., Ltd.	The Parent Company sold its investment during the year.
Loen Entertainment, Inc.	The Parent Company sold its investment during the year.

(5)	Significant non-controlling interests of the Group for the years ended December 31, 2013 and 2012 are as follows. There were no dividends paid during the years ended December 31, 2013 and 2012 by subsidiaries of which non-controlling interests are significant.

(In millions of won)	December 31, 2013
	SK Communications Co., Ltd.		SK Broadband Co., Ltd.
Ownership of non-controlling interests (%)		35.4	49.4

Current assets	￦	108,100	533,597
Non-current assets		97,692	2,510,752
Current liabilities		(51,868)	(938,385)
Non-current liabilities		(1,887)	(978,336)
Net assets		152,037	1,127,628
Adjustment for fair value		—	113,478
Net assets of consolidated entities		152,037	1,241,106
Carrying amount of non-controlling interests		53,856	613,560

Revenue	￦	128,272	2,539,366
Profit (loss) for the period		(41,893)	12,306
Amortization of adjustment for fair value		—	(30,977)
Loss of the consolidated entities		(41,893)	(18,671)
Total comprehensive loss		(43,318)	(13,059)
Loss attributable to non-controlling interests		(14,853)	(9,231)

Net cash provided by (used in) operating activities	￦	(22,867)	440,036
Net cash provided by (used in) investing activities		41,788	(329,346)
Net cash provided by (used in) financing activities		19	(129,181)
Net increase (decrease) in cash and cash equivalents		18,940	(18,491)

1.	Reporting Entity, Continued

(5)	Significant non-controlling interests of the Group for the years ended December 31, 2013 and 2012 are as follows. There were no dividends paid during the years ended December 31, 2013 and 2012 by subsidiaries of which non-controlling interests are significant, Continued

(In millions of won)	December 31, 2012
	SK Communications Co., Ltd.		SK Broadband Co., Ltd.(*1)	SKY Property Mgmt. Ltd.(*2)
Ownership of non-controlling interests (%)		35.4	49.4	40.0

Current assets	￦	99,599	684,804	69,093
Non-current assets		166,220	2,394,352	704,319
Current liabilities		(64,811)	(907,000)	(51,068)
Non-current liabilities		(5,672)	(1,061,608)	(243,236)
Net assets		195,336	1,110,548	479,108
Adjustment for fair value		—	144,455	—
Net assets of consolidated entities		195,336	1,255,003	479,108
Carrying amount of non-controlling interests		69,222	621,055	195,907

Revenue	￦	197,153	2,492,160	70,808
Profit (loss) for the period		(35,334)	22,499	10,390
Amortization of adjustment for fair value		—	(72,192)	—
Profit (loss) of the consolidated entities		(35,334)	(49,693)	10,390
Total comprehensive Income (loss)		(36,785)	17,397	(23,948)
Profit (loss) attribute to non-controlling interests		(12,525)	(24,595)	4,156

Net cash provided by (used in) operating activities	￦	(14,925)	375,848	16,258
Net cash provided by (used in) Investing activities		5,319	(287,975)	(396)
Net cash provided by (used in) financing activities		92	(224,837)	(1,405)
Net increase (decrease) in cash and cash equivalents		(9,514)	(136,964)	14,457

(*1)	The financial information of SK Broadband Co., Ltd. includes the financial information of Broadband media Co., Ltd., a subsidiary of SK Broadband Co., Ltd.
(*2)	The financial information of SKY Property Mgmt. Ltd. includes the financial information of SK China Real Estate Co., Ltd., a subsidiary of Sky Property Mgmt. Ltd..

2.	Basis of Presentation

(1)	Statement of compliance

These consolidated financial statements were prepared in accordance with K-IFRS, as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

The consolidated financial statements were authorized for issuance by the Board of Directors on February 6, 2014, which will be submitted for approval at the shareholders’ meeting to be held on March 21, 2014.

(2)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets and unrecognized past service costs

(3)	Functional and presentation currency

Financial statements of Group entities within the Group are presented in functional currency and the currency of the primary economic environment in which each entity operates. Consolidated financial statements of the Group are presented in Korean won, which is the Parent Company’s functional and presentation currency.

(4)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

1)	Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes: revenue and classification of investment property.

2)	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: allowance for doubtful accounts, estimated useful lives of property and equipments and intangible assets, impairment of goodwill, measurement of defined benefit obligation, recognition of deferred tax assets (liabilities), and commitments and contingencies.

2.	Basis of Presentation, Continued

(4)	Use of estimates and judgments, Continued

3)	Fair value measurement

The Group establishes fair value measurement policies and procedures as its accounting policies and disclosures require fair value measurements for the majority of financial and non-financial assets and liabilities. Such policies and procedures are executed by the valuation division, which is responsible for the review of significant fair value measurements including fair values classified as level 3 in the fair value hierarchy, and the results of which are directly reported to the finance executive.

The valuation division regularly reviews unobservable significant inputs and valuation adjustments. If third party information such as prices available from an exchange, dealer, broker, industry group, pricing service or regulatory agency is used for fair value measurements, the valuation division reviews whether the valuation based on third party information includes classifications by levels within the fair value hierarchy and meets the requirements for the relevant standards.

The Group uses the best observable inputs in market when measuring fair values of assets or liabilities. Fair values are classified within the fair value hierarchy based on inputs used in valuation methods, as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: inputs for the asset or liability that are not based on observable market data

(unobservable inputs)

If various inputs used to measure fair value of assets or liabilities are transferred between levels of the fair value hierarchy, the Group classifies the assets and liabilities at the lowest level of inputs among the fair value hierarchy which is significant to the entire measured value and recognizes transfers between levels at the end of the reporting period of which such transfers occurred.

Information about assumptions used for fair value measurements are included in note 35.

(5)	Common control transactions

SK Holdings Co., Ltd. (“the Ultimate Controlling Entity”) is the Ultimate Controlling Entity of the Parent Company because it controls the Parent Company. Accordingly, gains and losses from business acquisitions and dispositions involving entities that are under the control of the Ultimate Controlling Entity are accounted for as common control transactions within equity.

3.	Changes in Accounting Policies

The accounting policies have been applied consistently to all periods presented in these consolidated financial statements except for new standards, interpretations and amendments to existing standards mandatory for the Group for annual periods beginning on or after January 1, 2013 set out below.

•	K-IFRS No. 1110, ‘Consolidated Financial Statements’

•	K-IFRS No. 1111, ‘Joint Arrangements’

•	K-IFRS No. 1112, ‘Disclosure of Interests in Other Entities’

•	K-IFRS No. 1113, ‘Fair Value Measurement’

•	K-IFRS No. 1019, ‘Employee Benefits’

•	Amendments to K-IFRS No. 1001, ‘Presentation of Items of Other Comprehensive Income (“OCI”)’

•	Amendments to K-IFRS No. 1107, ‘Disclosure of offsetting financial assets and financial liabilities’

•	Amendments to K-IFRS No. 1036, ‘Disclosure of recoverable amount of non-financial assets’

(1)	Subsidiaries

In accordance with the adoption of K-IFRS No. 1110, ‘Consolidated Financial Statements’, the Group’s accounting policy to determine whether an entity has control over an investee has been changed. The standard introduces a new control model focusing on whether the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

The Group remeasured control over investees as of January 1, 2013, the amendment’s initial adoption date, and there were no changes in the Group’s subsidiaries as a result of adopting this amendment.

(2)	Joint arrangements

K-IFRS No. 1111 classifies joint arrangements into two types - joint operations and joint ventures. The Company assesses its rights and obligations by considering the structure and legal form of the arrangement, the contractual terms agreed to by the parties to the arrangement and, when relevant, other facts and circumstances

The Group reassessed its involvement in joint arrangements and reclassified investment property in relation to joint controlling entities as joint ventures. There were no effects on the Group’s recognized assets, liabilities and comprehensive income due to the reclassification, as the Group consistently recognizes an investment and accounted for that investment using the equity method.

(3)	Disclosure of interests in other entities

As described in notes 1 and 11, the Group provides more detailed information on interests in subsidiaries and investees accounted for using the equity method in accordance with the amendments to K-IFRS 1112.

3.	Changes in Accounting Policies, Continued

(4)	Fair value measurement

K-IFRS No. 1113 has been amended to provide a single framework for fair value and information of fair value measurements when other standards requires or permits fair value measurements. The standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard replaces disclosures relating to fair value measurements required by other standards including K-IFRS No. 1107, and requires additional disclosures. The required disclosures are included in note 35.

(5)	Defined benefit pension plans

The Group changed its accounting policy for recognition of gains and losses relating to defined benefit pension plans in accordance with the amendments to K-IFRS No. 1019, ‘Employee Benefits’. The Group determines net interest costs for net defined benefit liabilities using the discount rates used for the measurement of defined benefit obligations at the beginning of the reporting period and considers changes in net defined benefit liabilities due to contributions and retirement benefit payments. Accordingly, net interests on net defined benefits liabilities consist of interest costs on defined benefits obligations, interest income on plan assets and, if applicable, interest on the effects of limitations on asset recognition. Prior to the amendments, the Group determined interest income on plan assets based on the long-term expected return rate.

(6)	Presentation of other comprehensive income items

In accordance with the amendments, the Group classifies other comprehensive income items by nature and presents items as “items that will never be reclassified to profit or loss” and “items that are or may be reclassified to profit or loss.” Accordingly, the consolidated statement of comprehensive income for the year ended December 31, 2012 presented for comparative purposes, has been restated.

(7)	Offsetting financial assets and liabilities

As described in note 35, the Group provides disclosures relating to offsetting financial assets and financial liabilities in accordance with the amendments to K-IFRS No. 1107.

(8)	Disclosure of recoverable amount of non-financial assets

The Group early adopted the amendments to K-IFRS No. 1036. Accordingly, the Group makes the additional disclosures on required by the amendment when impairment losses are recognized and recoverable amounts are based on net fair value.

4.	Significant Accounting Policies

The significant accounting policies applied by the Group in preparation of its consolidated financial statements in accordance with K-IFRSs are included below. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements except for those as described in note 3.

Presentation and classification of certain items on the consolidated statements of comprehensive income for the year ended December 31, 2012, presented for the comparative purposes, have been modified by applying changes to the standards and classification method of other comprehensive income items and results of discontinued operations.

(1)	Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. The Group’s operating segments have been determined to be each business unit, for which the Group generates separately identifiable financial information that is regularly reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance. The Group has three reportable segments which consist of cellular services, fixed-line telecommunication services and others, as described in note 5. Segment results that are reported to the chief operating decision maker include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

(2)	Basis of consolidation

(i)	Business combination

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Consideration transferred is generally measured at fair value, identical to the measurement of identifiable net assets acquired at fair value. If goodwill incurs as a result of business combination, the Group performs impairment test on an annual basis and recognizes gain from bargain purchases through profit or loss. Acquisition-related costs are expensed in the periods in which the costs are incurred and the services are received excluding costs to issue debt or equity securities recognized based on K-IFRS No. 1032 and 1039.

Consideration transferred does not include the amount settled in relation to the pre-existing relationship and the amount settled in relation to the pre-existing relationship is generally recognized through profit or loss.

Contingent consideration is measured at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. If contingent consideration is not classified as equity, the Group subsequently recognizes changes in fair value of contingent consideration and recognizes through profit or loss.

26

4.	Significant Accounting Policies, Continued

(2)	Basis of consolidation, Continued

Entire or certain portion of market-based measure of replacement award for share-based payment transactions of the acquiree or the replacement of an acquiree’s share-based payment transactions with share-based payment transactions of the acquirer is included in measurement of contingent considerations. Portion of a replacement award that is part of the consideration transferred for the acquiree and the portion that is remuneration for post-combination service is determined by comparing market-based measure of the awards of acquire and replacement awards that is attributable to pre-combination service.

(ii)	Non-controlling interests

The Group measure at the acquisition date components of non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the acquiree’s net assets.

Changes in a Controlling Company’s ownership interest in a subsidiary that do not result in the Controlling Company losing control of the subsidiary are accounted for as equity transactions.

(iii)	Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of an investee begins from the date the Group obtains control of the investee and cease when the Group loses control of the investee.

(iv)	Loss of control

If the Group loses control of a subsidiary, the Group derecognizes the assets and liabilities of the former subsidiary from the consolidated statement of financial position and recognizes gain or loss associated with the loss of control attributable to the former controlling interest. Any investment retained in the former subsidiary is recognized at its fair value when control is lost.

(v)	Interest in investees accounted for using the equity method

Interest in investees accounted for using the equity method composed of interest in associates and joint ventures. An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. A joint venture is a joint arrangement whereby the Group that has joint control of the arrangement have rights to the net assets of the arrangement.

The investment in an associate and a joint venture is initially recognized at cost including transaction costs and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate or the joint venture after the date of acquisition.

4.	Significant Accounting Policies, Continued

(2)	Basis of consolidation, Continued

(vi)	Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. The Group’s share of unrealized gain incurred from transactions with investees accounted for using the equity method are eliminated and unrealized loss are eliminated using the same basis if there are no evidence of asset impairments.

(vii)	Business combinations under common control

The assets and liabilities acquired from the combination of entities or business under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from other capital adjustments.

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Group in the management of its short-term commitments.

(4)	Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory system is used to value inventories, which is adjusted to the physical inventory counts performed at the period end. When the net realizable value of inventories is less than the acquisition cost, the carrying amount is reduced to the net realizable value and any difference is charged to current operations as operating expenses. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(5)	Non-derivative financial assets

The Group recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Group recognizes financial assets in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

(i)	Financial assets at fair value through profit or loss

A financial asset is classified as financial assets are classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(ii)	Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Group has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest rate method.

(iii)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

(iv)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

(v)	De-recognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. If the Group retains substantially all the risks and rewards of ownership of the transferred financial assets, the Group continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

(vi)	Offsetting between financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Group currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

4.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

(i)	Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the consolidated statement of income. The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

4.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

(ii)	Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria have been met:

(a)	the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract;

(b)	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

(c)	the hybrid instrument is not measured at fair value with changes in fair value recognized in profit or loss.

Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(iii)	Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

(7)	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset is impaired includes following loss events:

•	significant financial difficulty of the issuer or obligor;

•	a breach of contract, such as default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

•	the disappearance of an active market for that financial asset because of financial difficulties; or

•	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

4.	Significant Accounting Policies, Continued

(7)	Impairment of financial assets, Continued

If financial assets have objective evidence that they are impaired, impairment losses should be measured and recognized.

(i)	Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. If it is not practicable to obtain the instrument’s estimated future cash flows, impairment losses would be measured by using prices from any observable current market transactions. The Group can recognize impairment losses directly or establish a provision to cover impairment losses. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss shall be reversed either directly or by adjusting an allowance account.

(ii)	Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses shall not be reversed.

(iii)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale shall not be reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.

(8)	Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

4.	Significant Accounting Policies, Continued

(8)	Property, plant and equipment, Continued

Subsequent to initial recognition, an item of property, plant and equipment shall be carried at its cost less any accumulated depreciation and any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property, plant and equipment at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property, plant and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property, plant and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized as other non-operating income (loss).

The estimated useful lives of the Group’s property, plant and equipment are as follows:

Useful lives (years)

Buildings and structures	15 ~ 40
Machinery	3 ~ 15
Other property, plant and equipment (“Other PP&E”)	4 ~ 10

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(9)	Borrowing costs

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets and inventories that are manufactured or otherwise produced over a short period of time are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Group borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Group shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Group capitalizes during a period shall not exceed the amount of borrowing costs incurred during that period.

4.	Significant Accounting Policies, Continued

(10)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

The estimated useful lives of the Group’s intangible assets are as follows:

Useful lives (years)

Frequency use rights	6 ~ 13
Land use rights	5
Industrial rights	5, 10
Development costs	5
Facility usage rights	10, 20
Customer relations	3 ~ 7
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

4.	Significant Accounting Policies, Continued

(11)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Group will comply with the grant’s conditions and that the grant will be received.

(i) Grants related to assets

Government grants whose primary condition is that the Group purchase, construct or otherwise acquire long-term assets are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

(ii) Grants related to income

Government grants which are intended to compensate the Group for expenses incurred are deducted from the related expenses.

(12)	Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is initially measured at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Investment property except for land, are depreciated on a straight-line basis over 15~40 years as estimated useful lives.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(13)	Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

4.	Significant Accounting Policies, Continued

(13)	Impairment of non-financial assets, Continued

The Group estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss if the carrying amount of an asset or a CGU exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(14)	Leases

The Group classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Group assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(i)	Finance leases

At the commencement of the lease term, the Group recognizes as finance assets and finance liabilities in its consolidated statements of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the lessee adopts for depreciable assets that are owned. If there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Group reviews to determine whether the leased asset may be impaired.

4.	Significant Accounting Policies, Continued

(14)	Leases, Continued

(ii)	Operating leases

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the period of the lease.

(iii)	Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease shall be based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset) and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Group concludes for a financial lease that it is impracticable to separate the payments reliably, the Group recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability shall be reduced as payments are made and an imputed finance charge on the liability recognized using the purchaser’s incremental borrowing rate of interest.

(15)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell. The Group recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, ‘Impairment of Assets’.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

4.	Significant Accounting Policies, Continued

(16)	Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

(i)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

(ii)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(17)	Employee benefits

(i)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

(ii)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods. Any changes from remeasurements are recognized through profit or loss in the period in which they arise.

4.	Significant Accounting Policies, Continued

(17)	Employee benefits, Continued

(iii)	Retirement benefits: defined contribution plans

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(iv)	Retirement benefits: defined benefit plans

As of the end of reporting period, defined benefits liabilities relating to defined benefit plans are recognized as present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Group recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability comprise of actuarial gains and losses, the return on plan assets excluding amounts included in net interest on the net defined benefit liability, and any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability and recognized in other comprehensive income. The Group determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Group recognizes gain or loss on a settlement when the settlement of defined benefit plan occurs.

(v)	Termination benefits

The Group recognizes a liability and expense for termination benefits at the earlier of the period when the Group can no longer withdraw the offer of those benefits and the period when the Group recognizes costs for a restructuring. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

4.	Significant Accounting Policies, Continued

(18)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision shall be used only for expenditures for which the provision was originally recognized.

(19)	Foreign currencies

(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(ii)	Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

4.	Significant Accounting Policies, Continued

(19)	Foreign currencies, Continued

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and translated at the closing rate.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

(20)	Equity capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Group repurchases its share capital, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The profits or losses from the purchase, disposal, reissue, or retirement of treasury shares are not recognized as current profit or loss. If the Group acquires and retains treasury shares, the consideration paid or received is directly recognized in equity.

(21)	Hybrid bond

The Group recognizes a financial instrument issued by the Group as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(22)	Revenue

Revenue from the sale of goods, rendering of services or use of the Group assets is measured at the fair value of the consideration received or receivable. Returns, trade discounts and volume rebates are recognized as a reduction of revenue.

(i)	Services

Revenue from cellular services consists of revenue from basic charges, voice charges, data charges, data-roaming services and interconnection charges. Such revenues are recognized as services are performed. Revenues received for the activation of service are deferred and recognized over the average customer retention period.

Revenue from fixed-line services includes domestic short and long distance charges, international phone connection charges, and broadband internet services. Such revenues are recognized as the related services are performed.

Revenue from services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed.

4.	Significant Accounting Policies, Continued

(22)	Revenue, Continued

(ii)	Goods sold

Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

(iii)	Customer loyalty programmes

For customer loyalty programmes, the fair value of the consideration received or receivable in respect of the initial sale is allocated between the award credits and the other components of the sale. The amount allocated to the award credits is estimated by reference to the fair value of the services to be provided with respect to the redeemable award credits. The fair value of the services to be provided with respect to the redeemable portion of the award credits granted to the customers in accordance with customer loyalty programmes is estimated taking into account the expected redemption rate and timing of the expected redemption. Considerations allocated to the award credits are deferred and revenue is recognized when the award credits are recovered and the Group performs its obligation to provide the service. The amount of revenue recognized is based on the relative size of the total award credits that are expected to be redeemed and the redeemed award credits in exchange for services.

(iv)	Bundled arrangements

When the Group sells both handsets and wireless services to subscribers, the Group recognizes these transactions separately as sales for handset sales and wireless telecommunication services.

(23)	Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures are recognized in profit or loss using the effective interest rate method.

(24)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

4.	Significant Accounting Policies, Continued

(24)	Income taxes, Continued

(i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries and associates, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis. If there are any additional income tax expense incurred in accordance with dividend payments, such income tax expense is recognized when liabilities relating to the dividend payments are recognized.

4.	Significant Accounting Policies, Continued

(25)	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Parent Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

(26)	Discontinued operations

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations that has been disposed of or is held for sale, or is a subsidiary acquired exclusively with a view to resale. When an operation is classified as a discontinued operation, the comparative consolidated statement of comprehensive income is re-presented as if the operation had been discontinued from the start of the comparative period.

(27)	New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and but not effective for the Group for annual periods beginning on or after January 1, 2013 are as follows. The Group has not early adopted them.

As of December 31, 2013, management is not able to evaluate the impact, if any, of applying these standards on its financial position and results of operations.

(i)	K-IFRS No.1032, ‘Financial instruments: Presentation’

K-IFRS No. 1032, ‘Financial Instruments has been amended to clarify requirements for offsetting financial assets and financial liabilities by adding application guidance. The amendment is mandatorily effective for annual periods beginning on or after January 1, 2014.

5.	Operating Segments

The Group’s operating segments have been determined to be each business unit, for which the Group provides independent services and merchandise. The Group’s reportable segments are: 1) cellular services, which include cellular voice service, wireless data service and wireless internet services, and 2) fixed-line telecommunication services, which include telephone services, internet services, and leased line services. All other operating segments, which include the Group’s Internet portal services, game manufacturing and other immaterial operations, do not meet the quantitative thresholds to be considered reportable segments and are presented as Other.

Segment information of the Group as of and for the year ended December 31, 2012 has been retrospectively restated to exclude discontinued operations.

(1)	Segment information as of and for the years ended December 31, 2013 and 2012 is as follows:

(In millions of won)
	2013
	Cellular services		Fixed-line telecommunication services	Other	Total segments	Consolidation adjustments	Consolidated amount
Total sales	￦	14,501,829	2,972,642	1,741,599	19,216,070	(2,614,016)	16,602,054
Internal sales		1,186,297	648,253	779,466	2,614,016	(2,614,016)	—
External sales		13,315,532	2,324,389	962,133	16,602,054	—	16,602,054
Depreciation and amortization		2,019,531	522,155	119,937	2,661,623	—	2,661,623
Operating income (loss)		1,986,106	55,625	(30,622)	2,011,109	—	2,011,109
Finance income and costs, net							(457,811)
Gain related to investments in subsidiaries, associates and joint ventures, net							706,509
Other non-operating income and expense, net							(432,706)

Profit from continuing operations before income tax							1,827,101

Total assets		23,263,268	3,288,275	3,075,321	29,626,864	(3,050,349)	26,576,515
Total liabilities		9,744,248	2,033,978	901,563	12,679,789	(269,831)	12,409,958

5.	Operating Segments, Continued

(In millions of won)
	2012
	Cellular services		Fixed-line telecommunication services	Other	Total segments	Consolidation adjustments	Consolidated amount
Total sales	￦	14,475,379	3,018,156	1,469,457	18,962,992	(2,821,583)	16,141,409
Internal sales		1,256,475	824,295	740,813	2,821,583	(2,821,583)	—
External sales		13,218,904	2,193,861	728,644	16,141,409	—	16,141,409
Depreciation and amortization		1,735,193	578,969	106,966	2,421,128	—	2,421,128
Operating income (loss)		1,683,431	53,115	(6,497)	1,730,049	—	1,730,049
Finance income and costs, net							(193,727)
Gain related to investments in subsidiaries, associates and joint ventures, net							(24,560)
Other non-operating income and expense, net							7,606

Profit from continuing operations before income tax							1,519,368

Total assets		22,860,867	3,349,715	3,298,774	29,509,356	(3,913,797)	25,595,559
Total liabilities		10,281,115	2,105,282	860,336	13,246,733	(505,956)	12,740,777

Intersegment sales and purchases are conducted on an arms-length basis and eliminated on consolidation. Since there are no intersegment sales of inventory, there is no unrealized intersegment profit to be eliminated on consolidation. The Group principally operates its business in its domestic market in Korea and the amounts outside of Korea are immaterial, therefore no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total sales for the years ended December 31, 2013 and 2012.

5.	Operating Segments, Continued

(2)	The Group’s revenues are generated as follows:

(In billions of won except percentage)
	2013			2012
	Amount		Percentage of total revenue(%)	Amount	Percentage of total revenue(%)
Cellular revenue
Wireless service	￦	11,001,123	66.3	10,591,489	65.6
Interconnection		844,977	5.1	860,250	5.3
Digital handset sales		645,914	3.9	1,131,657	7.1
Other(*1)		823,518	5.0	635,508	3.9

		13,315,532	80.2	13,218,904	81.9

Fixed-line telecommunication services revenue
Fixed line telephone service		474,430	2.9	485,941	3.0
Interconnection revenue		78,731	0.5	98,460	0.6
Broadband internet service		1,023,156	6.2	864,955	5.4
International calling service		127,005	0.8	144,073	0.9
Miscellaneous(*2)		621,067	3.7	600,432	3.7

		2,324,389	14.0	2,193,861	13.6

Other revenue
Commerce service(*3)		742,616	4.5	391,894	2.5
Portal service(*4)		92,153	0.6	167,815	1.0
Other(*5)		127,364	0.7	168,935	1.0

		962,133	5.8	728,644	4.5

Total operating revenue	￦	16,602,054	100.0	16,141,409	100.0

(*1)	Other cellular revenue includes revenue from the sale and licensing of Internet platform solutions.
(*2)	Miscellaneous includes revenues from leased line, corporate data and internet solutions businesses.
(*3)	Commerce service revenue includes sales from online shopping mall, such as, 11th Street. As the Parent Company acquired the ownership interests in SK Marketing & Company Co., Ltd. during 2013, commerce service revenue for the year ended December 31, 2013 include revenue from advertising and e-commerce agency.
(*4)	Portal service revenue includes revenues from Nate, an online portal service and Cyworld, a social network service.
(*5)	Other includes revenue from T store, online marketplace for mobile application, and the platform businesses.

6.	Restricted Deposits

Deposits which are restricted in use as of December 31, 2013 and 2012 are summarized as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Short-term financial instruments
Charitable fund(*1)	￦	76,500	76,500
Guarantees for loans and other similar instruments (*2)		—	149,000
Other		5,134	16,087
Long-term financial instruments		7,589	106
Guarantee deposits		40	40

	￦	89,263	241,733

(*1)	The Group established a trust fund for charitable purposes. Profits from the fund are donated to charitable institutions. As of December 31, 2013, the funds cannot be withdrawn.
(*2)	For the year ended December 31, 2012, SK Broadband Co., Ltd., a subsidiary, had guaranteed certain loans of Broadband Media Co., Ltd. and provided short-term financial instruments as collateral. As of December 31, 2013, there are no guarantees for loans and other similar instruments.

7.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2013 and 2012 are as follows:

(In millions of won)	December 31, 2013
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable – trade	￦	2,482,001	(224,685)	2,257,316
Short-term loans		80,129	(734)	79,395
Accounts receivable – other		715,405	(71,802)	643,603
Accrued income		11,970	(29)	11,941
Others		2,548	—	2,548

		3,292,053	(297,250)	2,994,803
Non-current assets:
Long-term loans		84,176	(26,734)	57,442
Guarantee deposits		249,600	—	249,600
Long-term accounts receivable – trade		13,154	—	13,154

		346,930	(26,734)	320,196

	￦	3,638,983	(323,984)	3,314,999

7.	Trade and Other Receivables, Continued

(1)	Details of trade and other receivables as of December 31, 2013 and 2012 are as follows, Continued

(In millions of won)	December 31, 2012
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable – trade	￦	2,166,293	(211,373)	1,954,920
Short-term loans		86,789	(1,881)	84,908
Accounts receivable – other		639,386	(57,288)	582,098
Accrued income		8,857	(142)	8,715
Others		431	—	431

		2,901,756	(270,684)	2,631,072
Non-current assets:
Long-term loans		97,636	(28,337)	69,299
Guarantee deposits		236,242	—	236,242
Long-term accounts receivable – trade		15,024	(1,647)	13,377

		348,902	(29,984)	318,918

	￦	3,250,658	(300,668)	2,949,990

(2)	The movements in allowances for doubtful accounts of trade and other receivables during the years ended December 31, 2013 and 2012 were as follows:

(In millions of won)
	2013		2012
Balance at January 1	￦	300,668	318,820
Increase of bad debt allowances		79,330	82,500
Reversal of allowances for doubtful accounts		(359)	(5,902)
Write-offs		(76,697)	(111,611)
Other		21,042	16,861

Balance at December 31	￦	323,984	300,668

(3)	Details of overdue but not impaired, and impaired trade and other receivable as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013			December 31, 2012
	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Neither overdue or impaired	￦	1,882,607	938,131	1,589,911	976,882
Overdue but not impaired		46,773	2,030	38,590	1,588
Impaired		565,775	203,667	552,816	90,871

		2,495,155	1,143,828	2,181,317	1,069,341
Allowances for doubtful accounts		(224,685)	(99,299)	(213,020)	(87,648)

	￦	2,270,470	1,044,529	1,968,297	981,693

The Group establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period, past customer default experience, customer credit status, and economic and industrial factors.

7.	Trade and Other Receivables, Continued

(4)	The aging of overdue but not impaired accounts receivable as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013			December 31, 2012
	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Less than 1 month	￦	12,036	20	4,067	171
1 ~ 3 months		15,686	1,220	10,264	673
3 ~ 6 months		3,610	516	10,507	101
More than 6 months		15,441	274	13,752	643

	￦	46,773	2,030	38,590	1,588

8.	Inventories

Details of inventories as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013				December 31, 2012
	Acquisition cost		Write- down of inventory	Carrying amount	Acquisition cost	Write- down of inventory	Carrying amount
Merchandise	￦	165,080	(3,152)	161,928	230,640	(1,784)	228,856
Finished goods		1,711	(34)	1,677	3,525	(962)	2,563
Work in process		—	—	—	309	—	309
Raw materials and supplies		13,515	—	13,515	10,487	(69)	10,418

	￦	180,306	(3,186)	177,120	244,961	(2,815)	242,146

The amount of the inventory write-downs charged to the consolidated statements of income and write-offs of inventories are as follows:

(In millions of won)
	2013		2012
Charged to cost of products that have been resold	￦	1,498	510
Write-offs upon sale		(1,127)	(2,844)

		371	(2,334)

There are no significant reversals of inventory write-downs for the periods presented.

9.	Investment Securities

(1)	Details of short-term investment securities as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Beneficiary certificates(*)	￦	102,828	56,160
Current portion of long-term investment securities		3,240	3,967

	￦	106,068	60,127

(*)	The distributions arising from beneficiary certificates as of December 31, 2013 were accounted for as accrued income.

(2)	Details of long-term investment securities as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Equity securities:
Marketable equity securities	￦	638,445	584,035
Unlisted equity securities(*1)		47,145	99,643
Equity investments(*2)		239,354	223,370

		924,944	907,048

Debt securities:
Public bonds		356	377
Investment bonds(*3)		46,467	50,254

		46,823	50,631

Total		971,767	957,679
Less current portion of long-term investment securities		(3,240)	(3,967)

Long-term investment securities	￦	968,527	953,712

(*1)	Unlisted equity securities whose fair value cannot be measured reliably are recorded at cost.
(*2)	Equity investments are recorded at cost.
(*3)	The Group classified convertible bonds of NanoEnTek, Inc. (carrying amount as of December 31, 2013: ￦20,532 million), which were acquired during the year ended December 31, 2011, as financial assets at fair value through profit or loss. The difference between acquisition cost and fair value is accounted for as finance income (loss).

10.	Assets and Liabilities Classified as Held for Sale

(1)	Subsidiary

For the year ended December 31, 2012, the Group classified assets and liabilities of a subsidiary, SKY Property Mgmt. Ltd., as held for sale as a result of the Board of Directors’ December 21, 2012 decision to dispose of the Group’s ownership interests of 27% in the subsidiary in order to utilize the proceeds for new business opportunities. The ownership interests were disposed as of January 11, 2013.

Non-current assets and liabilities held for sale as of December 31, 2012 are as follows:

(In millions of won)
	December 31, 2012
Asset group held-for sale	￦	773,413
Current assets(*1)		69,094
Non-current assets		704,319
Long-term prepaid expense		486,439
Investment property		186,682
Property and equipment		1,566
Other non-current assets		29,632
Liability group held-for-sale		294,305
Current liabilities		51,069
Non-current liabilities		243,236

(*1)	Cash and cash equivalents of ￦51,831 million which are included in current assets are recognized as cash outflows from investing activities in the consolidated statements of cash flows as the cash equivalents are expected to be recovered through the disposal of assets and liabilities held for sale.

The assets and liabilities classified as held for sale as of December 31, 2012 are measured at the lower of their carrying amount and fair value less cost to sell.

The Group disposed of 27% of its ownership interests in SKY Property Mgmt. Ltd., which were accounted for as non-current assets held for sale and non-current liabilities held for sale, to SK Innovation, Co., Ltd., a related party, and recognized ￦140,689 thousand of a gain on disposal.

10.	Assets and Liabilities Classified as Held for Sale, Continued

(2)	Investments in associates

Non-current assets held for sale relating to investments in associates as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
TR Entertainment(*1)	￦	2,611	—
SK Fans Co., Ltd.(*2)		1,056	2,143

	￦	3,667	2,143

(*1)	A disposal contract for the Group’s entire ownership interests in TR Entertainment was entered into during the year ended December 31, 2013 and the investment in the associate was reclassified to non-current assets held for sale after an impairment loss of ￦4,019 million was recognized.
(*2)	A disposal contract for the Group’s ownership interests in SK Fans Co., Ltd., an associate, was entered into during the year ended December 31, 2012. However, the contract was modified during the year ended December 31, 2013 and the difference between the contractual disposal amount and carrying amount of ￦1,088 million was recognized as an impairment loss.

11.	Business Combinations

(1)	In January 2013, the Parent Company acquired an additional 50% ownership interest in SK Marketing & Company Co., Ltd., advertising and e-commerce agency, from SK Innovation Co., Ltd., a related party under common control, through the additional purchase of shares and obtained control over SK Marketing & Company Co., Ltd., and its subsidiary, M&Service Co., Ltd.

Prior to the acquisition, the Parent Company owned 50% of SK Marketing & Company Co., Ltd. After obtaining control over SK Marketing & Company Co., Ltd, the Parent Company acquired the shares of SK Planet Co., Ltd. by investing its ownership interest of 100% of SK Marketing & Company Co., Ltd. as a form of investment in kind. On February 1, 2013, SK Planet Co., Ltd. merged with SK Marketing & Company Co., Ltd.

As the business combination occurred during the year ended December 31, 2013 and was a business combination between entities under common control, the difference between the consideration and book value of net assets was recognized as a capital deficit and other capital adjustments.

11.	Business Combination, Continued

(2)	Consideration and assets and liabilities transferred as of the acquisition date are as follows:

(In millions of won)
	Amount
Consideration paid
Cash and cash equivalents	￦	190,605
Investments in associates (carrying value)		141,534

		332,139
Assets and liabilities transferred
Cash and cash equivalents		95,800
Accounts receivable – trade		132,514
Inventories		3,472
Property and equipment, and intangible assets		68,699
Other assets		457,431
Accounts payable – trade		(150,014)
Other liabilities		(337,617)

		270,285

Amount recorded in capital surplus and other capital adjustments	￦	61,854

12.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2013 and 2012 are as follows:

(In millions of won)	Country	December 31, 2013			December 31, 2012
		Ownership percentage	Carrying amount		Ownership percentage	Carrying amount
Investments in associates
SK Marketing & Company Co., Ltd.(*1)	Korea	—	￦	—	50.0	￦	145,333
SK China Company Ltd.(*2)	China	9.6		37,434	9.6		37,628
Korea IT Fund(*3)	Korea	63.3		231,402	63.3		230,016
JYP Entertainment Corporation(*5)	Korea	—		—	25.5		4,232
Etoos Co., Ltd. (*2)	Korea	15.6		12,029	15.6		12,037
HanaSK Card Co., Ltd.	Korea	49.0		378,616	49.0		378,457
Candle Media Co., Ltd.	Korea	40.9		21,241	40.9		21,935
NanoEnTek, Inc. (*2)	Korea	9.2		9,312	9.3		9,276
SK Industrial Development China Co., Ltd.	Hong Kong	21.0		77,517	35.0		77,967
Packet One Network	Malaysia	27.0		60,706	28.2		88,389
SK Technology Innovation Company	Cayman	49.0		53,874	49.0		63,559
ViKi, Inc.(*6)	USA	—		—	26.3		15,667
HappyNarae Co., Ltd.	Korea	42.5		13,935	42.5		13,113
SK hynix Inc.(*8)	Korea	20.6		3,943,232	21.1		3,328,245
SK MENA Investment B.V.	Netherlands	32.1		13,477	32.1		13,666
SKY Property Mgmt. Ltd.(*4)	Virgin Island	33.0		238,278	—		—
Xinan Tianlong Science and Technology Co., Ltd.(*7)	China	49.0		26,562	—		—
Daehan Kanggun BcN Co., Ltd. and others	—	—		164,976	—		170,747

Sub-total				5,282,591			4,610,267

12.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2013 and 2012 are as follows, Continued

(In millions of won)	Country	December 31, 2013			December 31, 2012
		Ownership percentage	Carrying amount		Ownership percentage	Carrying amount
Investments in joint ventures
Dogus Planet, Inc.	Turkey	50.0		10,105	50.0		6,005
PT. Melon Indonesia	Indonesia	49.0		3,230	49.0		4,447
Television Media Korea Ltd.	Korea	51.0		8,659	51.0		11,758
PT XL Planet Digital(*7)	Indonesia	50.0		20,712	—		—

Sub-total				42,706			22,210

Total			￦	5,325,297		￦	4,632,477

(*1)	SK Marketing & Company Co., Ltd. was merged into SK Planet Co., Ltd., a subsidiary of the Parent Company during the year ended December 31, 2013 (Refer to note 11).
(*2)	Classified as investments in associates as the Group can exercise significant influence through participation on the board of directors even though the Group has less than 20% of equity interests.
(*3)	Investment in Korea IT Fund was classified as investment in associates as the Group has less than 50% of voting rights, and therefore does not have control over Korea IT Fund under the agreement.
(*4)	Reclassified from investment in subsidiaries to investment in associates due to the partial disposal of its shares.
(*5)	Decreased as Loen Entertainment, Inc., which holds ownership interests in JYP Entertainment Corporation, has been classified as non-current assets held for sale.
(*6)	De-recognized this investment during the year ended December 31, 2013 upon disposal.
(*7)	Newly acquired investment during the year ended December 31, 2013.
(*8)	The Group’s ownership interests in SK hynix Inc. decreased as investors of convertible bonds issued by SK hynix Inc. exercised their convertible rights during the year ended December 31, 2013.

12.	Investments in Associates and Joint Ventures, Continued

(2)	The market price of investments in listed associates as of December 31, 2013 and 2012 are as follows:

(In millions of won, except for share and per share data)
	December 31, 2013				December 31, 2012
	Market value per share (In won)		Number of shares	Market price	Market value per share (In won)	Number of shares	Market price
Candle Media Co., Ltd.	￦	810	21,620,360	17,512	858	21,620,360	18,550
NanoEnTek, Inc.		5,170	1,807,130	9,343	3,915	1,807,130	7,075
SK hynix Inc.		36,800	146,100,000	5,376,480	25,750	146,100,000	3,762,075

(3)	The financial information of the significant investees as of and for the years ended December 31, 2013 and 2012 is as follows:

(In millions of won)	As of and for the year ended December 31, 2013
	SK hynix Inc.		HanaSK Card Co., Ltd.	SKY Property Mgmt. Ltd.	Korea IT Fund	Packet One Network
Current assets	￦	6,653,123	4,687,020	106,122	132,968	45,936
Non-current assets		14,144,175	211,376	695,653	232,566	206,973
Current liabilities		3,078,240	2,053,942	137,544	6	106,038
Non-current liabilities		4,652,200	2,155,165	163,540	—	87,989
Revenue		14,165,102	853,506	76,834	8,161	97,137
Profit (loss) from continuing operations		2,872,857	3,521	14,408	2,128	(44,441)
Other comprehensive income		6,594	1,906	55,403	—	—
Total comprehensive income (loss)		2,879,451	5,427	69,811	2,128	(44,441)

12.	Investments in Associates and Joint Ventures, Continued

(3)	The financial information of the significant investees as of and for the years ended December 31, 2013 and 2012 is as follows, Continued

(In millions of won)	As of and for the year ended December 31, 2012
	SK hynix Inc.		HanaSK Card Co., Ltd.	Korea IT Fund	Packet One Network
Current assets	￦	5,313,573	7,888,008	195,164	46,872
Non-current assets		13,335,121	296,007	168,182	210,027
Current liabilities		4,441,180	259,659	6	143,936
Non-current liabilities		4,468,071	7,240,140	—	80,896
Revenue		10,162,210	1,012,772	19,444	110,152
Profit (loss) from continuing operations		(158,795)	(29,571)	5,820	(42,830)
Other comprehensive income (loss)		(305,601)	(2,653)	—	2,259
Total comprehensive income (loss)		(464,396)	(32,224)	5,820	(40,571)

(4)	The condensed financial information of joint ventures as of and for the year ended December 31, 2013 and 2012 are as follows:

(In millions of won)	As of and for the year ended December 31, 2013
	Television Media Korea Ltd.		Dogus Planet, Inc.	PT. Melon Indonesia	PT XL Planet Digital
Current assets	￦	18,106	25,508	7,423	31,241
Cash and cash equivalents		14,532	10,723	4,428	30,288
Non-current assets		5,143	9,935	1,658	5,801
Current liabilities		6,385	15,471	2,338	2,133
Account payable, other payables and provisions		6,385	15,386	2,338	2,133
Non-current liabilities		359	142	100	14
Account payable, other payables and provisions		359	1	—	14
Revenue		14,139	7,509	7,475	—
Depreciation and amortization		(4,004)	(1,315)	(397)	(84)
Interest income		410	1,598	289	357
Interest expense		—	(29)	—	(3)
Income tax expense		—	—	—	(513)
Profit (loss) from continuing operations		(6,021)	(29,278)	(575)	3,606
Total comprehensive income (loss)		(6,021)	(29,278)	(575)	3,606

12.	Investments in Associates and Joint Ventures, Continued

(4)	The condensed financial information of joint ventures as of and for the year ended December 31, 2013 and 2012 are as follows, Continued

(In millions of won)	As of and for the year ended December 31, 2012
	Television Media Korea Ltd.		Dogus Planet, Inc.	PT. Melon Indonesia
Current assets	￦	22,449	7,735	7,770
Cash and cash equivalents		10,562	6,085	6,882
Non-current assets		6,056	7,349	2,265
Current liabilities		5,724	2,970	832
Account payable, other payables and provisions		5,323	2,631	821
Non-current liabilities		199	104	78
Account payable, other payables and provisions		—	104	—
Revenue		12,115	—	1,218
Depreciation and amortization		(2,886)	(864)	(442)
Interest income		758	539	418
Loss from continuing operations		(6,873)	(4,494)	(572)
Total comprehensive loss		(6,873)	(4,494)	(572)

12.	Investments in Associates and Joint Ventures, Continued

(5)	Adjustments of financial information of significant associates to carrying amounts attributable to the ownership interests in those associates as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*)	￦	13,066,474	20.6	2,687,806	1,255,426	3,943,232
HanaSK Card Co., Ltd.		689,290	49.0	337,752	40,864	378,616
SKY Property Mgmt. Ltd.(*)		494,004	33.0	163,021	75,257	238,278
Korea IT Fund		365,528	63.3	231,402	—	231,402

(In millions of won)
	December 31, 2012
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*)	￦	9,738,729	21.1	2,049,182	1,279,063	3,328,245
HanaSK Card Co., Ltd.		684,216	49.0	335,266	43,191	378,457
Korea IT Fund		363,340	63.3	230,016	—	230,016

(*)	These entities prepare consolidated financial statements and net assets of these entities represent net assets attributable to owners of the Parent Company.

12.	Investments in Associates and Joint Ventures, Continued

(6)	Details of changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)	2013
	Beginning balance		Acquisition and disposition	Share of profits (losses)	Other comprehensive income (loss)	Impairment loss	Other increase (decrease)	Ending balance
Investments in associates
SK Marketing & Company Co., Ltd.(*1)	￦	145,333	—	(3,954)	155	—	(141,534)	—
SK China Company Ltd.		37,628	—	(7,643)	7,449	—	—	37,434
Korea IT Fund		230,016	—	1,348	38	—	—	231,402
JYP Entertainment Corporation(*2)		4,232	—	1,000	58	—	(5,290)	—
Etoos Co., Ltd.		12,037	—	56	(64)	—	—	12,029
HanaSK Card Co., Ltd.		378,457	—	(612)	771	—	—	378,616
Candle Media Co., Ltd.		21,935	—	(782)	88	—	—	21,241
NanoEnTek, Inc.		9,276	—	25	11	—	—	9,312
SK Industrial Development China Co., Ltd.		77,967	—	(1,037)	587	—	—	77,517
Packet One Network		88,389	25	(2,367)	(1,843)	(23,498)	—	60,706
SK Technology Innovation Company		63,559	—	(9,108)	(577)	—	—	53,874
ViKi, Inc.(*3)		15,667	(14,636)	(995)	(36)	—	—	—
HappyNarae Co., Ltd.		13,113	—	822	—	—	—	13,935
SK hynix Inc.		3,328,245	—	610,201	4,786	—	—	3,943,232
SK MENA Investment B.V.		13,666	—	—	(189)	—	—	13,477
SKY Property Mgmt. Ltd.(*4)		—	—	5,532	43	—	232,703	238,278
Xinan Tianlong Science and Technology Co., Ltd.		—	25,731	831	—	—	—	26,562
Daehan Kanggun BcN Co., Ltd. and others		170,747	26,257	(17,899)	(4,291)	(5,547)	(4,291)	164,976

Sub-total		4,610,267	37,377	575,415	6,986	(29,045)	81,589	5,282,591

Investments in joint ventures
Dogus Planet, Inc.		6,006	21,428	(13,027)	(4,302)	—	—	10,105
PT. Melon Indonesia		4,447	—	(282)	(935)	—	—	3,230
Television Media Korea Ltd.		11,757	—	(3,098)	—	—	—	8,659
PT XL Planet Digital		—	19,713	1,549	—	—	(550)	20,712

Sub-total		22,210	41,141	(14,858)	(5,237)	—	(550)	42,706

Total	￦	4,632,477	78,518	560,557	1,749	(29,045)	81,039	5,325,297

12.	Investments in Associates and Joint Ventures, Continued

(*1)	The entity was merged into SK Planet Co., Ltd., a subsidiary of the Parent Company during the year ended December 31, 2013 (Refer to note 11).
(*2)	Investment in JYP Entertainment Corporation decreased as Loen Entertainment, Inc., which holds ownership interests in JYP Entertainment Corporation, has excluded from consolidation scope.
(*3)	De-recognized upon disposal during the year ended December 31, 2013.
(*4)	Investments in SKY Property Mgmt. Ltd. was reclassified from investments in subsidiaries to investments to associates as portion of ownership interests were disposed during the year ended December 31, 2013.

(In millions of won)	2012
	Beginning balance		Acquisition and disposition	Share of profits (losses) (*1)	Other comprehensive income (loss)	Impairment loss	Other increase (decrease)	Ending balance
Investments in associates
SK Marketing & Company Co., Ltd.	￦	128,320	—	17,585	(572)	—	—	145,333
SK China Company Ltd.		48,488	—	217	(11,077)	—	—	37,628
Korea IT Fund		230,980	—	(1,141)	177	—	—	230,016
JYP Entertainment Corporation		4,008	—	282	(58)	—	—	4,232
Etoos Co., Ltd.		13,928	—	(1,891)	—	—	—	12,037
HanaSK Card Co., Ltd.		396,553	—	(16,842)	(1,254)	—	—	378,457
Candle Media Co., Ltd.		11,814	5,853	3,619	361	—	288	21,935
NanoEnTek, Inc.		10,470	—	(1,290)	96	—	—	9,276
SK Industrial Development China Co., Ltd.		83,691	—	276	(6,000)	—	—	77,967
Packet One Network		103,409	2,387	(18,252)	845	—	—	88,389
SK Technology Innovation Company		75,974	—	(7,320)	(5,095)	—	—	63,559
ViKi, Inc.		17,799	—	(2,168)	36	—	—	15,667
HappyNarae Co., Ltd.		12,250	—	863	—	—	—	13,113
SK hynix Inc.		—	3,374,726	6,865	(53,346)	—	—	3,328,245
SK MENA Investment B.V.		—	14,485	16	(835)	—	—	13,666
Daehan Kanggun BcN Co., Ltd. and others		226,332	33,126	(15,293)	(3,914)	(48,039)	(21,465)	170,747

Sub-total		1,364,015	3,430,577	(34,472)	(80,637)	(48,039)	(21,177)	4,610,267

Investments in joint ventures
PT. Melon Indonesia		5,326	—	(468)	(411)	—	—	4,447
Television Media Korea Ltd.		15,262	—	(3,505)	—	—	—	11,757
Dogus Planet, Inc.		—	8,932	(2,218)	(709)	—	—	6,006

Sub-total		20,588	8,932	(6,190)	(1,120)	—	—	22,210

Total	￦	1,384,603	3,439,509	(40,665)	(81,757)	(48,039)	(21,176)	4,632,477

(*1)	Losses relating to investments in subsidiaries, joint venture and associates on the consolidated statements of income for the year ended December 31, 2012 includes share of profits (losses), impairment loss and losses on the disposal of investments in associates of ￦1,581 million.

12.	Investments in Associates and Joint Ventures, Continued

(7)	As the Group discontinued the application of the equity method due to the carrying amount of the Group’s share being reduced to zero, the unrecognized accumulated equity losses as of December 31, 2013 are as follows:

(In millions of won)	Unrealized loss			Unrealized change in equity
	Year ended December 31, 2013		Accumulated	Year ended December 31, 2013	Accumulated
ULand Company Limited	￦	(150)	1,553	(130)	(3)
Wave City Development Co., Ltd.		(965)	3,721	—	334

	￦	(1,115)	5,274	(130)	331

13.	Property and Equipment

(1)	Property and equipment as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	￦	732,206	—	—	732,206
Buildings		1,510,846	(554,155)	—	956,691
Structures		716,724	(351,773)	—	364,951
Machinery		24,994,337	(18,145,580)	(1,698)	6,847,059
Other		1,428,159	(894,217)	(761)	533,181
Construction in progress		762,519	—	—	762,519

	￦	30,144,791	(19,945,725)	(2,459)	10,196,607

(In millions of won)
	December 31, 2012
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	￦	704,908	—	—	704,908
Buildings		1,391,489	(505,118)	—	886,371
Structures		681,905	(318,421)	—	363,484
Machinery		22,997,148	(16,558,093)	(122,863)	6,316,192
Other		1,609,034	(971,062)	(760)	637,212
Construction in progress		804,552	—	—	804,552

	￦	28,189,036	(18,352,694)	(123,623)	9,712,719

13.	Property and Equipment, Continued

(2)	Changes in property and equipment for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment	Change of consolidation scope	Ending balance
Land	￦	704,908	6,865	(200)	15,545	—	—	5,088	732,206
Buildings		886,371	1,128	(177)	112,827	(47,429)	—	3,971	956,691
Structures		363,484	17,850	(18)	17,001	(33,366)	—	—	364,951
Machinery		6,316,192	582,593	(13,183)	1,951,267	(1,990,850)	—	1,040	6,847,059
Other		637,212	1,190,739	(7,032)	(1,157,150)	(133,682)	—	3,094	533,181
Construction in progress		804,552	1,113,576	(31,146)	(1,131,703)	—	(1,275)	8,515	762,519

	￦	9,712,719	2,912,751	(51,756)	(192,213)	(2,205,327)	(1,275)	21,708	10,196,607

(In millions of won)
	2012
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment(*)	Classified as held for sale	Change of consolidation scope	Ending balance
Land	￦	730,361	1,499	(41,771)	14,819	—	—	—	—	704,908
Buildings		989,078	1,369	(62,699)	9,491	(50,868)	—	—	—	886,371
Structures		301,115	65,541	(81)	30,632	(33,723)	—	—	—	363,484
Machinery		5,493,572	547,874	(24,614)	2,188,882	(1,780,899)	(108,623)	—	—	6,316,192
Other		711,461	1,497,412	(4,593)	(1,438,042)	(124,426)	(748)	(1,566)	(2,286)	637,212
Construction in progress		805,411	1,280,654	(810)	(1,262,578)	—	(18,125)	—	—	804,552

	￦	9,030,998	3,394,349	(134,568)	(456,796)	(1,989,916)	(127,496)	(1,566)	(2,286)	9,712,719

(*)	The Group recognized ￦109,486 million of impairment loss on property and equipment in relation to the discontinuance of the digital multimedia broadcasting service and included the amount in loss from discontinued operation.

14.	Investment Property

(1)	Investment property as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013
	Acquisition cost		Accumulated depreciation	Carrying amount
Land	￦	10,821	—	10,822
Buildings		7,657	(2,668)	4,989

	￦	18,478	(2,668)	15,811

(In millions of won)
	December 31, 2012
	Acquisition cost		Accumulated depreciation	Carrying amount
Land	￦	12,638	—	12,638
Buildings		20,026	(5,185)	14,841

	￦	32,664	(5,185)	27,479

(2)	Changes in investment property for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	￦	12,638	—	—	(1,816)	—	10,822
Buildings		14,841	—	—	(8,737)	(1,115)	4,989

	￦	27,479	—	—	(10,553)	(1,115)	15,811

(In millions of won)
	2012
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Classified as held for sale	Ending balance
Land	￦	23,153	—	(10,737)	222	—	—	12,638
Buildings		247,933	129	(22,619)	(15,797)	(8,123)	(186,682)	14,841

	￦	271,086	129	(33,356)	(15,575)	(8,123)	(186,682)	27,479

(3)	Details of fair value of investment property as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013			December 31, 2012
	Carrying amount		Fair value	Carrying amount	Fair value
Land	￦	10,822	6,595	12,638	15,228
Buildings		4,989	4,737	14,841	13,949

	￦	15,811	11,332	27,479	29,177

The fair value of investment property was appraised on the basis of market price by an independent appraisal company.

14.	Investment Property, Continued

(4)	Income (expense) from investment property for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Rent revenue	￦	1,373	73,755
Operating expense		(476)	(57,049)

15.	Goodwill

(1)	Goodwill as of December 31, 2013 and 2012 is as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Goodwill related to acquisition of Shinsegi Telecom, Inc.	￦	1,306,236	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		358,443	358,443
Other goodwill		68,582	79,804

	￦	1,733,261	1,744,483

Goodwill is allocated to the following CGUs for the purpose of impairment testing.

•	Shinsegi Telecom, Inc.(*1): cellular services

•	SK Broadband Co., Ltd.(*2): fixed-line telecommunication services

•	Other: other

(*1)	Shinsegi Telecom, Inc.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 6.5% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 2.0% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Group’s long-term wireless business growth. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

(*2)	Goodwill related to acquisition of SK Broadband Co., Ltd.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 6.4% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 2.2% was applied for the cash flows expected to be incurred after five years. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

15.	Goodwill, Continued

(2)	Details of changes in goodwill for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Beginning balance	￦	1,744,483	1,749,933
Goodwill increase due to acquisitions		1,252	10,078
Impairment loss		(9,981)	(13,316)
Other decrease		(2,493)	(2,212)

	￦	1,733,261	1,744,483

(*)	Other decrease represents effects of exchange rate changes in relation to the foreign subsidiaries and reclassification of assets held for sale.

Accumulated impairment losses for the years ended December 31, 2013 and 2012 are ￦9,981 million and ￦13,316 million, respectively.

16.	Intangible Assets

(1)	Intangible assets As of December 31, 2013 and 2012 are as follows:

(In millions of won)	2013
	Acquisition cost		Accumulated depreciation	Accumulated impairment	Carrying amount
Frequency use rights	￦	3,033,879	(1,369,308)	—	1,664,571
Land use rights		48,031	(31,441)	—	16,590
Industrial rights		84,495	(25,732)	—	58,763
Development costs		138,802	(117,000)	(11,675)	10,127
Facility usage rights		143,937	(85,109)	—	58,828
Customer relations		14,222	(7,889)	—	6,333
Memberships(*1)		128,452	—	—	128,452
Other(*2)		2,438,559	(1,630,374)	(1,067)	807,118

	￦	6,030,377	(3,266,853)	(12,742)	2,750,782

(In millions of won)	2012
	Acquisition cost		Accumulated depreciation	Accumulated impairment	Carrying amount
Frequency use rights	￦	2,837,385	(1,140,610)	(2,907)	1,693,868
Land use rights		42,041	(25,979)	—	16,062
Industrial rights		84,955	(24,851)	—	60,104
Development costs		171,256	(146,757)	(11,079)	13,420
Facility usage rights		142,283	(76,943)	—	65,340
Customer relations		52,792	(3,906)	—	48,886
Memberships(*1)		119,686	—	(732)	118,954
Other(*2)		2,197,856	(1,518,585)	(6,247)	673,024

	￦	5,648,254	(2,937,631)	(20,965)	2,689,658

16.	Intangible Assets, Continued

(1)	Intangible assets As of December 31, 2013 and 2012 are as follows, Continued

(*1)	Memberships are classified as intangible assets with indefinite useful life and are not amortized.
(*2)	Other intangible assets consist of computer software and usage rights to a research facility which the Group built and donated to a university which in turn the Group is given rights-to-use for a definite number of years.

(2)	Details of changes in intangible assets for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment	Change of consolidation scope	Ending balance
Frequency use rights(*)	￦	1,693,868	1,046,833	(814,213)	—	(261,917)	—	—	1,664,571
Land use rights		16,062	7,378	(279)	—	(6,571)	—	—	16,590
Industrial rights		60,104	2,045	(75)	485	(3,674)	—	(122)	58,763
Development costs		13,420	594	—	650	(5,230)	(1,448)	2,141	10,127
Facility usage rights		65,340	1,930	(75)	9	(8,376)	—	—	58,828
Customer relations		48,886	1,293	—	1,856	(45,702)	—	—	6,333
Memberships		118,954	2,828	(997)	—	—	—	7,667	128,452
Other		673,024	111,972	(21,751)	325,529	(291,870)	(1,695)	11,909	807,118

	￦	2,689,658	1,174,873	(837,390)	328,529	(623,340)	(3,143)	21,595	2,750,782

(*)	The Group newly acquired 1.8GHz frequency use rights through auction during the year ended December 31, 2013 and returned the existing 1.8GHz frequency use rights as partial consideration in connection with the new acquisition. Accordingly, the Group recognized ￦199,613 million of loss on disposal of property and equipment and intangible assets.

16.	Intangible Assets, Continued

(2)	Details of changes in intangible assets for the years ended December 31, 2013 and 2012 are as follows, Continued

(In millions of won)
	2012
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment (*)	Change of consolidation scope	Ending balance
Frequency use rights	￦	1,889,102	16,659	—	—	(208,986)	(2,907)	—	1,693,868
Land use rights		19,326	3,830	(142)	—	(6,952)	—	—	16,062
Industrial rights		59,474	4,313	—	687	(4,316)	(6)	(48)	60,104
Development costs		20,961	3,019	—	933	(6,940)	(4,553)	—	13,420
Facility usage rights		69,491	3,998	(121)	108	(8,136)	—	—	65,340
Customer relations		141,818	578	—	—	(93,510)	—	—	48,886
Memberships		117,711	6,363	(3,972)	396	—	(732)	(812)	118,954
Other		677,920	115,498	(15,630)	194,442	(286,139)	(11,200)	(1,867)	673,024

	￦	2,995,803	154,258	(19,865)	196,566	(614,979)	(19,398)	(2,727)	2,689,658

(*)	The Group recognized ￦12,101 million of impairment loss on intangible assets in relation to the intangible assets of the discontinuance of Digital Multimedia Broadcasting service and included the amount in loss from discontinued operations.

(3)	Research and development expenditures recognized as expense for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012
Research and development costs expensed as incurred	￦	352,385	304,557

(In millions of won)
	Amount		Description	Commencement of depreciation	Completion of depreciation
W-CDMA license	￦	294,245	Frequency use rights relating to W-CDMA service	Dec. 2003	Dec. 2016
W-CDMA license		48,933	Frequency use rights relating to W-CDMA service	Oct. 2010	Dec. 2016
800MHz license		304,080	Frequency use rights relating to CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		1,004,960	Frequency use rights relating to LTE service	Sep. 2013	Dec. 2021
WiBro license		12,353	WiBro service	Mar. 2012	Mar. 2019

	￦	1,664,571

17.	Borrowings and Debentures

(1)	Short-term borrowings as of December 31, 2013 and 2012 are as follows:

(In millions of won and thousands of U.S. dollars)
	Lender	Annual interest rate (%)	December 31, 2013		December 31, 2012
Commercial paper	Woori Bank, etc.	2.98~3.10	￦	200,000	130,000
Short-term borrowings (Korean won)	Kookmin Bank, etc.	3.48~6.20		60,000	470,245

			￦	260,000	600,245

(2)	Long-term borrowings as of December 31, 2013 and 2012 are as follows:

(In millions of won, thousands of U.S. dollars and thousands of Chinese yuan)
Lender	Annual interest rate (%)	Maturity	December 31, 2013		December 31, 2012
Bank of Communications	6M Libor + 0.29	Oct. 10, 2013	￦	—	(USD	32,133 30,000)
Bank of China	6M Libor + 0.29	Oct. 10, 2013		—	(USD	21,422 20,000)
DBS Bank	6M Libor + 0.29	Oct. 10, 2013		—	(USD	26,778 25,000)
SMBC	6M Libor + 0.29	Oct. 10, 2013		—	(USD	26,778 25,000)
Kookmin Bank and 13 others	4.48	Feb. 14, 2015		—		350,000
Korea Development Bank	2.89	Jun. 17, 2013		—		1,762
Korea Development Bank	2.84	Jun. 16, 2014		1,648		4,942
Shinhan Bank	2.84	Jun. 15, 2015		5,136		8,561
Kookmin Bank	2.84	Jun. 15, 2015		8,124		9,749
Kookmin Bank	2.84	Mar. 15, 2017		5,996		5,996
Kookmin Bank	2.84	Mar. 15, 2018		8,600		—
Export Kreditnamnden(*)	1.7	Apr. 29, 2022	(USD	99,975 94,736)		—

Sub-total				129,479		488,121
Less present value discount on long-term borrowings				(3,287)		(1,667)

				126,192		486,454
Less current portion of long-term borrowings				(21,384)		(117,217)

Long-term borrowings			￦	104,808		369,237

(*)	For the year ended December 31, 2013, the Group obtained long-term borrowings from Export Kreditnamnden, an export credit agency. The long-term borrowings are redeemed by installment on an annual basis from 2014 to 2022.

17.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2013 and 2012 are as follows:

(In millions of won, thousands of U.S. dollars and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2013		December 31, 2012
Unsecured private bonds	Refinancing fund	2016	5.00	￦	200,000		200,000
Unsecured private bonds		2013	4.00		—		200,000
Unsecured private bonds		2014	5.00		200,000		200,000
Unsecured private bonds	Other fund	2015	5.00		200,000		200,000
Unsecured private bonds		2018	5.00		200,000		200,000
Unsecured private bonds		2013	6.92		—		250,000
Unsecured private bonds		2016	5.54		40,000		40,000
Unsecured private bonds		2016	5.92		230,000		230,000
Unsecured private bonds	Operating fund	2016	3.95		110,000		110,000
Unsecured private bonds		2021	4.22		190,000		190,000
Unsecured private bonds	Operating and refinancing fund	2019	3.24		170,000		170,000
Unsecured private bonds		2022	3.30		140,000		140,000
Unsecured private bonds		2032	3.45		90,000		90,000
Unsecured private bonds	Operating fund	2023	3.03		230,000		—
Unsecured private bonds		2033	3.22		130,000		—
Unsecured private bonds(*1)		2014	4.86		20,000		20,000
Unsecured private bonds(*1)		2015	4.62		10,000		10,000
Unsecured private bonds(*2)		2013	3.99		—		150,000
Unsecured private bonds(*2)		2014	4.53		290,000		290,000
Unsecured private bonds(*2)		2014	4.40		100,000		100,000
Unsecured private bonds(*2)		2015	4.09		110,000		110,000
Unsecured private bonds(*2)		2015	4.14		110,000		110,000
Unsecured private bonds(*2)		2017	4.28		100,000		100,000
Unsecured private bonds(*2)		2015	3.14		130,000		130,000
Unsecured private bonds(*2)		2017	3.27		120,000		120,000
Foreign global bonds		2027	6.63		422,120		428,440
				(USD	400,000)	(USD	400,000)
Exchangeable bonds(*5,6)	Refinancing fund	2014	1.75		96,147		405,678
				(USD	91,109)	(USD	332,528)
Floating rate notes(*3)	Operating fund	2014	3M Libor + 1.60		263,825		267,775
				(USD	250,000)	(USD	250,000)
Floating rate notes(*4)		2014	SOR rate + 1.20		54,129		56,906
				(SGD	65,000)	(SGD	65,000)
Swiss unsecured private bonds		2017	1.75		356,601		351,930
				(CHF	300,000)	(CHF	300,000)
Foreign global bonds		2018	2.13		738,710		749,770
				(USD	700,000)	(USD	700,000)
Australia unsecured private bonds		2017	4.75		281,988		—
				(AUD	300,000)		—
Floating rate notes(*3)		2020	3M Libor + 0.88		316,590		—
				(USD	300,000)		—
Foreign global bonds(*2)		2018	2.88		316,590		—
				(USD	300,000)		—

Sub-total					5,996,700		5,620,499
Less discounts on bonds					(40,228)		(43,500)

					5,926,472		5,576,999
Less current portion of bonds					(1,020,893)		(597,779)

				￦	4,905,579		4,979,220

17.	Borrowings and Debentures, Continued

(*1)	Unsecured private bonds were issued by SK Telink Co., Ltd., a subsidiary of the Parent Company.
(*2)	Unsecured private bonds were issued by SK Broadband Co., Ltd., a subsidiary of the Parent Company.
(*3)	As of December 31, 2013, 3M Libor rate is 0.24%.
(*4)	As of December 31, 2013, SOR rate is 0.21%.
(*5)	On April 7, 2009, the Group issued exchangeable bonds with a maturity of five years in the principal amount of USD 332,528,000 for USD 326,397,463 with a coupon rate of 1.75%.

The Group may redeem the principal amount after three years from the issuance date if the market price exceeds 130% of the exchange price during a predetermined period. The exchange right may be exercised during the period from May 18, 2009 to March 24, 2014.

Exchanges of notes for common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Group’s voting stock. If such 49% ownership limitation is violated due to the exercise of exchange rights, the Group will pay the bond holder a cash settlement which will be determined at the average price of one day after a holder exercises its exchange right or the weighted average price for the following five or twenty business days. Unless either previously redeemed or exchanged, the notes are redeemable at 100% of the principal amount at maturity.

In accordance with a resolution of the general shareholder’s meeting on March 22, 2013 and a resolution of the Board of Directors’ meeting on July 25, 2013, the exchange price has changed from ￦197,760 to ￦189,121.

During 2013, the accumulated principal amount that was claimed for exchange is USD 268,977,000. For the year ended December 31, 2013, exchange of bonds in the principal amount of USD 170,223,000 was claimed and the Group granted 1,241,337 shares of treasury stock. The exchange of bonds in the principal amount of USD 98,754,000 was additionally claimed and cash was paid due to the limitation on foreign ownership under Article 6 of the Telecommunications Business Act. In addition, bonds in the principal amount of USD 6,505,000 were redeemed at par value due to the exercise of the Controlling Company’s early redemption rights.

As of December 31, 2013, exchange for the entire bonds in the principal amount of USD 57,046,000 was claimed and will be redeemed by cash during 2014. The Group recognized ￦134,232 million of financial costs in relation to the exchangeable bonds for the year ended December 31, 2013.

As of December 31, 2013, fair value of the exchangeable bonds is USD 91,108,508 and the exchange price is ￦189,121. The exchange price could be adjusted with the exchange rate of ￦1,383.40 per USD 1.

18.	Long-term Payables - Other

(1)	Long-term payables – other as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Payables related to acquisition of W-CDMA licenses	￦	828,721	705,605
Other(*)		9,864	9,903

	￦	838,585	715,508

(*)	Other consists of vested compensation claims of employees who have rendered long-term service.

(2)	As of December 31, 2013 and 2012, long-term payables – other consist of payables related to the acquisition of W-CDMA licenses for 2.1GHz, 800MHZ, 2.3GHz and 1.8GHz frequencies as follows:

(In millions of won)
	Period of repayment	Coupon rate(*1)	Annual effective interest rate(*2)	December 31, 2013		December 31, 2012
2.1GHz	2012~2014	3.58%	5.89%		17,533	35,067
800MHz	2013~2015	3.51%	5.69%		138,833	208,250
2.3GHz	2014~2016	3.00%	5.80%		8,650	8,650
1.8GHz	2012~2021	2.43~3.00%	4.84~5.25%		942,675	671,625

					1,107,691	923,592
Present value discount on long-term payables - other					(72,171)	(60,021)

					1,035,520	863,571
Current portion of long-term payables – other					(206,799)	(157,966)

Carrying amount at December 31, 2013				￦	828,721	705,605

(*1)	The Group applied an annual interest rate equal to the previous year average lending rate of public funds financing account less 1%.
(*2)	The Group estimated the discount rate based on its credit ratings and corporate bond yield rate as there is no market interest rate available for long-term account payables-other.

(3)	The repayment schedule of long-term payables - other as of December 31, 2013 is as follows:

(In millions of won)
	Amount
2014	￦	207,668
2015		190,134
2016		120,718
2017 and thereafter		589,171

	￦	1,107,691

19.	Provisions

(1)	Changes in provisions for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	For the year ended December 31, 2013							As of December 31, 2013
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for handset subsidy(*1)	￦	353,383	9,416	(308,876)	—	—	53,923	53,334	589
Provision for restoration (*2)		39,895	5,679	(712)	(4,211)	(144)	40,507	13,441	27,066
Other provisions		590	—	(85)	(17)	(37)	451	—	451

	￦	393,868	15,095	(309,673)	(4,228)	(181)	94,881	66,775	28,106

(In millions of won)
	For the year ended December 31, 2012							As of December 31, 2012
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for handset subsidy	￦	762,238	272,869	(677,416)	(4,525)	217	353,383	279,977	73,406
Provision for restoration		36,379	3,915	(1,348)	(32)	981	39,895	7,256	32,639
Other provisions		942	43	(49)	—	(346)	590	74	516

	￦	799,559	276,827	(678,813)	(4,557)	852	393,868	287,307	106,561

(*1)	The Group recognizes a provision for handset subsidies given to the subscribers who purchase handsets on an installment basis.
(*2)	In the course of the Group’s activities, base station and other assets are utilized on leased premises which are expected to have costs associated with restoring the location where these assets are situated upon ceasing their use on those premises. The associated cash outflows, which are long-term in nature, are generally expected to occur at the dates of exit of the assets to which they relate. These restoration costs are calculated on the basis of the identified costs for the current financial year, extrapolated into the future based on management’s best estimates of future trends in prices, inflation, and other factors, and are discounted to present value at a risk-adjusted rate specifically applicable to the liability. Forecasts of estimated future provisions are revised in light of future changes in business conditions or technological requirements. The Group records these restoration costs as property and equipments and subsequently allocates them to expense using a systematic and rational method over the asset’s useful life, and records the accretion of the liability as a charge to finance costs.

19.	Provisions, Continued

(2)	The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period.

Key assumptions
Provision for handset subsidy	estimation based on historical service retention period data
Provision for restoration	estimation based on inflation assuming demolition of the relevant assets after six years

20.	Leases

(1)	Finance Leases

The Group has leased telecommunication equipment under finance lease agreements with Cisco Systems Capital Korea Ltd. Finance lease liabilities as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Finance Lease Liabilities
Current portion of long-term finance lease liabilities	￦	19,351	19,904
Long-term finance lease liabilities		3,867	22,036

	￦	23,218	41,940

The Group’s related interest and principal as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013			December 31, 2012
	Minimum lease payment		Present value	Minimum lease payment	Present value
Less than 1 year	￦	20,039	19,351	21,375	19,904
1 ~ 5 years		3,974	3,867	22,744	22,036

Subtotal		24,013	23,218	44,119	41,940

Current portion of long-term finance lease liabilities			(19,351)		(19,904)

Long-term finance lease liabilities	￦		3,867		22,036

20.	Leases, Continued

(2)	Operating Leases

The Group entered into operating leases and sublease agreements in relation to rented office space and the expected future lease payments and lease revenues (included in other non-operating income in the accompanying consolidated statements of income) are as follows:

(In millions of won)
	2013			2012
	Lease payments		Lease revenues	Lease payments	Lease revenues
Less than 1 year	￦	32,842	2,422	36,411	1,636
1 ~ 5 years		72,236	1,074	108,747	1,074
More than 5 years		65,013	1,026	69,058	1,026

	￦	170,091	4,522	214,216	3,736

(3)	Sale and Leaseback Transaction

For the year ended December 31, 2013, the Group disposed a portion of its property and equipment and investment property, and entered into lease agreements with respect to those assets. This sale and leaseback transaction is accounted for as an operating lease and the gain on disposal of property and equipment and investment property is recognized as other non-operating income. The Group recognized W 13,703 million of lease payments in relation to the operating lease agreement and W 269 million in relation to the sublease agreement. Expected future lease payments and lease revenues are explained in Note 20-(2).

21.	Defined Benefit Liabilities

(1)	Details of defined benefit liabilities as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Present value of defined benefit obligations	￦	312,494	244,866
Fair value of plan assets		(238,293)	(158,345)

	￦	74,201	86,521

(2)	Principal actuarial assumptions as of December 31, 2013 and 2012 are as follows:

	December 31, 2013	December 31, 2012
Discount rate for defined benefit obligations	3.06% ~ 4.34%	3.28% ~ 4.75%
Expected rate of salary increase	3.05% ~ 6.27%	3.00% ~ 5.81%

Discount rate for defined benefit obligation is determined based on the Group’s credit ratings and yield rate of corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Group’s historical promotion index, inflation rate and salary increase ratio in accordance with salary agreement.

(3)	Changes in defined benefit obligations for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)	For the year ended December 31
	2013		2012
Beginning balance	￦	244,866	188,120
Current service cost		89,802	77,060
Interest cost		9,370	8,119
Remeasurement
- Demographic assumption		(394)	(905)
- Financial assumption		(12,371)	7,329
- Adjustment based on experience		6,474	13,518
Benefit paid		(42,948)	(46,066)
Others(*)		17,694	(2,309)

Ending balance	￦	312,494	244,866

(*)	Others for the year ended December 31, 2013 include liabilities of W 14,703 million transferred due to business combination, W (4,141) million for changes in consolidation scope, and transfers to construction in progress. Others for the year ended December 31, 2012 include effects of changes in consolidation scope of W (4,185) million in relation to the disposal of Ntreev Soft Co., Ltd. and transfers to construction in progress.

21.	Defined Benefit Liabilities, Continued

(4)	Changes in plan assets for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Beginning balance	￦	158,345	102,179
Interest income		6,332	4,314
Actuarial gain (loss)		122	447
Contributions by employer directly to plan assets		85,683	60,533
Benefits paid		(23,827)	(9,108)
Others(*)		11,638	(20)

Ending balance	￦	238,293	158,345

(*)	Others include assets of ￦14,334 million transferred due to business combination and effects of changes in consolidation scope of ￦(3,074) million for the year ended December 31, 2013.

The Group expects to make a contribution of ￦56,973 million to the defined benefit plans during the next financial year.

(5)	Expenses recognized in profit and loss (included in labor cost in the accompanying consolidated statements of income) and capitalized into construction-in-progress for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Current service cost	￦	89,802	77,060
Interest cost		9,370	8,119
Interest income		(6,332)	(4,314)

	￦	92,840	80,865

The above costs are recognized in labor cost, research and development, or capitalized into construction-in-progress.

(6)	Details of plan assets as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Equity instruments	￦	713	1,221
Debt instruments		48,901	34,269
Short-term financial instruments, etc.		188,679	122,855

	￦	238,293	158,345

Actual return on plan assets for the years ended December 31, 2013 and 2012 amounted to ￦6,472 million and ￦4,761 million, respectively.

21.	Defined Benefit Liabilities, Continued

(7)	As of December 31, 2013, effects on defined benefit obligations if each of significant actuarial assumptions changes within potential reasonable range are as follows:

(In millions of won)
	Increase		Decrease
Discount rate (if changed by 1%)	￦	(22,864)	25,216
Expected rate of salary increase		25,305	(23,230)

The sensitivity analysis does not consider dispersion of all cashflows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

Weighted average durations of defined benefit obligations as of December 31, 2013 and 2012 are 9.12 years and 9.04 years, respectively.

22.	Derivative Instruments

(1)	Currency swap contracts under cash flow hedge accounting as of December 31, 2013 are as follows:

(In thousands of foreign currencies)
Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Currency swap	Morgan Stanley and five other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Dec. 15, 2011	Floating-to-fixed cross currency interest rate swap (Singapore dollar denominated bonds face value of SGD 65,000)	Foreign currency risk and the interest rate risk	Currency interest rate swap	United Overseas Bank	Dec. 15, 2011 ~ Dec. 12, 2014
Dec. 15, 2011	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 250,000)	Foreign currency risk and the interest rate risk	Currency interest rate swap	DBS Bank and Citi Bank	Dec. 15, 2011 ~ Dec. 12, 2014
Jun. 12, 2012	Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)	Foreign currency risk	Currency swap	Citibank and five other banks	Jun. 12, 2012 ~ Jun. 12, 2017
Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)	Foreign currency risk	Currency swap	Barclays and nine other banks	Nov. 1, 2012 ~ May. 1, 2018
Jan. 17, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000)	Foreign currency risk	Currency swap	BNP Paribas and three other banks	Jan. 17, 2013 ~ Nov. 17, 2017
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and the interest rate risk	Currency interest rate swap	DBS Bank	Mar. 7, 2013 ~ Mar. 7, 2020
Oct. 29, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk	Currency swap	Korea Development Bank and others	Oct. 29, 2013 ~ Oct. 26, 2018
Dec. 16, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of USD 94,736)	Foreign currency risk	Currency swap	Deutsche bank	Dec. 16, 2013 ~ Apr. 29, 2022

22.	Derivative Instruments, Continued

(2)	As of December 31, 2013, fair values of the above derivatives recorded in assets or liabilities and details of derivative instruments are as follows:

(In millions of won and thousands of foreign currencies)
	Fair value
	Cash flow hedge					Held for trading purpose	Total
Hedged item	Accumulated gain (loss) on valuation of derivatives		Tax effect	Accumulated foreign currency translation gain (loss)	Others (*1)
Current assets:
Convertible bonds (available-for-sale securities) (Korean won denominated bonds face value of ￦1,500 million)(*2)	￦	—	—	—	—	10		10
Non-current assets:
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)		(42,772)	(13,656)	(34,853)	129,806	—		38,525
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)		8,822	2,816	(8,451)	—	—		3,187

Total assets							￦	41,722

Current liabilities:
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 250,000)		5,871	1,875	(25,602)	—	—		(17,856)
Floating-to-fixed cross currency interest rate swap (Singapore dollar denominated bonds face value of SGD 65,000)		7	2	(3,324)	—	—		(3,315)
Non-current liabilities:
Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)		(5,275)	(1,684)	(6,902)	—	—		(13,861)
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)		(8,400)	(2,682)	(24,435)	—	—		(35,517)
Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000)		4,262	1,361	(53,295)	—	—		(47,672)
Fixed-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)		(1,128)	—	(1,830)	—	—		(2,958)
Fixed-to-fixed long-term borrowings (U.S. dollar denominated bonds face value of USD 94,736)		(2,548)	(813)	201	—	—		(3,160)

Total liabilities							￦	(124,339)

(*1)	Cash flow hedge accounting has been applied to the relevant contract from May 12, 2010. Others represent gain on valuation of currency swap incurred prior to the application of hedge accounting and was recognized through profit or loss prior to the year ended December 31, 2012.
(*2)	Fair value of the conversion option of convertible bonds held by SK Communications Co., Ltd., a subsidiary, amounting to ￦10 million was accounted for as derivative financial assets.

23.	Share Capital and Capital Surplus (Deficit) and Other Capital Adjustments

The Parent Company’s outstanding share capital consists entirely of common stock with a par value of ￦500. The number of authorized, issued and outstanding common shares and capital surplus (deficit) and other capital adjustments As of December 31, 2013 and 2012 are as follows:

(In millions of won, except for share data)
	December 31, 2013		December 31, 2012
Authorized shares		220,000,000	220,000,000
Issued shares(*)		80,745,711	80,745,711
Share capital
Common stock	￦	44,639	44,639
Capital surplus (deficit) and other capital adjustments:
Paid-in surplus		2,915,886	2,915,887
Treasury stock		(2,139,683)	(2,410,451)
Loss on disposal of treasury stock		(18,087)	(18,855)
Hybrid bonds		398,518	—
Others(*2)		(839,126)	(775,464)

	￦	317,508	(288,883)

(*1)	For the years ended December 31, 2003, 2006 and 2009, the Parent Company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, of treasury stock which reduced its retained earnings before appropriation in accordance with the Korean Commercial Law. As a result, the Parent Company’s outstanding shares have decreased without change in the share capital.
(*2)	Others primarily consist of net losses on disposals of businesses and the excess of the consideration paid by the Group over the carrying values of net assets acquired from common control transactions with entities within the control of the Controlling Entity.

Changes in number of shares outstanding for the years ended December 31, 2013 and 2012 are as follows:

(In shares)	2013			2012
	Issued shares	Treasury stock	Outstanding shares	Issued shares	Treasury stock	Outstanding shares
Beginning issued shares	80,745,711	11,050,712	69,694,999	80,745,711	11,050,712	69,694,999
Disposal of treasury stock	—	(1,241,337)	1,241,337	—	—	—

Ending issued shares	80,745,711	9,809,375	70,936,336	80,745,711	11,050,712	69,694,999

24.	Treasury Stock

The Parent Company acquired treasury stock to provide stock dividends, merge with Shinsegi Telecom, Inc. and SK IMT Co, Ltd., increase shareholder value and to stabilize its stock prices when needed.

Treasury stock as of December 31, 2013 and 2012 are as follows:

(In millions of won, shares)
	December 31, 2013		December 31, 2012
Number of shares		9,809,375	11,050,712
Amount	￦	2,139,683	2,410,451

In addition, the Parent Company granted 1,241,337 shares of treasury stock for ￦270,768 million from May 14, 2013 to October 24, 2013 as a result of exercise of exchange rights by the holders of exchangeable bonds.

25.	Hybrid Bond

The Parent Company issued hybrid bond at face amount on June 7, 2013 and details as of December 31, 2013 are as follows:

(In millions of won)
	Type	Issuance date	Maturity	Annual interest rate(%)		Amount
Private hybrid bond	Blank coupon unguaranteed subordinated bond	June 7, 2013	June 7, 2073(*1)	4.21	(*2)	￦	400,000
Issuance costs							(1,482)

						￦	398,518

Hybrid bond issued by the Parent Company is classified as equity as there is no contractual obligation for delivery of financial assets to the bond holders.

(*1)	The Parent Company has a right to extend the maturity under the same issuance terms without any notice or announcement. The Parent Company also has the right to defer interest payment at its sole discretion.
(*2)	Annual interest rate is adjusted after five years from the issuance date.

26.	Retained Earnings

(1)	Retained earnings As of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Appropriated:
Legal reserve	￦	22,320	22,320
Reserve for research & manpower development		155,766	220,000
Reserve for business expansion		9,376,138	9,106,138
Reserve for technology development		2,271,300	1,901,300

		11,825,524	11,249,758
Unappropriated		1,276,971	874,899

	￦	13,102,495	12,124,657

(2)	Legal reserve

The Korean Commercial Code requires the Parent Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

(3)	Reserve for research & manpower development

The reserve for research and manpower development was appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditures for tax purposes. These reserves will be reversed from appropriated and retained earnings in accordance with the relevant tax laws. Such reversal will be included in taxable income in the year of reversal.

27.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Unrealized fair value of available-for-sale financial assets	￦	208,529	207,063
Other comprehensive income of investments in associates		(172,117)	(175,044)
Unrealized fair value of derivatives		(35,429)	(46,652)
Foreign currency translation differences for foreign operations		(13,253)	(11,003)

	￦	(12,270)	(25,636)

27.	Reserves, Continued

(2)	Changes in reserves for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)	2013
	Unrealized fair value of available-for- sale financial assets		Other comprehensive income of investments in associates	Unrealized fair value of derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2013	￦	207,063	(175,044)	(46,652)	(11,003)	(25,636)
Changes		2,747	1,254	14,488	(2,250)	16,239
Tax effect		(1,281)	1,673	(3,265)	—	(2,873)

Balance at December 31, 2013	￦	208,529	(172,117)	(35,429)	(13,253)	(12,270)

(In millions of won)	2012
	Unrealized fair value of available-for- sale financial assets		Other comprehensive income of investments in associates	Unrealized fair value of derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2012	￦	354,951	(93,599)	(25,100)	23,812	260,064
Changes		(194,929)	(75,448)	(26,114)	(34,815)	(331,306)
Tax effect		47,041	(5,997)	4,562	—	45,606

Balance at December 31, 2012	￦	207,063	(175,044)	(46,652)	(11,003)	(25,636)

(3)	Details of changes in unrealized fair value of available-for-sale financial assets for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)	2013
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2013	￦	272,917	(65,854)	207,063
Amount recognized as other comprehensive income during the year		3,879	(1,529)	2,350
Amount reclassified through profit or loss		(1,133)	249	(884)

Balance at December 31, 2013	￦	275,663	(67,134)	208,529

(In millions of won)	2012
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2012	￦	467,846	(112,895)	354,951
Amount recognized as other comprehensive income during the year		(43,135)	10,249	(32,886)
Amount reclassified through profit or loss		(151,794)	36,792	(115,002)

Balance at December 31, 2012	￦	272,917	(65,854)	207,063

27.	Reserves, Continued

(4)	Details of changes in unrealized valuation of derivatives for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)	2013
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2013	￦	(62,698)	16,046	(46,652)
Amount recognized as other comprehensive income during the year		11,833	(3,001)	8,832
Amount reclassified through profit or loss		2,654	(263)	2,391

Balance at December 31, 2013	￦	(48,211)	12,782	(35,429)

(In millions of won)	2012
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2012	￦	(36,583)	11,483	(25,100)
Amount recognized as other comprehensive income during the year		(29,883)	4,327	(25,556)
Amount reclassified through profit or loss		3,768	236	4,004

Balance at December 31, 2012	￦	(62,698)	16,046	(46,652)

28.	Other Operating Expenses

Details of other operating expenses for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Other Operating Expenses:
Communication expenses	￦	62,193	69,585
Utilities		227,593	197,559
Taxes and dues(*)		29,873	91,745
Repair		252,344	223,247
Research and development		352,385	304,557
Training		40,446	39,407
Bad debt for accounts receivables - trade		53,344	52,393
Reversal of allowance for doubtful accounts		(359)	(5,902)
Travel		31,762	31,380
Supplies and other		189,042	143,816

	￦	1,238,623	1,147,787

(*)	Penalties in taxes and dues until the year ended December 31, 2012 were included in taxes and dues until the year ended December 31, 2012 while penalties were included in others (other non-operating expense) starting from the year ended December 31, 2013.

29.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012

Other Non-operating Income:
Fees	￦	7,303	3,982
Gain on disposal of property and equipment and intangible assets		7,991	162,590
Others(*1)		59,173	29,338

	￦	74,467	195,910

Other Non-operating Expenses:
Loss on impairment of property and equipment, and intangible assets	￦	13,770	37,007
Loss on disposal of property and equipment and intangible assets		267,468	15,117
Donations		82,057	81,330
Bad debt for accounts receivable – other		22,155	30,107
Others(*2)		121,723	24,743

	￦	507,173	188,304

(*1)	Primarily comprised of VAT adjustments and compensation for typhoon damage.
(*2)	Primarily comprised of penalties and legal costs.

30.	Finance Income and Costs

(1) Details of finance income and costs for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012

Finance Income:
Interest income	￦	65,560	97,318
Dividends		10,197	27,732
Gain on foreign currency transactions		11,041	6,735
Gain on foreign currency translations		4,401	4,065
Gain on disposal of long-term investment securities		9,300	282,605
Gain on settlement of derivatives		7,716	26,103
Gain on valuation of financial asset at fair value through profit or loss		5,177	—

	￦	113,392	444,558

30.	Finance Income and Costs, Continued

(In millions of won)
	2013		2012
Finance Costs:
Interest expense	￦	331,834	412,379
Loss on foreign currency transactions		16,429	7,204
Loss on foreign currency translations		2,635	4,608
Loss on disposal of long-term investment securities		31,909	10,802
Loss on valuation of derivatives		2,106	286
Loss on settlement of derivatives		—	1,232
Loss on valuation of financial asset at fair value through profit or loss		—	1,262
Loss relating to financial liability at fair value through profit or loss(*1)		134,232	7,793
Loss on redemption of debentures		—	2,099
Other finance costs(*2)		52,058	190,620

	￦	571,203	638,285

(*1)	Loss relating to financial liabilities at fair value through profit or loss for the year ended December 31, 2013 related to exchangeable bonds (face amount of USD 326,397,463) due to the valuation loss from rising stock prices and loss on redemption of debenture upon the exchange claims.
(*2)	See note 30(5).

(2)	Details of interest income included in finance income for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Interest income on cash equivalents and deposits	￦	41,907	57,029
Interest income on installment receivables and others		23,653	40,289

	￦	65,560	97,318

(3)	Details of interest expense included in finance costs for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Interest expense on bank overdrafts and borrowings	￦	28,600	147,741
Interest expense on debentures		258,962	209,545
Interest on finance lease liabilities		1,333	2,621
Others		42,939	52,472

	￦	331,834	412,379

30.	Finance Income and Costs, Continued

(4)	Finance income and costs by categories of financial instruments for the years ended December 31, 2013 and 2012 are as follows. Bad debt expenses (reversal of allowance for doubtful accounts) for accounts receivable – trade, loans and receivables are excluded and are explained in note 7.

(i)	Finance income and costs

(In millions of won)	2013			2012
	Finance income		Finance costs	Finance income	Finance costs
Financial Assets:
Financial assets at fair value through profit or loss	￦	5,177	276	—	1,262
Available-for-sale financial assets		23,311	83,967	317,915	201,423
Loans and receivables		62,211	16,479	90,177	1,789
Derivative financial instruments designated as hedged item		7,716	1,830	26,103	1,516

		98,415	102,552	434,195	205,990

Financial Liabilities:
Financial liabilities at fair value through profit or loss		—	134,232	—	7,793
Financial liabilities measured at amortized cost		14,977	334,419	10,363	424,502

		14,977	468,651	10,363	432,295

	￦	113,392	571,203	444,558	638,285

(ii)	Other comprehensive income

(In millions of won)
	2013		2012
Financial Assets:
Available-for-sale financial assets	￦	2,009	(149,082)
Derivative financial instruments designated as hedged item		12,240	(23,527)

		14,249	(172,609)

Financial Liabilities:
Derivative financial instruments designated as hedged item		(1,018)	166

		(1,018)	166

	￦	13,231	(172,443)

30.	Finance Income and Costs, Continued

(5)	Details of impairment losses for financial assets for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Available-for-sale financial assets	￦	52,058	190,620
Bad debt for accounts receivable - trade		53,344	52,351
Bad debt for accounts receivable - other		22,155	30,107

	￦	127,557	273,078

31.	Income Tax Expense for Continuing Operations

(1)	Income tax expenses for continuing operations for the years ended December 31, 2013 and 2012 consist of the following:

(In millions of won)
	2013		2012
Current tax expense
Current tax payable	￦	145,457	200,836
Adjustments recognized in the period for current tax of prior periods		(16,696)	(69,634)

		128,761	131,202

Deferred tax expense
Changes in net deferred tax assets		266,601	103,480
Tax directly charged to equity		(3,584)	50,053
Changes in scope of consolidation		8,919	(3,611)
Others (exchange rate differences, etc.)		100	7,083

		272,036	157,005

Income tax for continuing operation	￦	400,797	288,207

(2)	The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2013 and 2012 is attributable to the following:

(In millions of won)
	2013		2012

Income taxes at statutory income tax rates	￦	441,697	367,661
Non-taxable income		(35,632)	(5,039)
Non-deductible expenses		74,311	19,410
Tax credit and tax reduction		(37,893)	(72,947)
Changes in unrealizable deferred taxes		(13,285)	5,723
Others (Income tax refund, tax effect from statutory tax rate change and tax rate differences, etc.)		(28,401)	(26,601)

Income tax for continuing operation	￦	400,797	288,207

31.	Income Tax Expense for Continuing Operations, Continued

Tax rates applied for the above taxable income for the years ended December 31, 2013 and 2012 above are corporate income tax rates applied for taxable income in Republic of Korea, of which SK Telecom Co., Ltd., the Parent Company, is located.

(3)	Deferred taxes directly charged to (credited to) equity for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012

Net change in fair value of available-for-sale financial assets	￦	(1,281)	47,041
Share of other comprehensive income of associates		1,673	(5,997)
Gain or loss on valuation of derivatives		(3,265)	4,562
Remeasurement of defined benefit obligations		(466)	4,447
Loss on disposal of treasury stock		(245)	—

	￦	(3,584)	50,053

(4)	Details of changes in deferred tax assets (liabilities) for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)	2013
	Beginning		Changes in scope of consolidation	Deferred tax expense (income)	Directly added to (deducted from) equity	Other	Ending
Deferred tax assets (liabilities) related to temporary differences
Allowance for doubtful accounts	￦	51,972	(2,323)	6,773	—	5	56,427
Accrued interest income		(1,782)	(756)	(293)	—	—	(2,831)
Available-for-sale financial assets		13,419	(45)	(12,682)	(1,281)	—	(589)
Investments in subsidiaries and associates		66,969	51	(113,541)	1,673	4	(44,844)
Property and equipment (depreciation)		(272,940)	4,940	(65,633)	—	—	(333,633)
Provisions		86,567	206	(72,470)	—	—	14,303
Retirement benefit obligation		16,849	151	(445)	(466)	—	16,089
Gain or loss on valuation of derivatives		15,894	—	150	(3,265)	—	12,779
Gain or loss on foreign currency translation		19,652	—	(80)	—	—	19,572
Tax free reserve for research and manpower development		(31,093)	—	(8,918)	—	—	(40,011)
Goodwill relevant to leased line		68,675	—	(37,650)	—	—	31,025
Unearned revenue (activation fees)		97,110	—	(43,698)	—	—	53,412
Others		(23,804)	(11,654)	80,350	(245)	91	44,738

		107,488	(9,430)	(268,137)	(3,584)	100	(173,563)

Deferred tax assets related to unused tax loss carryforwards and unused tax credit carryforwards
Tax loss carryforwards		16,609	18,350	(3,899)	—	—	31,060
Tax credit carryforwards		1	(1)	—	—	—	—

		16,610	18,349	(3,899)	—	—	31,060

	￦	124,098	8,919	(272,036)	(3,584)	100	(142,503)

31.	Income Tax Expense for Continuing Operations, Continued

(In millions of won)	2012
	Beginning		Changes in scope of consolidation	Deferred tax expense (income)	Directly added to (deducted from) equity	Other	Ending
Deferred tax assets (liabilities) related to temporary differences
Allowance for doubtful accounts	￦	41,451	(126)	10,657	—	(10)	51,972
Accrued interest income		(1,400)	29	(411)	—	—	(1,782)
Available-for-sale financial assets		(79,778)	(154)	46,310	47,041	—	13,419
Investments in subsidiaries and associates		33,439	—	39,549	(5,997)	(22)	66,969
Property and equipment (depreciation)		(210,720)	—	(62,220)	—	—	(272,940)
Provisions		185,266	(31)	(98,667)	—	(1)	86,567
Retirement benefit obligation		19,245	(801)	(6,042)	4,447	—	16,849
Gain or loss on valuation of derivatives		11,216	—	116	4,562	—	15,894
Gain or loss on foreign currency translation		9,210	6	10,436	—	—	19,652
Tax free reserve for research and manpower development		(53,460)	220	22,147	—	—	(31,093)
Goodwill relevant to leased line		116,287	—	(47,612)	—	—	68,675
Unearned revenue (activation fees)		116,512	—	(19,402)	—	—	97,110
Others		35,116	(1,981)	(64,056)	—	7,117	(23,804)

		222,384	(2,838)	(169,195)	50,053	7,084	107,488

Deferred tax assets related to unused tax loss carryforwards and unused tax credit carryforwards
Tax loss carryforwards		4,419	—	12,190	—	—	16,609
Tax credit carryforwards		774	(773)	—	—	—	1

		5,193	(773)	12,190	—	—	16,610

	￦	227,577	(3,611)	(157,005)	50,053	7,084	124,098

(5)	Details of temporary differences, unused tax losses and unused tax credits which are not recognized as deferred tax assets (liabilities), as the Group does not believe it is probable that the deferred tax assets will be realizable in the future, in the consolidated statements of financial position as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012

Allowance for doubtful accounts	￦	152,341	145,053
Investments in subsidiaries and associates		719,974	869,486
Other temporary differences		221,264	157,664
Unused tax loss carryforwards		669,890	792,796
Unused tax credit carryforwards		—	141

	￦	1,763,469	1,965,140

31.	Income Tax Expense for Continuing Operations, Continued

(6)	The expirations of the tax loss carryforwards which are not recognized as deferred tax assets as of December 31, 2013 are as follows:

(In millions of won)
	Tax loss carryforwards

Less than 1 year	￦	2,746
1 ~ 2 years		1,087
2 ~ 3 years		4,894
More than 3 years		661,163

	￦	669,890

32.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2013 and 2012 are calculated as follows:

(In millions of won, shares)
	2013		2012

Basic earnings per share attributable to owners of the Parent Company from continuing operation:
Profit attributable to owners of the Parent Company from continuing operations	￦	1,463,097	1,255,526
Interest on hybrid bonds		(8,420)	—

Profit attributable to owners of the Parent Company from continuing operations on common shares		1,454,677	1,255,526
Weighted average number of common shares outstanding		70,247,592	69,694,999

Basic earnings per share from continuing operations (In won)	￦	20,708	18,015

Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company	￦	1,638,964	1,151,705
Interest on hybrid bond		(8,420)	—

Profit attributable to owners of the Parent Company on common shares		1,630,544	1,151,705
Weighted average number of common shares outstanding		70,247,592	69,694,999

Basic earnings per share (In won)	￦	23,211	16,525

32.	Earnings per Share, Continued

(1)	Basic earnings per share, Continued

2)	Profit attributable to owners of the Parent Company from continuing operation for the years ended December 31, 2013 and 2012 are calculated as follows:

(In millions of won)
	2013		2012
Profit attributable to owners of the Parent Company	￦	1,638,964	1,151,705
Results of discontinued operation attributable to owners of the Parent Company		175,867	(103,821)

Profit attributable to owners of the Parent Company from continuing operation	￦	1,463,097	1,255,526

3)	The weighted average number of common shares outstanding for the years ended December 31, 2013 and 2012 are calculated as follows:

(In shares)
	2013	2012
Outstanding common shares	80,745,711	80,745,711
Weighted number of treasury stocks	(10,498,119)	(11,050,712)

Weighted average number of common shares outstanding	70,247,592	69,694,999

(2)	Diluted earnings per share

1)	Diluted earnings per share for the years ended December 31, 2013 and 2012 are calculated as follows:

(In millions of won, shares)
	2013		2012

Diluted earnings per share attributable to owners of the Parent Company from continuing operations:
Profit attributable to owners of the Parent Company from continuing operations on common shares	￦	1,454,677	1,255,526
Gain relating to exchangeable bonds(*)		—	10,799
Diluted profit attributable to owners of the Parent Company from continuing operations on common shares		1,454,677	1,266,325
Weighted average number of common shares outstanding		70,247,592	72,021,148

Diluted earnings per share from continuing operations (In won)	￦	20,708	17,583

Diluted earnings per share attributable to owners of the Parent Company:
Diluted profit attributable to owners of the Parent Company	￦	1,630,544	1,151,705
Gain relating to exchangeable bonds(*)		—	10,799
Diluted profit attributable to owners of the Parent Company on common shares		1,630,544	1,162,504
Weighted average number of common shares outstanding		70,247,592	72,021,148

Diluted earnings per share (In won)	￦	23,211	16,141

32.	Earnings per Share, Continued

(2)	Diluted earnings per share, Continued

(*)	The number of common shares outstanding in respect of the exchangeable common shares of exchangeable bonds is excluded from the diluted earnings per share calculation for the year ended December 31, 2013 as the effect of exchangeable bond would have been anti-dilutive (the weighted average number of diluted shares of 688,744); thus, diluted earnings per share for the year ended December 31, 2013 is the same as basic earnings per share.

2)	Adjusted weighted average number of common shares outstanding for the years ended December 31, 2013 and 2012 are calculated as follows:

(In shares)
	2013	2012
Weighted average number of common shares outstanding	70,247,592	69,694,999
Effect of exchangeable bonds(*)	—	2,326,149

Adjusted weighted average number of common shares outstanding	70,247,592	72,021,148

(*)	Effect of exchangeable bonds represents weighted average number of common shares outstanding in respect of the exchangeable common shares of exchangeable bonds, which could be exchanged to treasury stock.

(3)	Basic earnings (loss) per share from discontinued operation

(In millions of won, shares)
	2013		2012
Results of discontinued operation attributable to owners of the Parent Company	￦	175,867	(103,821)
Weighted average number of common shares outstanding		70,247,592	69,694,999

Basic earnings (loss) per share (In won)	￦	2,503	(1,490)

Diluted earnings (loss) per share from discontinued operation is the same as basic loss per share from discontinued operation.

33.	Dividends

(1)	Details of dividends declared

Details of dividend declared for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (In won)	Dividend ratio	Dividends
2013	Cash dividends (Interim)	70,508,482	500	200%	￦	70,508
	Cash dividends (Year-end)	70,936,336	500	1,680%		595,865

					￦	666,373

2012	Cash dividends (Interim)	69,694,999	500	200%	￦	69,695
	Cash dividends (Year-end)	69,694,999	500	1,680%		585,438

					￦	655,133

(2)	Dividends payout ratio

Dividends payout ratios for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
Year	Dividends calculated		Profit	Dividends payout ratio
2013	￦	666,373	1,638,964	40.66%
2012	￦	655,133	1,151,705	56.88%

(3)	Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2013 and 2012 are as follows:

(In won)
Year	Dividend type	Dividend per share	Closing price at settlement	Dividend yield ratio
2013	Cash dividend	9,400	230,000	4.09%
2012	Cash dividend	9,400	152,500	6.16%

34.	Categories of Financial Instruments

(1)	Financial assets by categories as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	￦	—	—	1,398,639	—	1,398,639
Financial instruments		—	—	319,616	—	319,616
Short-term investment securities		—	106,068	—	—	106,068
Long-term investment securities(*1)		20,532	947,995	—	—	968,527
Accounts receivable – trade		—	—	2,270,471	—	2,270,471
Loans and other receivables(*2)		—	—	1,044,529	—	1,044,529
Derivative financial assets(*3)		10	—	—	41,712	41,722

	￦	20,542	1,054,063	5,033,255	41,712	6,149,572

(In millions of won)
	December 31, 2012
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	￦	—	—	920,125	—	920,125
Financial instruments		—	—	514,561	—	514,561
Short-term investment securities		—	60,127	—	—	60,127
Long-term investment securities(*1)		15,356	938,356	—	—	953,712
Accounts receivable – trade		—	—	1,968,297	—	1,968,297
Loans and other receivables(*2)		—	—	981,693	—	981,693
Derivative financial assets(*3)		689	—	—	61,959	62,648

	￦	16,045	998,483	4,384,676	61,959	5,461,163

(*1)	Long-term investment securities of which the embedded derivative (conversion right option), which should be separated from the main contract, could not be separately measured, were designated as financial assets at fair value through profit or loss.

34.	Categories of Financial Instruments, Continued

(*2)	Details of loans and other receivables as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Short-term loans	￦	79,395	84,908
Accounts receivable – other		643,603	582,098
Accrued income		11,941	8,715
Other current assets		2,548	431
Long-term loans		57,442	69,299
Guarantee deposits		249,600	236,242

	￦	1,044,529	981,693

(*3)	Derivative financial assets classified as financial assets at fair value through profit or loss is the fair value of conversion right of convertible bonds held by SK Communications Co., Ltd., a subsidiary of the Parent Company.

(2)	Financial liabilities by categories as of December 31, 2013 and 2012 are as follows:

(In millions of won)	December 31, 2013
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Accounts payable – trade	￦	—	214,716	—	214,716
Derivative financial liabilities		—	—	124,339	124,339
Borrowings		—	386,192	—	386,192
Debentures(*1)		96,147	5,830,920	—	5,927,067
Accounts payable - other and others (*2)		—	3,949,794	—	3,949,794

	￦	96,147	10,381,622	124,339	10,602,108

(In millions of won)	December 31, 2012
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Accounts payable – trade	￦	—	253,884	—	253,884
Derivative financial liabilities		—	—	63,599	63,599
Borrowings		—	1,086,699	—	1,086,699
Debentures(*1)		405,678	5,171,322	—	5,577,000
Accounts payable - other and others (*2)		—	3,646,486	—	3,646,486

	￦	405,678	10,158,391	63,599	10,627,668

34.	Categories of Financial Instruments, Continued

(*1)	Debentures of which the embedded derivative (conversion right option), which should be separated from the main contract, could not be separately measured, were designated as financial liabilities at fair value through profit or loss.
(*2)	Details of accounts payable – other and other payables as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Accounts payable – other	￦	1,864,024	1,811,038
Withholdings		1,549	1,840
Accrued expenses		988,193	890,863
Current portion of long-term payables - other		226,151	177,870
Long-term payables – other		838,585	715,508
Finance lease liabilities		3,867	22,036
Other non-current liabilities		27,425	27,331

	￦	3,949,794	3,646,486

35.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and equity prices. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets under financial risk management consist of cash and cash equivalents, financial instruments, available-for-sale financial assets, trade and other receivables. Financial liabilities consist of trade and other payables, borrowings, and debentures.

1)	Market risk

(i)	Currency risk

The Group is exposed to currency risk mainly on exchange fluctuations on recognized assets and liabilities. The Group manages currency risk by currency forward, etc. if needed to hedge currency risk on business transactions. Currency risk occurs on forecasted transaction and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Group.

35.	Financial Risk Management, Continued

Monetary foreign currency assets and liabilities as of December 31, 2013 are as follows:

(In millions of won, thousands of U.S. dollars, thousands of Euros, thousands of Japanese Yen, thousands of other currencies)
	Assets			Liabilities
	Foreign currencies	Won translation		Foreign currencies	Won translation
USD	127,972	￦	135,329	2,300,314	￦	2,424,243
EUR	44,623		64,981	223		323
JPY	97,776		982	9,605		99
AUD	18		15	64,811		53,971
CHF	—		—	298,039		280,145
SGD	—		—	298,542		354,868
Others	20,053		11,423	9,027		1,665

		￦	212,730		￦	3,115,314

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (Refer to note 22)

As of December 31, 2013, effects on income (loss) before income tax as a result of change in exchange rate by 10% are as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	￦	(5,858)	5,858
EUR		6,466	(6,466)
JPY		88	(88)
SGD		2	(2)
Others		976	(976)

	￦	1,674	(1,674)

(ii)	Equity price risk

The Group has equity securities which include listed and non-listed securities for its liquidity and operating purpose. As of December 31, 2013, available-for-sale equity instruments measured at fair value amount to ￦839,647 million.

(iii)	Interest rate risk

Since the Group’s interest bearing assets are mostly fixed-interest bearing assets, as such, the Group’s revenue and operating cash flow are not influenced by the changes in market interest rates. However, the Group still has interest rate risk arising from borrowings and debentures.

Accordingly, the Group performs various analysis of interest rate risk, which includes refinancing, renewal, alternative financing and hedging instrument option, to reduce interest rate risk and to optimize its financing.

35.	Financial Risk Management, Continued

The Group’s interest rate risk arises from floating-rate borrowings and payables. As of December 31, 2013, floating-rate debentures amount to ￦634,544 million and the Group has entered into interest rate swaps to hedge interest rate risk related to floating-rate borrowings and debentures. (Refer to note 22) If interest rate only increases (decreases) by 1%, income before income taxes for the year ended December 31, 2013 would not have been changed due to the interest expense from floating-rate borrowings and debentures.

2)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations. The maximum credit exposure as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Cash and cash equivalents	￦	1,398,548	920,054
Financial instruments		319,616	514,561
Available-for-sale financial assets		35,174	35,623
Accounts receivable - trade		2,270,471	1,968,297
Loans and receivables		1,044,529	981,693
Derivative financial assets		41,712	61,959
Financial assets at fair value through profit or loss		20,532	15,356

	￦	5,130,582	4,497,543

To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors; based on such information, the Group establishes credit limits for each customer or counterparty.

For the year ended December 31, 2013, the Group has no trade and other receivables or loans which have indications of significant impairment loss or are overdue for a prolonged period. As a result, the Group believes that the possibility of default is remote. Also, the Group’s credit risk can rise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivates. To minimize such risk, the Group has a policy to deal with high credit worthy financial institutions. The amount of maximum exposure to credit risk of the Group is the carrying amount of financial assets As of December 31, 2013.

In addition, the aging of trade and other receivables that are over due at the end of the reporting period but not impaired is stated in note 7 and the analysis of financial assets that are individually determined to be impaired at the end of the reporting period is stated in note 30.

35.	Financial Risk Management, Continued

3)	Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Group maintains flexibly enough liquidity under credit lines through active operating activities.

Contractual maturities of financial liabilities as of December 31, 2013 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable - trade	￦	214,716	214,716	214,685	31	—
Borrowings		386,192	403,164	284,110	74,301	44,753
Debentures(*1)		5,927,067	7,131,432	1,230,996	3,775,142	2,125,294
Accounts payable - other and others(*2)		3,949,794	4,039,035	2,973,303	685,944	379,788

	￦	10,477,769	11,788,347	4,703,094	4,535,418	2,549,835

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*1)	Includes estimated interest to be paid and excludes discounts on bonds.
(*2)	Excludes discounts on accounts payable-other and others.

As of December 31, 2013, periods which cash flows from cash flow hedge derivatives is expected to be incurred are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	￦	41,712	43,833	1,778	35,322	6,733
Liabilities		(124,339)	(133,481)	(31,781)	(100,252)	(1,447)

	￦	(82,627)	(89,648)	(30,003)	(64,930)	5,286

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity balance. The overall strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2012.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total debt divided by total equity; the total debt and equity is extracted from the financial statements.

35.	Financial Risk Management, Continued

(2)	Capital management, Continued

Debt-equity ratio as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Liabilities	￦	12,409,958	12,740,777
Equity		14,166,557	12,854,782

Debt-equity ratio		87.60%	99.11%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2013 are as follows:

(In millions of won)
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that can be measured at fair value
Financial assets at fair value through profit or loss	￦	20,542	—	20,532	10	20,542
Derivative financial assets		41,712	—	41,712	—	41,712
Available-for-sale financial assets		839,647	638,445	46,414	154,788	839,647

	￦	901,901	638,445	108,658	154,798	901,901

Financial assets that cannot be measured at fair value
Cash and cash equivalents(*1)	￦	1,398,639	—	—	—	—
Available-for-sale financial assets(*1,2)		214,416	—	—	—	—
Accounts receivable – trade and others(*1)		3,314,999	—	—	—	—
Financial instruments(*1)		319,616	—	—	—	—

	￦	5,247,670	—	—	—	—

Financial liabilities that can be measured at fair value
Financial liabilities at fair value through profit or loss	￦	96,147	96,147	—	—	96,147
Derivative financial liabilities		124,339	—	124,339	—	124,339

	￦	220,486	96,147	124,339	—	220,486

Financial liabilities that cannot be measured at fair value
Accounts payable – trade(*1)	￦	214,716	—	—	—	—
Borrowings		386,192	—	399,247	—	399,247
Debentures		5,830,920	—	5,946,586	—	5,946,586
Accounts payable – other and others(*1)		3,949,794	—	—	—	—

	￦	10,381,622	—	6,345,833	—	6,345,833

35.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2012 are as follows:

(In millions of won)
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that can be measured at fair value
Financial assets at fair value through profit or loss	￦	16,045	—	15,356	689	16,045
Derivative financial assets		61,959	—	61,959	—	61,959
Available-for-sale financial assets		765,759	584,029	56,158	125,572	765,759

	￦	843,763	584,029	133,473	126,261	843,763

Financial assets that cannot be measured at fair value
Cash and cash equivalents(*1)	￦	920,125	—	—	—	—
Available-for-sale financial assets(*1,2)		232,724	—	—	—	—
Accounts receivable – trade and others(*1)		2,949,990	—	—	—	—
Financial instruments(*1)		514,561	—	—	—	—

	￦	4,617,400	—	—	—	—

Financial liabilities that can be measured at fair value
Financial liabilities at fair value through profit or loss	￦	405,678	405,678	—	—	405,678
Derivative financial liabilities		63,599	—	63,599	—	63,599

	￦	469,277	405,678	63,599	—	469,277

Financial liabilities that cannot be measured at fair value
Accounts payable – trade(*1)	￦	253,884	—	—	—	—
Borrowings		1,086,699	—	1,100,464	—	1,100,464
Debentures		5,171,321	—	5,461,142	—	5,461,142
Accounts payable – other and others(*1)		3,646,486	—	—	—	—

	￦	10,158,390	—	6,561,606	—	6,561,606

(*1)	Does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are closed to the reasonable approximate fair values.
(*2)	Equity instruments which do not have quoted price in an active market for the identical instruments (inputs for level 1) are measured at cost in accordance with K-IFRS 1039 as such equity instruments cannot be reliably measured using other methods.

Fair value of the financial instruments that are traded in an active market (available-for-sale financial assets, financial liabilities at fair value through profit or loss, etc.) is measured based on the bid price at the end of the reporting date.

35.	Financial Risk Management, Continued

The Group uses various valuation methods for valuation of fair value of financial instruments that are not traded in an active market. Fair value of available-for-sale securities is determined using the market approach methods and financial assets through profit or loss are measured using the option pricing model. In addition, derivative financial contracts and long-term liabilities are measured using the present value methods. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities being evaluated.

Interest rates used by the Group for the fair value measurement as of December 31, 2013 are as follows:

Interest rate
Derivative instruments	2.86% ~ 4.04%
Borrowings and debentures	3.12%

3) There have been no transfers from Level 2 to Level 1 in 2013 and changes of financial assets classified as Level 3 for the year ended December 31, 2013 are as follows:

(In millions of won)
	Balance at Jan. 1		Acquisition	Loss for the period	Other comprehensive income	Disposal	Others	Balance at Dec. 31
Financial assets at fair value through profit or loss	￦	689	—	(276)	—	(404)	—	9
Available-for-sale financial assets		125,572	54,950	(16,548)	7,901	(43,540)	26,454	154,789

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2013 are as follows:

(In millions of won)
			Gross offset	Net financial instruments	Relevant amount not offset on the statements of financial position
	Gross financial instruments recognized		financial instruments recognized	presented on the statements of financial position	Financial instruments	Cash collaterals received	Net amount
Financial assets:
Derivatives(*)	￦	28,871	—	28,871	(28,871)	—	—
Accounts receivable – trade and other		138,897	(127,055)	11,841	—	—	11,841

		167,768	(127,055)	40,712	(28,871)	—	11,841

Financial liabilities:
Derivatives(*)		43,536	—	43,536	(28,871)	—	14,666
Accounts payable – trade and other		127,055	(127,055)	43,536	—	—	—

	￦	170,591	(127,055)	87,072	(28,871)	—	14,666

35.	Financial Risk Management, Continued

(*)	The Group entered into derivative contracts which include enforceable master netting arrangement in accordance with ISDA. Generally, all contracts made with the identical currencies are settled from one party to another by combining one net amount. In this case, all contracts are liquidated and paid off at net amount by evaluating liquidation value if credit events such as bankruptcy occur.

ISDA agreements do not allow the Group to exercise rights of set-off unless credit events such as bankruptcy occur. Therefore, assets and liabilities recognized in accordance with the agreements cannot be offset as the Group does not have enforceable rights of set-off.

36.	Transactions with Related Parties

(1)	List of related parties

Relationship	Interest rate
Controlling Entity	SK Holding Co., Ltd.
Subsidiaries	SK Planet Co., Ltd. and 27 others (refer to note 1)
Joint venture	Dogus Planet, Inc. and three others
Associates	SK hynix Inc. and 64 others
Affiliates	The Controlling Entity’s investor using the equity method, the Controlling Company, and the Controlling Company’s subsidiaries and associates, etc.

(2)	Compensation for the key management

The Parent Company considers registered directors who have substantial role and responsibility in planning, operating, and controlling of the business as key management. The considerations given to such key management for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Salaries	￦	2,263	8,893
Provision for retirement benefits		1,012	799

	￦	3,275	9,692

Compensation for the key management includes salaries, non-monetary salaries and contributions made in relation to the pension plan.

36.	Transactions with Related Parties, Continued

(3) Transactions with related parties for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)		2013
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Loans
Controlling Entity	SK Holding Co., Ltd.(*)	￦	1,912	226,023	—	—
Associates	HappyNarae Co., Ltd.		281	6,217	10,542	—
	F&U Credit information Co., Ltd.		1,753	43,931	—	—
	HanaSK Card Co., Ltd.		11,128	—	—	—
	Others		6,712	6,846	125	997

			19,874	56,994	10,667	997

Other	SK Engineering & Construction Co., Ltd.		5,564	37,978	484,006	—
	SK C&C Co., Ltd.		4,041	357,945	206,298	—
	SK Networks Co., Ltd.		51,996	1,463,340	6,241	—
	Others		66,112	209,692	249,100	—

			127,713	2,068,956	945,645	—

Total		￦	149,499	2,351,972	956,312	997

(*)	Operating expense and others include ￦191,416 million of dividends paid by the Group.

(In millions of won)		2012
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment
Controlling Entity	SK Holding Co., Ltd.(*1)	￦	1,339	224,667	—
Associates	F&U Credit information Co., Ltd.		1,516	49,518	—
	SK M&C		11,874	155,397	9,051
	HanaSK Card Co., Ltd.(*2)		672,202	201,533	66
	Others		743	96,971	11,374

			686,335	503,419	20,491

Other	SK C&C Co., Ltd.		4,441	324,171	304,102
	SK Engineering & Construction Co., Ltd.		5,384	55,007	687,059
	SK Networks Co., Ltd.		20,477	1,747,130	8,048
	Others		40,251	246,218	300,410

			70,553	2,372,526	1,299,619

Total		￦	758,227	3,100,612	1,320,110

36.	Transactions with Related Parties, Continued

(*1)	Operating expense and others include ￦171,053 million of dividends paid by the Group.
(*2)	Operating revenue include discounts on accounts receivable related to sales of handsets on installment payment plans of PS&Marketing Corporation.

(3)	Account balances as of December 31, 2013 and 2012 are as follows:

(In millions of won)		2013
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable-trade, and others	Accounts payable – trade, and others
Controlling Entity	SK Holding Co., Ltd.	￦	—	334	—
Associates	HappyNarae Co., Ltd.		—	27	16,317
	Wave City Development Co., Ltd.		1,200	38,412	—
	SK hynix Inc.		—	392	—
	HanaSK Card Co., Ltd.		—	3,723	5,443
	SK Wyverns Baseball Club Co., Ltd.		1,425	—	—
	Daehan Kanggun BcN Co., Ltd.		22,102	—	—
	Others		—	268	492

			24,727	42,822	22,252

Other	SK Engineering & Construction Co., Ltd.		—	988	92,058
	SK Telesys Co., Ltd.		—	412	70,467
	SK C&C Co., Ltd.		—	182	—
	SK Networks. Co., Ltd.		—	5,930	118,759
	Others		—	11,633	20,197

			—	19,145	301,481

Total		￦	24,727	62,301	323,733

36.	Transactions with Related Parties, Continued

(In millions of won)		2012
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable-trade, and others	Accounts payable – trade, and others
Controlling Entity	SK Holding Co., Ltd.	￦	—	310	—
Associates	SK Wyverns Baseball Club Co., Ltd.		1,628	—	4,000
	Wave City Development Co., Ltd.		—	38,412	—
	SK M&C		—	6,127	109,531
	SK China Company, Ltd.		—	—	39,694
	Daehan Kanggun BcN Co., Ltd.		22,102	—	—
	Others		—	498	11,558

			23,730	45,037	164,783

Other	SK Engineering & Construction Co., Ltd.		—	1,735	34,887
	SK Telesys Co., Ltd.		—	1,182	31,289
	SK C&C Co., Ltd.		—	369	144,308
	SK Networks. Co., Ltd.		—	34,055	285,325
	Others		—	18,416	24,678

			—	55,757	520,487

Total		￦	23,730	101,104	685,270

(5)	As of December 31, 2013, collateral and guarantee provided by the Group for the related parties’ financing purposes are as follows. There are no collateral or guarantee provided by related parties to the Group.

(6)	M&Service Co., Ltd., a subsidiary of the Parent Company, entered into performance agreement with SK Energy Co., Ltd. and provides a blank note to SK Energy Co., Ltd., with regard to this transaction.

37.	Commitments and Contingencies

(1)	Collateral assets and commitments

SK Broadband Co., Ltd. has pledged its properties as collateral for leases on buildings in the amount of ￦14,900 million as of December 31, 2013.

(2)	Contingencies

As of December 31, 2013, the claim amount of pending litigations of SK Communications Co., Ltd., a subsidiary, amounts to ￦3,797 million. The ultimate outcome of such litigation is not expected to have a material effect on the Group’s financial position or performance results.

38.	Discontinued Operation

(1)	Discontinued operation

During the year ended December 31, 2013, SK Planet Co., Ltd., a subsidiary of the Parent Company, sold 52.6% of its ownership interests (13,294,369 shares) in Loen Entertainment, Inc., to Star Invest Holdings Limited. Consideration for the sale amounted to ￦265,887 million. Loen Entertainment was a subsidiary of SK Planet Co., Ltd. and is engaged in the release of music discs as its primary business, The Group’s ownership interests after the disposition is 15.0% and Loen Entertainment, Inc. was excluded from the Group’s consolidated financial statements as of the date of the sale.

During the year ended December 31, 2012, SK Telink Co., Ltd., a subsidiary, ceased its broadcasting business due to the rapid decrease in satellite digital multimedia broadcasting subscribers along with the effects from smart phones, and other mobile devices.

(2)	Results of discontinued operations

Results of discontinued operations included in the consolidated statements of income for the years ended December 31, 2013 and 2012 are as follows. The consolidated statement of income presented for comparative purposes was restated in order to present discontinued operation segregated from the Group’s continuing operations.

(In millions of won)
	2013
	Loen Entertainment, Inc.
Results of discontinued operations:
Revenue	￦	167,033
Expense		(140,204)

Operating income generated by discontinued operations		26,829
Non-operating income		3,189
Gain on disposal relating to discontinued operations		214,352
Income tax expense		(61,125)

Gain from discontinued operations	￦	183,245

Attributable to :
Owners of the Parent Company		175,867
Non-controlling interests		7,378

38.	Discontinued Operation, Continued

(In millions of won)
	2012
	Loen Entertainment, Inc.		Discontinue satellite digital multimedia broadcasting of SK Telink Co., Ltd.	Total

Results of discontinued operations:
Revenue	￦	159,070	1,163	160,233
Expense		(128,948)	(38,257)	(167,205)

Operating income generated by discontinued operations		30,122	(37,094)	(6,972)
Non-operating income		1,397	(120,913)	(119,516)
Income tax benefit (expense)		(7,680)	18,670	10,990

Gain (loss) from discontinued operations	￦	23,839	(139,337)	(115,498)

Attributable to :
Owners of the Parent Company		16,107	(119,927)	(103,821)
Non-controlling interests		7,732	(19,410)	(11,677)

(3)	Cash flows from discontinued operations

Cash flows from discontinued operations for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013
	of Loen Entertainment, Inc.
Cash flow from discontinued operations:
Net cash provided by operating activities	￦	40,884
Net cash provided by investing activities		179,490
Net cash used in financing activities		(4,780)

	￦	215,594

(In millions of won)
	2012
	Loen Entertainment, Inc.		Discontinue satellite digital multimedia broadcasting of SK Telink Co., Ltd.	Total
Cash flow from discontinued operations:
Net cash provided by (used in) operating activities	￦	27,794	(4,857)	22,937
Net cash used in investing activities		(19,628)	(303)	(19,931)
Net cash used in financing activities		(4,299)	(9,475)	(13,774)

	￦	3,867	(14,635)	(10,768)

38.	Discontinued Operation, Continued

(4)	Changes in financial condition relating to discontinued operations due to the disposal of ownership interests in Loen Entertainment, Inc. as of December 31, 2013 is as follows:

(In millions of won)
	December 31, 2013
Cash and cash equivalents	￦	55,527
Long-term and short-term financial instruments		42,404
Accounts receivable – trade		49,700
Property and equipment, and intangible assets		26,334
Other assets		39,526
Accounts payable – trade		(33,154)
Defined benefit liabilities		(737)
Other liabilities		(87,022)

Decrease in net assets		92,578

Consideration paid for disposal		264,245
Cash and cash equivalents disposed		(55,527)

Net cash inflow	￦	208,718

39.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Interest income	￦	(67,359)	(99,967)
Dividend		(10,197)	(27,732)
Gain on foreign currency translation		(4,401)	(4,065)
Gain on disposal of long-term investment securities		(9,300)	(282,605)
Gain on settlement of derivatives		(7,716)	(26,103)
Losses related to investments in subsidiaries and associates, net		(921,861)	24,279
Gain on disposal of property and equipment and intangible assets		(7,991)	(162,590)
Reversal of allowance for doubtful accounts		(359)	(5,902)
Gain on valuation of financial asset at fair value through profit or loss		(5,177)	—
Other income		(3,951)	(2,558)
Interest expenses		331,834	412,379
Loss on foreign currency translation		2,634	4,608
Loss on disposal of long-term investment securities		31,909	10,802
Impairment loss on long-term investment securities		52,058	190,621
Loss on valuation of derivatives		2,106	286
Loss on settlement of derivatives		—	1,232
Income tax expense		461,922	277,217
Gain related to defined benefit plan		92,840	80,865
Depreciation and amortization		2,829,784	2,613,018
Bad debt expenses		57,163	52,393
Loss on disposal of property and equipment and intangible assets		267,702	15,117
Impairment loss on property and equipment and intangible assets		14,399	160,210
Loss on valuation of financial assets at fair value through profit or loss		—	1,262
Loss relating to financial liabilities at fair value through profit or loss		134,232	7,793
Loss on redemption of debentures		—	2,099
Bad debt for accounts receivable - other		22,167	30,107
Loss on disposal of other investment property		1	—
Impairment loss on other investment securities		6,136	1,307
Other expenses		6,801	15,788

	￦	3,275,376	3,289,861

39.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)	2013		2012

Accounts receivable - trade	￦	(267,754)	(183,238)
Accounts receivable - other		(41,243)	288,739
Accrued income		(502)	9,530
Advance payments		(26,064)	40,664
Prepaid expenses		(1,583)	18,525
Proxy paid V.A.T.		(5,442)	(963)
Inventories		(39,610)	(108,904)
Long-term accounts receivables - other		—	5,393
Guarantee deposits		59,431	19,460
Accounts payable - trade		(4,708)	74,923
Accounts payable - other		(131,142)	260,158
Advanced receipts		(2,916)	(7,977)
Withholdings		22,025	234,048
Deposits received		(1,745)	(6,089)
Accrued expenses		98,081	153,641
Advanced V.A.T.		(3,901)	(3,955)
Unearned revenue		(188,589)	(83,436)
Provisions		(226,644)	(373,213)
Long-term provisions		(72,398)	(33,254)
Plan assets		(61,856)	(51,422)
Retirement benefit payment		(42,948)	(46,066)
Others		(30,362)	(2,256)

	￦	(969,870)	204,308

(3)	Significant non-cash transactions for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Transfer of construction in progress to property and equipment, and intangible assets	￦	2,320,528	2,700,054
Transfer of other property and equipment and others to construction in progress		1,188,826	1,437,476
Accounts payable - other related to acquisition of property and equipment and intangible assets		350,735	8,010
Return of the existing 1.8GHz frequency use rights		614,600	—

SK TELECOM CO., LTD.

Separate Financial Statements

December 31, 2013 and 2012

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

We have audited the accompanying separate statement of financial position of SK Telecom Co., Ltd. (the “Company”), as of December 31, 2013, and 2012, and the related separate statements of income, comprehensive income, changes in equity and cash flows for the years then ended. Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with Korean International Financial Reporting Standards. Our responsibility is to express an opinion on these separate financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the separate financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

In our opinion, the separate financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012 and its financial performance and its cash flows for the years then ended in accordance with Korean International Financial Reporting Standards.

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those knowledgeable about Korean auditing standards and their application in practice.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 21, 2014

This report is effective as of February 21, 2014, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

(In millions of won)	Note	December 31, 2013		December 31, 2012
Assets
Current Assets:
Cash and cash equivalents	30,31	￦	448,459	256,577
Short-term financial instruments	5,30,31		166,000	179,300
Short-term investment securities	7,30,31		102,042	56,401
Accounts receivable - trade, net	6,30,31,32		1,513,138	1,407,206
Short-term loans, net	6,30,31,32		72,198	75,449
Accounts receivable - other, net	6,30,31,32		388,475	383,048
Prepaid expenses			82,837	76,016
Derivative financial assets	17,30,31		—	9,656
Inventories, net			24,596	15,995
Non-current assets held for sale	8		3,666	121,337
Advanced payments and other	6,30,31		16,371	8,714

Total Current Assets			2,817,782	2,589,699

Non-Current Assets:
Long-term financial instruments	5,30,31		7,569	69
Long-term investment securities	7,30,31		729,703	733,893
Investments in subsidiaries and associates	9		8,010,121	7,915,547
Property and equipment, net	10		7,459,986	7,119,090
Goodwill	11		1,306,236	1,306,236
Intangible assets, net	12		2,239,167	2,187,872
Long-term loans, net	6,30,31,32		39,925	49,672
Long-term prepaid expenses			23,007	21,582
Guarantee deposits	5,6,30,31,32		152,057	149,373
Long-term derivative financial assets	17,30,31		41,712	52,303
Deferred tax assets	27		—	123,723
Other non-current assets			154	443

Total Non-Current Assets			20,009,637	19,659,803

Total Assets		￦	22,827,419	22,249,502

See accompanying notes to the separate financial statements.

(In millions of won)	Note	December 31, 2013		December 31, 2012
Liabilities and Equity
Current Liabilities:
Short-term borrowings	13,30,31	￦	260,000	330,000
Current portion of long-term debt, net	12,13,30,31		829,503	713,072
Accounts payable - other	30,31,32		1,556,201	1,509,456
Withholdings	30,31		574,166	552,380
Accrued expenses	30,31		653,742	600,101
Income tax payable	27		104,564	52,267
Unearned revenue			178,569	252,298
Derivative financial liabilities	17,30,31		21,170	—
Provisions	15		66,559	286,819
Advanced receipts and other			43,599	46,693

Total Current Liabilities			4,288,073	4,343,086

Non-Current Liabilities:
Debentures, net, excluding current portion	13,30,31		4,014,777	3,992,111
Long-term borrowings, excluding current portion	13,30,31		85,125	348,333
Long-term payables - other	14,30,31		828,721	705,605
Long-term unearned revenue			50,894	160,820
Defined benefit obligation	3,16		22,886	34,951
Long-term derivative financial liabilities	17,30,31		100,210	63,599
Long-term provisions	15		19,537	99,355
Deferred tax liabilities	27		44,601	—
Other non-current liabilities	30,31,32		57,187	124,594

Total Non-Current Liabilities			5,223,938	5,529,368

Total Liabilities			9,512,011	9,872,454

Equity
Share capital	1,18		44,639	44,639
Capital surplus (deficit) and other capital adjustments	18,19,20		433,894	(236,160)
Retained earnings	21,22		12,665,699	12,413,981
Reserves	23		171,176	154,588

Total Equity			13,315,408	12,377,048

Total Liabilities and Equity		￦	22,827,419	22,249,502

See accompanying notes to the separate financial statements.

(In millions of won except for per share data)	Note	2013		2012

Operating revenue:
Revenue	4,32	￦	12,860,379	12,332,719

Operating expense:	32
Labor cost			598,885	508,226
Commissions paid			5,333,869	5,576,763
Depreciation and amortization			2,006,896	1,724,707
Network interconnection			770,125	796,580
Leased line			412,217	431,522
Advertising			237,291	209,804
Rent			362,659	330,611
Cost of products that have been resold			399,810	295,757
Other operating expenses	24		768,943	783,361

Sub-total			10,890,695	10,657,331

Operating income			1,969,684	1,675,388

Finance income	26		81,196	381,930
Finance costs	26		(422,764)	(533,198)
Other non-operating income	25		47,618	161,756
Other non-operating expenses	25		(417,252)	(133,647)
Loss relating to investments in subsidiaries and associates	9		(37,685)	(5,510)

Profit before income tax			1,220,797	1,546,719

Income tax expense	27		310,640	303,952

Profit for the year		￦	910,157	1,242,767

Earnings per share	28
Basic earnings per share (in won)		￦	12,837	17,832

Diluted earnings per share (in won)		￦	12,837	17,406

See accompanying notes to the separate financial statements.

(In millions of won)	Note	2013		2012

Profit for the year		￦	910,157	1,242,767

Other comprehensive loss	3
Items that will not be reclassified to profit or loss:
Remeasurement of defined benefit obligations	16		5,927	(10,838)
Items that may be reclassified subsequently to profit or loss:
Net change in unrealized fair value of available-for-sale financial assets	23		4,795	(146,203)
Net change in unrealized fair value of derivatives	17,23		11,793	(19,703)

			22,515	(176,744)

Total comprehensive income		￦	932,672	1,066,023

See accompanying notes to the separate financial statements.

(In millions of won)
			Capital surplus and other capital adjustments
	Share capital		Paid-in surplus	Treasury stock	Loss on disposal of treasury stock	Hybrid bond	Other	Retained earnings	Reserves	Total equity
Balance, January 1, 2012	￦	44,639	2,915,887	(2,410,451)	(18,855)	—	(722,597)	11,837,185	320,494	11,966,302
Cash dividends		—	—	—	—	—	—	(655,133)	—	(655,133)
Transfer of business		—	—	—	—	—	(144)	—	—	(144)
Total comprehensive income
Profit for the period		—	—	—	—	—	—	1,242,767	—	1,242,767
Other comprehensive loss		—	—	—	—	—	—	(10,838)	(165,906)	(176,744)

		—	—	—	—	—	—	1,231,929	(165,906)	1,066,023

Balance, December 31, 2012	￦	44,639	2,915,887	(2,410,451)	(18,855)	—	(722,741)	12,413,981	154,588	12,377,048

Balance, January 1, 2013	￦	44,639	2,915,887	(2,410,451)	(18,855)	—	(722,741)	12,413,981	154,588	12,377,048
Cash dividends		—	—	—	—	—	—	(655,946)	—	(655,946)
Issuance of hybrid bond		—	—	—	—	398,518	—	—	—	398,518
Interest on hybrid bond		—	—	—	—	—	—	(8,420)	—	(8,420)
Treasury stock		—	—	270,768	768	—	—	—	—	271,536
Total comprehensive income
Profit for the period		—	—	—	—	—	—	910,157	—	910,157
Other comprehensive income		—	—	—	—	—	—	5,927	16,588	22,515

		—	—	—	—	—	—	916,084	16,588	932,672

Balance, December 31, 2013	￦	44,639	2,915,887	(2,139,683)	(18,087)	398,518	(722,741)	12,665,699	171,176	13,315,408

See accompanying notes to the separate financial statements.

(In millions of won)	Note	2013		2012

Cash flows from operating activities:
Cash generated from operating activities
Profit for the year		￦	910,157	1,242,767
Adjustments for income and expenses	34		3,120,427	2,249,241
Changes in assets and liabilities related to operating activities	34		(714,862)	176,712

Sub-total			3,315,722	3,668,720
Interest received			29,695	45,748
Dividends received			20,641	30,567
Interest paid			(246,632)	(265,355)
Income tax paid			(96,953)	(318,164)

Net cash provided by operating activities			3,022,473	3,161,516

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term investment securities, net			—	35,416
Decrease in short-term financial instruments, net			13,300	455,700
Collection of short-term loans			279,815	273,147
Proceeds from disposal of long-term investment securities			29,762	449,720
Proceeds from disposal of investments in subsidiaries and associates			1,808	88,602
Proceeds from disposal of investment property			—	61,186
Proceeds from disposal of property and equipment			3,148	187,560
Proceeds from disposal of intangible assets			965	2,811
Net proceeds from the disposition of non-current assets held for sale			190,393	—
Collection of long-term loans			11,727	10,689
Proceeds from disposal of other non-current assets			290	644

Sub-total			531,208	1,565,475
Cash outflows for investing activities:
Increase in short-term investment securities, net			(45,031)	—
Increase in short-term loans			(275,913)	(243,494)
Increase in long-term financial instruments			(7,500)	—
Acquisition of long-term investment securities			(9,313)	(4,425)
Acquisition of investments in subsidiaries and associates			(206,791)	(3,131,483)
Acquisition of property and equipment			(2,201,354)	(2,883,630)
Acquisition of intangible assets			(179,069)	(72,328)
Increase in long-term loans			—	(22)
Cash outflows from transfer of business			—	(3,387)
Increase in other non-current assets			—	(328)

Sub-total			(2,924,971)	(6,339,097)

Net cash used in investing activities			(2,393,763)	(4,773,622)

See accompanying notes to the separate financial statements.

(In millions of won)	2013		2012

Cash flows from financing activities:
Cash inflows from financing activities:
Increase in short-term borrowings, net	￦	—	330,000
Proceeds from long-term borrowings		96,455	1,986,800
Issuance of hybrid bond		398,518	—
Issuance of debentures		1,014,859	1,530,714
Cash inflows from derivative transactions		20,026	86,537

Sub-total		1,529,858	3,934,051
Cash outflows for financing activities:
Decrease in short-term borrowings, net		(70,000)	—
Repayment of long-term borrowings		(457,110)	(1,650,000)
Repayment of current portion of long-term debt		(161,575)	(92,158)
Repayment of debentures		(621,976)	(558,184)
Payment of dividends		(655,946)	(655,133)
Cash outflows from derivative transactions		—	(5,415)

Sub-total		(1,966,607)	(2,960,890)

Net cash provided by (used in) financing activities		(436,749)	973,161

Net increase (decrease) in cash and cash equivalents		191,961	(638,945)
Cash and cash equivalents at beginning of the year		256,577	895,558
Effects of exchange rate changes on cash and cash equivalents		(79)	(36)

Cash and cash equivalents at end of the year	￦	448,459	256,577

See accompanying notes to the separate financial statements.

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to engage in providing cellular telephone communication services in Korea. The Company mainly provides wireless telecommunications in Korea. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2013, the Company’s total issued shares are held by the following:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	20,363,452	25.22
National Pension Service	4,760,489	5.90
Institutional investors and other minority stockholders	45,812,395	56.73
Treasury stock	9,809,375	12.15

Total number of shares	80,745,711	100.00

2.	Basis of Presentation

(1)	Statement of compliance

These separate financial statements were prepared in accordance with K-IFRS, as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, ‘Separate Financial Statements’ presented by a parent, an investor in an associate or a venturer in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

The separate financial statements were authorized for issuance by the Board of Directors on February 6, 2014, which will be submitted for approval at the shareholders’ meeting to be held on March 21, 2014.

(2)	Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the separate statement of financial position:

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets and unrecognized past service costs

(3)	Functional and presentation currency

These separate financial statements are presented in Korean won, which is the Company’s functional currency and the currency of the primary economic environment in which the Company operates.

2.	Basis of Presentation, Continued

(4)	Use of estimates and judgments

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

1) Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes: revenue, classification of investment property.

2) Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: allowance for doubtful accounts, estimated useful lives of property and equipments and intangible assets, impairment of goodwill, measurement of defined benefit obligation, recognition of deferred tax assets (liabilities), and commitments and contingencies.

3) Fair value measurement

The Company establishes fair value measurement policies and procedures as its accounting policies and disclosures require fair value measurements for the majority of financial and non-financial assets and liabilities. Such policies and procedures are executed by the valuation division, which is responsible for the review of significant fair value measurements including fair value classified as level 3 in the fair value hierarchy and the results of which are directly reported to the finance executive.

The valuation division regularly reviews unobservable significant inputs and valuation adjustments. If third party information such as prices available from an exchange, dealer, broker, industry group, pricing service or regulatory agency is used for fair value measurements, the valuation division reviews whether the valuation based on third party information includes classification by levels within the fair value hierarchy and meets the requirements for the relevant standards.

The Company uses the best observable inputs in market when measuring fair values of assets or liabilities. Fair values are classified within the fair value hierarchy based on inputs used in valuation method, as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: inputs for the asset or liability that are not based on observable market data

(unobservable inputs)

2.	Basis of Presentation, Continued

(4)	Use of estimates and judgments, Continued

If various inputs used to measure fair value of assets or liabilities are transferred between levels of the fair value hierarchy, the Company classifies the assets and liabilities at the lowest level of inputs among the fair value hierarchy which is significant to the entire measured value and recognizes transfers between levels at the end of the reporting period of which such transfers occurred.

Information about assumptions used for fair value measurements are included in note 31.

(5)	Common control transactions

SK Holdings Co., Ltd. (“the Ultimate Controlling Entity”) is the Ultimate Controlling Entity of the Company because it controls the Company. Accordingly, gains and losses from business acquisitions and dispositions involving entities that are under the control of the Ultimate Controlling Entity are accounted for as common control transactions within equity.

3.	Changes in Accounting Policies

The accounting policies have been applied consistently to all periods presented in these separate financial statements except for new standards, interpretations and amendments to existing standards mandatory for the Company for annual periods beginning on or after January 1, 2013 set out below.

•	K-IFRS No. 1113, ‘Fair Value Measurement’

•	K-IFRS No. 1019, ‘Employee Benefits’

•	Amendments to K-IFRS No. 1001, ‘Presentation of Items of Other Comprehensive Income (“OCI”)’

•	Amendments to K-IFRS No. 1107, ‘Disclosure of offsetting financial assets and financial liabilities’

•	Amendments to K-IFRS No. 1036, ‘Disclosure of recoverable amount of non-financial assets’

(1)	Fair value measurement

K-IFRS No. 1113 has been amended to provide a single framework for fair value and information of fair value measurements when other standards requires or permits fair value measurements. The standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard replaces disclosures relating to fair value measurements required by other standards including K-IFRS No. 1107, and requires additional disclosures. The required disclosures are included in note 31.

3.	Changes in Accounting Policies, Continued

(2)	Defined benefit pension plans

The Company changed its accounting policy for recognition of gains and losses relating to defined benefit pension plans in accordance with the amendments to K-IFRS No. 1019, ‘Employee Benefits’. The Company determines net interest costs for net defined benefit liabilities using the discount rates used for the measurement of defined benefit obligations at the beginning of the reporting period and considers changes in net defined benefit liabilities due to contributions and retirement benefit payments. Accordingly, net interests on net defined benefits liabilities consist of interest costs on defined benefits obligations, interest income on plan assets and, if applicable, interest on the effects of limitations on asset recognition. Prior to the amendments, the Company determined interest income on plan assets based on the long-term expected return rate.

(3)	Presentation of other comprehensive income items

In accordance with the amendments, the Company classifies other comprehensive income items by nature and presents items as “items that will never be reclassified to profit or loss” and “items that are or may be reclassified to profit or loss.” Accordingly, the consolidated statement of comprehensive income for the year ended December 31, 2012 presented for comparative purposes, has been restated.

(4)	Offsetting financial assets and liabilities

As described in note 31, the Company provides disclosures relating to offsetting financial assets and financial liabilities in accordance with the amendments to K-IFRS No. 1107.

(5)	Disclosure of recoverable amount of non-financial assets

The Company early adopted the amendments to K-IFRS No. 1036. Accordingly, the Company makes the additional disclosures on required by the amendment when impairment losses are recognized and recoverable amounts are based on net fair value.

4.	Significant Accounting Policies

The significant accounting policies applied by the Company in preparation of its separate financial statements in accordance with K-IFRSs are included below. The accounting policies set out below have been applied consistently to all periods presented in these separate financial statements except for those as described in note 3.

Presentation and classification of certain items on the separate statements of comprehensive income for the year ended December 31, 2012, presented for the comparative purposes, have been modified by applying changes to the standards and classification method of other comprehensive income items.

(1)	Operating segments

The Company presents disclosures relating to operating segments on its separate financial statements in accordance with K-IFRS No. 1108, ‘Operating Segments’ and such disclosures are not separately disclosed on these separate financial statements.

(2)	Investments in subsidiaries and associates

These separate financial statements are prepared and presented in accordance with K-IFRS No. 1027, ‘Separate Financial Statements’. The Company applied the cost method to investments in subsidiaries and associates in accordance with K-IFRS No. 1027. Dividends from a subsidiary or associate are recognized in profit or loss when the right to receive the dividend is established.

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Company in the management of its short-term commitments.

(4)	Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory systems is used to value inventories, which is adjusted to the physical inventory counts performed at the period end. When the net realizable value of inventories is less than the acquisition cost, the carrying amount is reduced to the net realizable value and any difference is charged to current operations as operating expenses. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Company recognizes financial assets in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

(i)	Financial assets at fair value through profit or loss

A financial asset is classified as financial assets are classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(ii)	Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest rate method.

(iii)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

(iv)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

(v)	De-recognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

(vi)	Offsetting between financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

(6)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

(i)	Hedge accounting

The Company holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Company designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship

Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of income. The Company discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

4.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

(ii)	Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria have been met:

(a)	the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract;

(b)	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

(c)	the hybrid instrument is not measured at fair value with changes in fair value recognized in profit or loss.

Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(iii)	Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

4.	Significant Accounting Policies, Continued

(7)	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset is impaired includes following loss events:

•	significant financial difficulty of the issuer or obligor;

•	a breach of contract, such as default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

•	the disappearance of an active market for that financial asset because of financial difficulties; or

•	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses should be measured and recognized.

(i)	Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. If it is not practicable to obtain the instrument’s estimated future cash flows, impairment losses would be measured by using prices from any observable current market transactions. The Company can recognize impairment losses directly or establish a provision to cover impairment losses. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss shall be reversed either directly or by adjusting an allowance account.

4.	Significant Accounting Policies, Continued

(7)	Impairment of financial assets, Continued

(ii)	Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses shall not be reversed.

(iii)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale shall not be reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.

(8)	Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent to initial recognition, an item of property, plant and equipment shall be carried at its cost less any accumulated depreciation and any accumulated impairment losses.

4.	Significant Accounting Policies, Continued

(8)	Property, plant and equipment, Continued

Subsequent costs are recognized in the carrying amount of property, plant and equipment at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property, plant and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property, plant and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized as other non-operating income (loss).

The estimated useful lives of the Company’s property, plant and equipment are as follows:

Useful lives (years)

Buildings and structures	15, 30
Machinery	3 ~ 6
Other property, plant and equipment (“Other PP&E”)	4 ~ 10

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(9)	Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale.

Financial assets and inventories that are manufactured or otherwise produced over a short period of time are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period shall not exceed the amount of borrowing costs incurred during that period.

4.	Significant Accounting Policies, Continued

(10)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

The estimated useful lives of the Company’s intangible assets are as follows:

Useful lives (years)

Frequency use rights	6 ~ 13
Land use rights	5
Industrial rights	5, 10
Development costs	5
Facility usage rights	10, 20
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

4.	Significant Accounting Policies, Continued

(11)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

(i)	Grants related to assets

Government grants whose primary condition is that the Company purchase, construct or otherwise acquire long-term assets are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

(ii)	Grants related to income

Government grants which are intended to compensate the Company for expenses incurred are deducted from the related expenses.

(12)	Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is initially measured at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Investment property except for land, are depreciated on a straight-line basis over 30 years as estimated useful lives.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(13)	Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

4.	Significant Accounting Policies, Continued

(13)	Impairment of non-financial assets, Continued

The Company estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Company estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss if the carrying amount of an asset or a CGU exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(14)	Leases

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(i)	Finance leases

At the commencement of the lease term, the Company recognizes as finance assets and finance liabilities in its separate statements of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the lessee adopts for depreciable assets that are owned. If there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Company reviews to determine whether the leased asset may be impaired.

4.	Significant Accounting Policies, Continued

(14)	Leases, Continued

(ii)	Operating leases

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the period of the lease.

(iii)	Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease shall be based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset) and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, the Company separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Company concludes for a financial lease that it is impracticable to separate the payments reliably, the Company recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability shall be reduced as payments are made and an imputed finance charge on the liability recognized using the purchaser’s incremental borrowing rate of interest.

(15)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell. The Company recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, ‘Impairment of Assets’.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

4.	Significant Accounting Policies, Continued

(16)	Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liability.

(i)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

(ii)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Company derecognizes a financial liability from the separate statements of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(17)	Employee benefits

(i)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

(ii)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods. Any changes from remeasurements are recognized through profit or loss in the period in which they arise.

4.	Significant Accounting Policies, Continued

(17)	Employee benefits, Continued

(iii)	Retirement benefits: defined contribution plans

When an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(iv)	Retirement benefits: defined benefit plans

As of the end of reporting period, defined benefits liabilities relating to defined benefit plans are recognized as present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability comprise of actuarial gains and losses, the return on plan assets excluding amounts included in net interest on the net defined benefit liability, and any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability and recognized in other comprehensive income. The Company determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Company recognizes gain or loss on a settlement when the settlement of defined benefit plan occurs.

4.	Significant Accounting Policies, Continued

(18)	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision shall be used only for expenditures for which the provision was originally recognized.

(19)	Foreign currencies

Transactions in foreign currencies are translated to the respective functional currencies of Company entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(20) Equity capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Company repurchases its share capital, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The profits or losses from the purchase, disposal, reissue, or retirement of treasury shares are not recognized as current profit or loss. If the Company acquires and retains treasury shares, the consideration paid or received is directly recognized in equity.

4.	Significant Accounting Policies, Continued

(21)	Hybrid bond

The Company recognizes a financial instrument issued by the Company as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(22)	Revenue

Revenue from the sale of goods, rendering of services or use of assets is measured at the fair value of the consideration received or receivable. Returns, trade discounts and volume rebates, and are recognized as a reduction of revenue.

(i)	Services

Revenue from cellular services consists of revenue from basic charges, voice charges, data charges, data-roaming services and interconnection charges. Such revenues are recognized as services are performed. Revenues received for the activation of service are deferred and recognized over the average customer retention period.

Revenue from services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed.

(ii)	Goods sold

Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

When two or more revenue generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of account is accounted for separately. The allocation of consideration from a revenue arrangement to its separate units of account is based on the relative fair values of each unit.

(iii)	Customer loyalty programmes

For customer loyalty programmes, the fair value of the consideration received or receivable in respect of the initial sale is allocated between the award credits and the other components of the sale. The amount allocated to the award credits is estimated by reference to the fair value of the services to be provided with respect to the redeemable award credits. The fair value of the services to be provided with respect to the redeemable portion of the award credits granted to the customers in accordance with customer loyalty programmes is estimated taking into account the expected redemption rate and timing of the expected redemption. Considerations allocated to the award credits are deferred and revenue is recognized when the award credits are recovered and the Company performs its obligation to provide the service. The amount of revenue recognized is based on the relative size of the total award credits that are expected to be redeemed and the redeemed award credits in exchange for services.

4.	Significant Accounting Policies, Continued

(23)	Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures are recognized in profit or loss using the effective interest rate method.

(24)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries and associates, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

4.	Significant Accounting Policies, Continued

(24)	Income taxes, Continued

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis. If there are any additional income tax expense incurred in accordance with dividend payments, such income tax expense is recognized when liabilities relating to the dividend payments are recognized.

(25)	Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

(26)	New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Company for annual periods beginning on or after January 1, 2013, and the Company has not early adopted them.

As of December 31, 2013, management is not able to evaluate the impact, if any, of applying these standards on its financial position and results of operations.

(i)	K-IFRS No.1032, ‘Financial instruments: Presentation’

K-IFRS No. 1032, ‘Financial Instruments has been amended to clarify requirements for offsetting financial assets and financial liabilities by adding application guidance. The amendment is mandatorily effective for annual periods beginning on or after January 1, 2014.

5.	Restricted Deposits

Deposits which are restricted in use as of December 31, 2013 and 2012 are summarized as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Short-term financial instruments
Charitable fund(*)	￦	76,000	76,000
Other		—	7,500
Long-term financial instruments		7,569	69
Guarantee deposits		40	40

	￦	83,609	83,609

(*)	The Company established a trust fund for charitable purposes. Profits from the fund are donated to charitable institutions. As of December 31, 2013, the funds cannot be withdrawn.

6.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2013 and 2012 are as follows:

(In millions of won)	December 31, 2013
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable - trade	￦	1,614,466	(101,328)	1,513,138
Short-term loans		72,928	(730)	72,198
Accounts receivable - other		439,209	(50,734)	388,475
Accrued income		5,682	—	5,682

		2,132,285	(152,792)	1,979,493
Non-current assets:
Long-term loans		61,613	(21,688)	39,925
Guarantee deposits		152,057	—	152,057

		213,670	(21,688)	191,982

	￦	2,345,955	(174,480)	2,171,475

(In millions of won)	December 31, 2012
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable - trade	￦	1,497,745	(90,539)	1,407,206
Short-term loans		76,471	(1,022)	75,449
Accounts receivable - other		421,695	(38,647)	383,048
Accrued income		4,147	—	4,147

		2,000,058	(130,208)	1,869,850
Non-current assets:
Long-term loans		72,801	(23,129)	49,672
Guarantee deposits		149,373	—	149,373

		222,174	(23,129)	199,045

	￦	2,222,232	(153,337)	2,068,895

6.	Trade and Other Receivables, Continued

(2)	The movement in allowance for doubtful accounts of trade and other receivables during the years ended December 31, 2013 and 2012 were as follows:

(In millions of won)
	2013		2012
Balance at January 1	￦	153,337	171,638
Increase of bad debt allowances		52,835	44,347
Reversal of allowances for doubtful accounts		—	(4,846)
Write-offs		(51,063)	(77,608)
Collection of receivables previously written-off		19,371	19,806

Balance at December 31	￦	174,480	153,337

(3)	Details of overdue but not impaired, and impaired trade and other receivable as of December 31, 2013 and 2012 are as follows:

(In millions of won)	December 31, 2013			December 31, 2012
	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Neither overdue or impaired	￦	1,169,946	622,679	1,093,481	636,292
Overdue but not impaired		32,705	—	25,502	—
Impaired		411,815	108,810	378,762	88,196

		1,614,466	731,489	1,497,745	724,488
Allowances for doubtful accounts		(101,328)	(73,152)	(90,539)	(62,798)

	￦	1,513,138	658,337	1,407,206	661,690

The Company establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period, past customer default experience, customer credit status, and economic and industrial factors.

(4)	The aging of overdue but not impaired accounts receivable as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Less than 1 month	￦	9,549	3,699
1 ~ 3 months		6,975	3,686
3 ~ 6 months		2,565	9,175
More than 6 months		13,616	8,942

	￦	32,705	25,502

7.	Investment Securities

(1)	Details of short-term investment securities as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Beneficiary certificates(*)	￦	101,414	56,159
Current portion of long-term investment securities		628	242

	￦	102,042	56,401

(*)	The distributions arising from beneficiary certificates as of December 31, 2013, were accounted for as accrued income.

(2)	Details of long-term available-for-sale financial assets as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Equity securities:
Marketable equity securities	￦	574,321	584,029
Unlisted equity securities(*1)		22,870	18,814
Equity investments(*2)		111,792	115,120

		708,983	717,963
Debt securities:
Public bonds		356	356
Investment bonds(*3)		20,992	15,816

		21,348	16,172

Total		730,331	734,135
Less current portion of long-term investment securities		(628)	(242)

Long-term investment securities	￦	729,703	733,893

(*1)	Unlisted equity securities whose fair value cannot be measured reliably are recorded at cost.
(*2)	Equity investments are recorded at cost.
(*3)	The Company classified convertible bonds of NanoEnTek, Inc. (carrying amount as of December 31, 2013: ￦20,532 million) as financial assets at fair value through profit or loss. The difference between acquisition cost and fair value is accounted for as finance income (loss).

8.	Non-current Assets Held for Sale

A disposal contract for the Company’s ownership interests in SK Fans Co., Ltd., an associate, has been entered and investment in the associate was reclassified to non-current assets held for sale.

Non-current assets held for sale as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Investments in subsidiaries:
SKY Property Mgmt. Ltd.(*1)	￦	—	119,194
Investments in associates:
TR Entertainment(*2)		2,611	—
SK Fans Co., Ltd.(*3)		1,055	2,143

	￦	3,666	121,337

(*1)	For the year ended December 31, 2013, the Company disposed its ownership interests of 27% in SKY Property Mgmt. Ltd., a subsidiary, to SK Innovation Co., Ltd., a related party and recognized ￦71,200 million of disposal gain.
(*2)	For the year ended December 31, 2013, the Company entered into a disposal contract for ownership interests in TR Entertainment, and recognized the difference between contractual disposal price and carrying amount as impairment loss and classified to non-current assets held for sale.
(*3)	For the year ended December 31, 2013, contract changes for SK Fans Co., Ltd. has been made and the Company recognized the difference between the changes and the existing contractual amount as impairment loss.

The assets classified as held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

9.	Investments in Subsidiaries and Associates

(1)	Investments in subsidiaries and associates as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Investments in subsidiaries	￦	3,453,988	3,315,205
Investments in associates		4,556,133	4,600,342

	￦	8,010,121	7,915,547

9.	Investments in Subsidiaries and Associates, Continued

(2)	Details of investments in subsidiaries as of December 31, 2013 and 2012 are as follows:

(In millions of won)	December 31, 2013				December 31, 2012
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.	1,082,272	83.5	￦	144,740	144,740
SK Broadband Co., Ltd.	149,638,354	50.6		1,242,247	1,242,247
PS&Marketing Corporation	46,000,000	100.0		213,934	213,934
Service Ace Co., Ltd.	4,385,400	100.0		21,927	21,927
Service Top Co., Ltd.	2,856,200	100.0		14,281	14,281
Network O&S Co., Ltd.	3,000,000	100.0		15,000	15,000
SK Planet Co., Ltd.(*1)	72,927,317	100.0		1,538,020	1,234,884
SK Telecom China Holdings Co., Ltd.	—	100.0		29,116	29,116
SKY Property Mgmt. Ltd.(*2)	—	—		—	264,850
SKT Vietnam PTE. Ltd.(*3)	180,476,700	73.3		2,364	26,264
SKT Americas, Inc.	122	100.0		76,764	72,786
YTK Investment Ltd.	—	100.0		69,464	69,464
Atlas Investment	—	100.0		60,347	59,122
SK Global Healthcare Business Group Ltd.	—	100.0		25,784	25,784

Sub Total				3,453,988	3,434,399

Non-current assets held for sale(*2)				—	(119,194)

			￦	3,453,988	3,315,205

(*1)	The Company acquired additional 50% shares of SK Marketing & Company Co., Ltd., an associate, from SK Innovation Co., Ltd., a related party, and transferred its 100% shares of SK Marketing & Company Co., Ltd. to SK Planet Co., Ltd., and received 12,927,317 of new shares of SK Planet Co., Ltd. as a consideration. The additional interest in SK Planet Co., Ltd. is measured at the carrying value of the Company’s investments in SK Marketing & Company Co., Ltd. at the date of transaction.
(*2)	The Company disposed its ownership interests of 27% in SKY Property Mgmt. Ltd., a subsidiary, to SK Innovation Co., Ltd., a related party and reclassified carrying value of the ownership interests of ￦145,656 million to investments in associates as the Company has less than 50% of the ownership interests.
(*3)	The Company recognized the difference between recoverable amount and carrying amount of ￦23,900 million as impairment loss in relation to the ownership interests in SKT Vietnam PTE.Ltd., a subsidiary.

9.	Investments in Subsidiaries and Associates, Continued

(3)	Details of investments in associates as of December 31, 2013 and 2012 are as follows:

(In millions of won)	December 31, 2013			December 31, 2012
	Number of shares	Ownership percentage (%)	Carrying amount	Carrying amount
SK Marketing & Company Co., Ltd.(*1)	—	—	—	112,531
SK China Company Ltd.(*2)	720,000	9.6	47,830	47,830
HappyNarae Co., Ltd.	680,000	42.5	12,250	12,250
Korea IT Fund(*3)	190	63.3	220,957	220,957
Wave City Development Co., Ltd.(*2)	382,000	19.1	1,532	1,532
HanaSK Card Co., Ltd.	57,647,058	49.0	400,000	400,000
Daehan Kanggun BcN Co., Ltd.	1,675,126	29.0	8,340	8,340
NanoEnTek, Inc.(*2)	1,807,130	9.2	11,000	11,000
TR Entertainment(*4,5)	—	—	—	7,560
SK Industrial Development China Co., Ltd.	72,952,360	21.0	83,691	83,691
Packet One Network(*5)	1,153,902	27.0	60,706	140,139
SK Technology Innovation Company	9,800	49.0	85,873	85,873
Lightsquared Inc.(*2,5)	3,387,916	3.3	—	—
SK hynix Inc.(*6)	146,100,000	20.6	3,374,725	3,374,725
SK MENA Investment B.V.	9,772,686	32.1	14,485	14,485
SK Latin America Investment S.A.	9,448,937	32.1	14,243	14,243
SKY Property Mgmt. Ltd.	12,639	33.0	145,656	—
SK Wyverns Baseball Club Co., Ltd. and others	—	—	74,845	65,186

			4,556,133	4,600,342

(*1)	Increased by ￦190,606 million as the Company acquired 50% shares from SK Innovation Co., Ltd., a related party, during the year ended December 31, 2013, and the entire ownership interests has been provided to SK Planet Co., Ltd. as a consideration for the investment in kind.
(*2)	Classified as investments in associates because the Company can exercise significant influence over the associate through participation on the associate’s board of directors.
(*3)	Classified as an investment in associate because the Company has less than 50% of the voting rights of the board of directors.
(*4)	Classified as non-current assets held for sale as disposal contract has been entered during the year ended December 31, 2013.
(*5)	Recognized the difference between recoverable amount and carrying amount for the year ended December 31, 2013, as impairment loss.
(*6)	The Company’s ownership interests in SK hynix Inc. decreased as investors of convertible bonds issued by SK hynix Inc. exercised their conversion rights during the year ended December 31, 2013.

9.	Investments in Subsidiaries and Associates, Continued

(4)	The market price of investments in listed subsidiaries as of December 31, 2013 and 2012 are as follows:

(In millions of won, except for share data)
	December 31, 2013				December 31, 2012
	Market value per share (In won)		Number of shares	Market price	Market value per share (In won)	Number of shares	Market price
SK Broadband Co., Ltd.	￦	4,375	149,638,354	654,668	4,665	149,638,354	698,063

10.	Property and Equipment

(1)	Property and equipment as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013
	Acquisition cost		Accumulated depreciation	Carrying amount
Land	￦	416,991	—	416,991
Buildings		1,015,619	(430,244)	585,375
Structures		714,814	(351,721)	363,093
Machinery		18,807,106	(13,862,018)	4,945,088
Other		1,223,845	(751,013)	472,832
Construction in progress		676,607	—	676,607

	￦	22,854,982	(15,394,996)	7,459,986

(In millions of won)
	December 31, 2012
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	￦	395,968	—	—	395,968
Buildings		1,004,058	(396,085)	—	607,973
Structures		681,748	(318,384)	—	363,364
Machinery		17,285,731	(12,740,389)	(12,531)	4,532,811
Other		1,430,451	(851,003)	—	579,448
Construction in progress		639,526	—	—	639,526

	￦	21,437,482	(14,305,861)	(12,531)	7,119,090

10.	Property and Equipment, Continued

(2)	Changes in property and equipment for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013
	Beginning balance		Acquisition (*1)	Disposal	Transfer	Depreciation	Ending balance
Land	￦	395,968	6,865	(21)	14,179	—	416,991
Buildings		607,973	729	(139)	11,045	(34,233)	585,375
Structures		363,364	17,779	(18)	15,315	(33,347)	363,093
Machinery		4,532,811	205,190	(6,250)	1,735,502	(1,522,165)	4,945,088
Other		579,448	1,162,131	(3,491)	(1,157,528)	(107,728)	472,832
Construction in progress		639,526	841,444	(25,105)	(779,258)	—	676,607

	￦	7,119,090	2,234,138	(35,024)	(160,745)	(1,697,473)	7,459,986

(In millions of won)
	2012
	Beginning balance		Acquisition (*1)	Disposal	Transfer	Depreciation	Impairment loss(*2)	Ending balance
Land	￦	409,696	1,499	(28,642)	13,415	—	—	395,968
Buildings		676,095	1,369	(37,618)	5,926	(37,799)	—	607,973
Structures		300,995	65,541	(81)	30,632	(33,723)	—	363,364
Machinery		3,581,275	233,841	(13,749)	2,047,902	(1,303,927)	(12,531)	4,532,811
Other		640,317	1,478,701	(3,463)	(1,439,656)	(96,451)	—	579,448
Construction in progress		651,791	1,103,944	(810)	(1,115,399)	—	—	639,526

	￦	6,260,169	2,884,895	(84,363)	(457,180)	(1,471,900)	(12,531)	7,119,090

(*1)	Acquisition for the years ended December 31, 2012 includes assets transferred of ￦1,265 million in relation to the transfer of Imagine business from SK Planet Co., Ltd.
(*2)	The Company recognized impairment loss on property and equipment of ￦12,531 million in relation to the Digital Multimedia Broadcasting service.

11.	Goodwill

Goodwill as of December 31, 2013 and 2012 is as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Goodwill related to acquisition of Shinsegi Telecom, Inc.	￦	1,306,236	1,306,236

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 6.5% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 2.0% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Company’s long-term wireless business growth. Management of the Company does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

12.	Intangible Assets

(1)	Intangible assets as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013
	Acquisition cost		Accumulated depreciation	Carrying amount
Frequency use rights	￦	3,033,879	(1,369,308)	1,664,571
Land use rights		34,755	(25,003)	9,752
Industrial rights		32,860	(23,747)	9,113
Development costs		101,957	(101,957)	—
Facility usage rights		43,461	(27,306)	16,155
Memberships(*1)		82,815	—	82,815
Other(*2)		1,702,751	(1,245,990)	456,761

	￦	5,032,478	(2,793,311)	2,239,167

(In millions of won)
	2012
	Acquisition cost		Accumulated depreciation	Accumulated impairment	Carrying amount
Frequency use rights	￦	2,837,385	(1,140,610)	(2,907)	1,693,868
Land use rights		31,284	(21,469)	—	9,815
Industrial rights		31,846	(22,077)	—	9,769
Development costs		125,477	(124,812)	—	665
Facility usage rights		41,806	(25,020)	—	16,786
Memberships(*1)		81,518	—	—	81,518
Other(*2)		1,522,516	(1,147,065)	—	375,451

	￦	4,671,832	(2,481,053)	(2,907)	2,187,872

12.	Intangible Assets, Continued

(*1)	Memberships are classified as intangible assets with indefinite useful life and are not amortized.
(*2)	Other intangible assets consist of computer software and usage rights to a research facility which the Company built and donated to a university which in turn the Company is given rights-to-use for a definite number of years.

(2)	Details of changes in intangible assets for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency use rights(*)	￦	1,693,868	1,046,833	(814,213)	—	(261,917)	1,664,571
Land use rights		9,815	4,275	(50)	—	(4,287)	9,753
Industrial rights		9,769	1,910	(74)	—	(2,492)	9,113
Development costs		665	—	—	—	(665)	—
Facility usage rights		16,786	1,930	(75)	9	(2,495)	16,155
Memberships		81,518	2,131	(834)	—	—	82,815
Other		375,451	53,599	(185)	174,086	(146,191)	456,760

	￦	2,187,872	1,110,678	(815,431)	174,095	(418,047)	2,239,167

(*)	The Company newly acquired 1.8GHz frequency use rights through auction during the year ended December 31, 2013 and provided the existing 1.8GHz frequency use rights as partial consideration in connection with the new acquisition. The Company recognized ￦199,613 million of loss on disposal of property and equipment and intangible assets with regard to this transaction.

(In millions of won)
	2012
	Beginning balance		Acquisition(*1)	Disposal	Transfer	Amortization	Impairment loss(*2)	Ending balance
Frequency use rights	￦	1,889,102	16,659	—	—	(208,986)	(2,907)	1,693,868
Land use rights		12,739	2,080	(80)	—	(4,924)	—	9,815
Industrial rights		8,328	4,252	—	—	(2,811)	—	9,769
Development costs		1,186	—	—	931	(1,452)	—	665
Facility usage rights		15,058	3,997	(121)	108	(2,256)	—	16,786
Memberships		80,607	2,318	(1,407)	—	—	—	81,518
Other		357,775	51,230	(1,430)	109,061	(141,185)	—	375,451

	￦	2,364,795	80,536	(3,038)	110,100	(361,614)	(2,907)	2,187,872

(*1)	Acquisition for the year ended December 31, 2012 includes assets transferred of ￦200 million in relation to the transfer of Imagine business from SK Planet Co., Ltd.
(*2)	The Company recognized impairment loss on intangible assets of ￦2,907 million in relation to the frequency use rights of the discontinued Digital Multimedia Broadcasting service.

12.	Intangible Assets, Continued

(3)	Research and development expenditure recognized as expense for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012
Research and development costs expensed as incurred	￦	231,767	213,162

(4)	The carrying amount and residual useful lives of frequency usage rights as of December 31, 2013 are as follows, all of which are depreciated on a straight-line basis:

(In millions of won)
	Amount		Description	Commencement of depreciation	Completion of depreciation
W-CDMA license	￦	294,245	Frequency use rights relating to W-CDMA service	Dec. 2003	Dec. 2016
W-CDMA license		48,933	Frequency use rights relating to W-CDMA service	Oct. 2010	Dec. 2016
800MHz license		304,080	Frequency use rights relating to CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		1,004,960	Frequency use rights relating to LTE service	Sep. 2013	Dec. 2021
WiBro license		12,353	WiBro service	Mar. 2012	Mar. 2019

	￦	1,664,571

13.	Borrowings and Debentures

(1)	Short-term borrowings as of December 31, 2013 and 2012 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	December 31, 2013		December 31, 2012
Woori Bank	4.20	Jan. 10, 2013	￦	—	100,000
Kookmin Bank	3.98	Jan. 10, 2013		—	100,000
	3.48	Jan. 3, 2014		60,000	—
CP	2.98	Jan. 14, 2013		—	60,000
	3.05	Jan. 25, 2013		—	20,000
	3.10	Jan. 29, 2013		—	50,000
	3.09	Jan. 3, 2014		100,000	—
	3.09	Jan. 6, 2014		100,000	—

			￦	260,000	330,000

(2)	Long-term borrowings as of December 31, 2013 and 2012 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	December 31, 2013		December 31, 2012
Bank of Communications	6M Libor + 0.29	Oct. 10, 2013	￦	—	(USD	32,133 30,000)
Bank of China	6M Libor + 0.29	Oct. 10, 2013		—	(USD	21,422 20,000)
DBS Bank	6M Libor + 0.29	Oct. 10, 2013		—	(USD	26,778 25,000)
SMBC	6M Libor + 0.29	Oct. 10, 2013		—	(USD	26,778 25,000)
Kookmin Bank and 13 others	4.48	Feb. 14, 2015		—		350,000
Export Kreditnamnden(*)	1.70	Apr. 29, 2022		99,975 (USD 94,736)		—

				99,975		457,111
Less present value discount on long-term borrowings				(3,287)		(1,668)

				96,688		455,443
Less current portion of bonds				(11,563)		(107,110)

			￦	85,125		348,333

(*)	For the year ended December 31, 2013, the Company obtained long-term borrowings from Export Kreditnamnden, an export credit agency. The long-term borrowings are redeemed by installment on an annual basis from 2014 to 2022.

13.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2013 and 2012 are as follows:

(In millions of won, thousands of U.S. dollars, and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2013		December 31, 2012
Unsecured private bonds	Refinancing fund	2016	5.00	￦	200,000	200,000
Unsecured private bonds		2013	4.00		—	200,000
Unsecured private bonds		2014	5.00		200,000	200,000
Unsecured private bonds	Other fund	2015	5.00		200,000	200,000
Unsecured private bonds		2018	5.00		200,000	200,000
Unsecured private bonds		2013	6.92		—	250,000
Unsecured private bonds		2016	5.54		40,000	40,000
Unsecured private bonds		2016	5.92		230,000	230,000
Unsecured private bonds	Operating fund	2016	3.95		110,000	110,000
Unsecured private bonds		2021	4.22		190,000	190,000
Unsecured private bonds	Operating and refinancing fund	2019	3.24		170,000	170,000
Unsecured private bonds		2022	3.30		140,000	140,000
Unsecured private bonds		2032	3.45		90,000	90,000
Unsecured private bonds	Operating fund	2023	3.03		230,000	—
Unsecured private bonds		2023	3.22		130,000	—
Foreign global bonds		2027	6.63		422,120	428,440
					(USD 400,000)	(USD 400,000)
Exchangeable bonds (*3,4)	Refinancing fund	2014	1.75		96,147	405,678
					(USD 91,109)	(USD 332,528)
Floating rate notes (*1)	Operating fund	2014	3M Libor + 1.60		263,825	267,775
					(USD 250,000)	(USD 250,000)
Floating rate notes (*2)		2014	SOR rate + 1.20		54,129	56,906
					(SGD 65,000)	(SGD 65,000)
Swiss unsecured private bonds		2017	1.75		356,601	351,930
					(CHF 300,000)	(CHF 300,000)
Foreign global bonds		2018	2.13		738,710	749,770
					(USD 700,000)	(USD 700,000)
Australian unsecured private bonds		2017	4.75		281,988	—
					(AUD 300,000)	—
Floating rate notes (*1)		2020	3M Libor + 0.88		316,590	—
					(USD 300,000)	—

					4,660,110	4,480,499
Less discounts on bonds					(34,193)	(40,392)

					4,625,917	4,440,107
Less current portion of bonds					(611,140)	(447,996)

				￦	4,014,777	3,992,111

(*1)	As of December 31, 2013, 3M Libor rate is 0.24%.
(*2)	As of December 31, 2013, SOR rate is 0.21%.

13.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2013 and 2012 are as follows: Continued

(*3)	As of December 31, 2013, exchangeable bonds are classified as financial liabilities at fair value through profit or loss.
(*4)	On April 7, 2009, the Company issued exchangeable bonds with a maturity of five years in the principal amount of USD 332,528,000 for USD 326,397,463 with a coupon rate of 1.75%.

The Company may redeem the principal amount after three years from the issuance date if the market price exceeds 130% of the exchange price during a predetermined period. The exchange right may be exercised during the period from May 18, 2009 to March 24, 2014.

Exchanges of notes for common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Company’s voting stock. If such 49% ownership limitation is violated due to the exercise of exchange rights, the Company will pay the bond holder a cash settlement which will be determined at the average price of one day after a holder exercises its exchange right or the weighted average price for the following five or twenty business days. Unless either previously redeemed or exchanged, the notes are redeemable at 100% of the principal amount at maturity.

In accordance with a resolution of the general shareholder’s meeting on March 22, 2013 and a resolution of the Board of Directors’ meeting on July 25, 2013, the exchange price has changed from ￦197,760 to ￦189,121.

During 2013, the accumulated principal amount that was claimed for exchange is USD 268,977,000. For the year ended December 31, 2013, exchange of bonds in the principal amount of USD 170,223,000 was claimed and the Company granted 1,241,337 shares of treasury stock. The exchange of bonds in the principal amount of USD 98,754,000 was additionally claimed and cash was paid due to the limitation on foreign ownership under Article 6 of the Telecommunications Business Act. In addition, bonds in the principal amount of USD 6,505,000 were redeemed at par value due to the exercise of the Controlling Company’s early redemption rights.

As of December 31, 2013, exchange for the entire bonds in the principal amount of USD 57,046,000 was claimed and will be redeemed by cash during 2014. The Company recognized ￦134,232 million of financial costs in relation to the exchangeable bonds for the year ended December 31, 2013.

As of December 31, 2013, fair value of the exchangeable bonds is USD 91,108,508 and the exchange price is ￦189,121. The exchange price could be adjusted with the exchange rate of ￦1,383.40 per USD 1.

14.	Long-term Payables - Other

(1)	As of December 31, 2013 and 2012, long-term payables - other consist of payables related to the acquisition of W-CDMA licenses for 2.1GHz, 800MHZ, 2.3GHz and 1.8GHz frequencies as follows (Refer to note 12):

(In millions of won)
	Period of repayment	Coupon rate(*1)	Annual effective interest rate(*2)	September 30, 2013		December 31, 2012
2.1GHz	2012~2014	3.58%	5.89%	￦	17,533	35,067
800MHz	2013~2015	3.51%	5.69%		138,833	208,250
2.3GHz	2014~2016	3.00%	5.80%		8,650	8,650
1.8GHz	2012~2021	2.43~3.00%	4.84~5.25%		942,675	671,625

					1,107,691	923,592
Present value discount on long-term payables - other					(72,170)	(60,021)

					1,035,521	863,571
Less current portion of long-term payables – other					(207,668)	(161,575)
Current portion of present value discount on long-term payables – other					868	3,609

Carrying amount at December 31, 2013				￦	828,721	705,605

(*1)	The Company applied an annual interest rate equal to the previous year average lending rate of public funds financing account less 1%.
(*2)	The Company estimated the discount rate based on its credit ratings and corporate bond yield rate as there is no market interest rate available for long-term accounts payables-other.

(2)	The repayment schedule of long-term payables - other as of December 31, 2013 is as follows:

(In millions of won)	Amount
2014	￦	207,668
2015		190,134
2016		120,718
2017 and thereafter		589,171

	￦	1,107,691

15.	Provisions

Change in provisions for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)	For the year ended December 31, 2013						As of December 31, 2013
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non- current
Provision for handset subsidy(*1)	￦	353,383	9,416	(308,876)	—	53,923	53,334	589
Provision for restoration(*2)		32,791	3,761	(406)	(3,973)	32,173	13,225	18,948

	￦	386,174	13,177	(309,282)	(3,973)	86,096	66,559	19,537

(In millions of won)	For the year ended December 31, 2012						As of December 31, 2012
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non- current
Provision for handset subsidy	￦	762,238	272,869	(677,286)	(4,438)	353,383	279,977	73,406
Provision for restoration		28,623	4,508	(282)	(58)	32,791	6,842	25,949

	￦	790,861	277,377	(677,568)	(4,496)	386,174	286,819	99,355

(*1)	The Company recognizes a provision for handset subsidies given to the subscribers who purchase handsets on an installment basis.
(*2)	In the course of the Company’s activities, base station and other assets are utilized on leased premises which are expected to have costs associated with restoring the location where these assets are situated upon ceasing their use on those premises. The associated cash outflows, which are long-term in nature, are generally expected to occur at the dates of exit of the assets to which they relate. These restoration costs are calculated on the basis of the identified costs for the current financial year, extrapolated into the future based on management’s best estimates of future trends in prices, inflation, and other factors, and are discounted to present value at a risk-adjusted rate specifically applicable to the liability. Forecasts of estimated future provisions are revised in light of future changes in business conditions or technological requirements. The Company records these restoration costs as property and equipments and subsequently allocates them to expense using a systematic and rational method over the asset’s useful life, and records the accretion of the liability as a charge to finance costs.

(2)	The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period.

Key assumptions
Provision for handset subsidy	estimation based on historical service retention period data
Provision for restoration	estimation based on inflation assuming demolition of the relevant assets after six years

16.	Defined Benefit Liabilities

(1)	Details of defined benefit liabilities as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Present value of defined benefit obligations	￦	154,460	133,098
Fair value of plan assets		(131,574)	(98,147)

	￦	22,886	34,951

(2)	Principal actuarial assumptions as of December 31, 2013 and 2012 are as follows:

	December 31, 2013	December 31, 2012
Discount rate for defined benefit obligations	3.96%	3.56%
Expected rate of salary increase	4.32%	5.20%

Discount rate for defined benefit obligation is determined based on the Company’s credit ratings and yield rate of corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Company’s historical promotion index, inflation rate and salary increase ratio in accordance with salary agreement.

(3)	Changes in defined benefit obligations for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)	For the year ended December 31
	2013		2012
Beginning balance	￦	133,098	95,359
Current service cost		33,920	29,605
Interest cost		4,977	4,663
Remeasurement
- Demographic assumption		(981)	—
- Financial assumption		(9,099)	4,403
- Adjustment based on experience		3,837	10,572
Benefit paid		(15,566)	(12,965)
Others(*)		4,274	1,461

Ending balance	￦	154,460	133,098

(*)	Others for the year ended December 31, 2013 include transfer to construction in progress and succession of liabilities in relation to employees transferred from affiliates. Others for the year ended December 31, 2012 include transfer to construction in progress and transfer from SK Planet Co., Ltd. in relation to the transfer of Imagine Business.

16.	Defined Benefit Liabilities, Continued

(4)	Changes in plan assets for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Beginning balance	￦	98,147	68,619
Interest income		3,535	2,464
Actuarial gain		1,578	677
Contributions to the plan		34,000	29,000
Benefit paid		(5,748)	(2,802)
Others(*)		62	189

Ending balance	￦	131,574	98,147

(*)	Others for the year ended December 31, 2013 include changes from transfer from affiliates. Others for the year ended December 31, 2012 include transfer from SK Planet Co., Ltd. in relation to the transfer of Imaging business.

The Company expects to make a contribution of ￦24,672 million to the defined benefit plans during the next financial year.

(5)	Expenses recognized in profit and loss (included in labor cost in the accompanying consolidated statements of income) and capitalized into construction-in-progress for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Current service cost	￦	33,920	29,605
Interest cost		4,977	4,663
Interest income		(3,535)	(2,464)

	￦	35,362	31,804

The above costs are recognized in labor cost, research and development, or capitalized into construction-in-progress.

(6)	Details of plan assets as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Equity instruments	￦	405	55
Debt instruments		33,320	24,199
Short-term financial instruments, etc.		97,849	73,893

	￦	131,574	98,147

Actual return on plan assets for the years ended December 31, 2013 and 2012 amounted to ￦5,113 million and ￦3,141 million, respectively.

16.	Defined Benefit Liabilities, Continued

(7)	As of December 31, 2013, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)
	Increase		Decrease
Discount rate (if changed by 1%)	￦	(11,119)	11,923
Expected salary increase rate		12,061	(11,342)

The sensitivity analysis does not consider dispersion of all cashflows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

Weighted average durations of defined benefit obligations as of December 31, 2013 and 2012 are 8.49 years and 8.44 years, respectively.

17.	Derivative Instruments

(1)	Currency swap contracts under cash flow hedge accounting as of December 31, 2013 are as follows:

(In thousands of foreign currencies)
Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Currency swap	Morgan Stanley and five other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Dec. 15, 2011	Floating-to-fixed cross currency interest rate swap (Singapore dollar denominated bonds face value of SGD 65,000)	Foreign currency risk and the interest rate risk	Currency interest rate swap	United Overseas Bank	Dec. 15, 2011 ~ Dec. 12, 2014
Dec. 15, 2011	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 250,000)	Foreign currency risk and the interest rate risk	Currency interest rate swap	DBS Bank and Citi Bank	Dec. 15, 2011 ~ Dec. 12, 2014
Jun. 12, 2012	Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)	Foreign currency risk	Currency swap	Citibank and five other banks	Jun. 12, 2012 ~ Jun. 12, 2017
Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)	Foreign currency risk	Currency swap	Barclays and nine other banks	Nov. 1, 2012 ~ May. 1, 2018
Jan. 17, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000)	Foreign currency risk	Currency swap	BNP Paribas and three other banks	Jan. 17, 2013 ~ Nov. 17, 2017
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and the interest rate risk	Currency interest rate swap	DBS Bank	Mar. 7, 2013 ~ Mar. 7, 2020
Dec. 16, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of USD 94,736)	Foreign currency risk	Currency swap	Deutsche bank	Dec. 16, 2013 ~ Apr. 29, 2022

17.	Derivative Instruments, Continued

(2)	As of December 31, 2013, fair values of the above derivatives recorded in assets or liabilities and details of derivative instruments are as follows:

(In millions of won, thousands of foreign currencies)
	Fair value
Hedged item	Accumulated gain (loss) on valuation of derivatives		Tax effect	Accumulated foreign currency translation gain (loss)	Others(*)	Fair value
Non-current assets:
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	￦	(42,772)	(13,656)	(34,853)	129,806		38,525
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)		8,822	2,816	(8,451)	—		3,187

Total assets						￦	41,712

Current liabilities:
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 250,000)	￦	5,871	1,875	(25,602)	—		(17,856)
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of SGD 65,000)		7	2	(3,323)	—		(3,314)

							(21,170)

Non-current liabilities:
Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)		(5,275)	(1,684)	(6,902)	—		(13,861)
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)		(8,400)	(2,682)	(24,435)	—		(35,517)
Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000)		4,262	1,361	(53,295)	—		(47,672)
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 94,736)		(2,548)	(813)	201	—		(3,160)

Total liabilities						￦	(100,210)

(*)	Cash flow hedge accounting has been applied to the relevant contract from May 12, 2010. Others represent gain on valuation of currency swap incurred prior to the application of hedge accounting and was recognized through profit or loss prior to the year ended December 31, 2012.

18.	Share Capital and Capital Surplus (Deficit) and Other Capital Adjustments

The Company’s outstanding share capital consists entirely of common stock with a par value of ￦500. The number of authorized, issued and outstanding common shares and capital surplus (deficit) and other capital adjustments as of December 31, 2013 and 2012 are as follows:

(In millions of won, except for share data)
	December 31, 2013		December 31, 2012
Authorized shares		220,000,000	220,000,000
Issued shares(*)		80,745,711	80,745,711
Share capital
Common stock	￦	44,639	44,639
Capital surplus (deficit) and other capital adjustments:
Paid-in surplus		2,915,887	2,915,887
Treasury stock		(2,139,683)	(2,410,451)
Loss on disposal of treasury stock		(18,087)	(18,855)
Hybrid bond (note 20)		398,518	—
Others		(722,741)	(722,741)

	￦	433,894	(236,160)

(*)	During the years ended December 31, 2003, 2006 and 2009, the Company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, of treasury stock which reduced its retained earnings before appropriation in accordance with the Korean Commercial Law. As a result, the Company’s outstanding shares have decreased without change in the share capital.

Changes in number of shares outstanding for the years ended December 31, 2013 and 2012 are as follows:

(In shares)	2013			2012
	Issued shares	Treasury stock	Outstanding shares	Issued shares	Treasury stock	Outstanding shares
Beginning issued shares	80,745,711	11,050,712	69,694,999	80,745,711	11,050,712	69,694,999
Disposal of treasury stock	—	(1,241,337)	1,241,337	—	—	—

Ending issued shares	80,745,711	9,809,375	70,936,336	80,745,711	11,050,712	69,694,999

19.	Treasury Stock

The Company acquired treasury stock to provide stock dividends, issue new stocks, merge with Shinsegi Telecom, Inc. and SK IMT Co, Ltd., increase shareholder value and to stabilize its stock prices when needed. Treasury stock as of December 31, 2013 and 2012 are as follows:

(In millions of won, shares)
	December 31, 2013		December 31, 2012
Number of shares		9,809,375	11,050,712
Amount	￦	2,139,683	2,410,451

The Company granted 1,241,337 shares of treasury stock (acquisition cost: ￦270,768 million) due to the exchange claim by the holders of exchangeable bonds from May 14, 2013 to October 24, 2013.

20.	Hybrid Bond

Hybrid bond classified as equity as of December 31, 2013 is as follows:

(In millions of won)
	Type	Issuance date	Maturity	Annual interest rate (%)		Amount
Private hybrid bond	Blank coupon unguaranteed subordinated bond	June 7, 2013	June 7, 2073(*1)	4.21	(*2)	￦	400,000
Issuance costs							(1,482)

						￦	398,518

Hybrid bond issued by the Company is classified as equity as there is no contractual obligation for delivery of financial assets to the underwriter.

(*1)	The Company is able to extend the maturity under the same issuance terms without any notice or announcement.
(*2)	Annual interest rate is adjusted after five years from the issuance date.

21.	Retained Earnings

(1)	Retained earnings as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Appropriated:
Legal reserve	￦	22,320	22,320
Reserve for research & manpower development		155,767	220,000
Reserve for business expansion		9,376,138	9,106,138
Reserve for technology development		2,271,300	1,901,300

		11,825,525	11,249,758
Unappropriated		840,174	1,164,223

	￦	12,665,699	12,413,981

(2)	Legal reserve

The Korean Commercial Code requires the Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

(3)	Reserve for research & manpower development

The reserve for research and manpower development was appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditures for tax purposes. These reserves will be reversed from appropriated and retained earnings in accordance with the relevant tax laws. Such reversal will be included in taxable income in the year of reversal.

22.	Statements of Appropriation of Retained Earnings

Details of appropriations of retained earnings for the years ended December 31, 2013 and 2012 are as follows:

Date of appropriation for 2013: March 21, 2014

Date of appropriation for 2012: March 22, 2013

(In millions of won)
	2013		2012
Unappropriated retained earnings:
Unappropriated retained earnings	￦	3,018	1,989
Remeasurement of defined benefit obligations		5,927	(10,838)
Interim dividends - ￦1,000 per share, 200% on par value		(70,508)	(69,695)
Interest on hybrid bond		(8,420)	—
Profit		910,157	1,242,767

		840,174	1,164,223

Transfer from voluntary reserves:
Reserve for research and manpower development		64,233	64,233

Appropriation of retained earnings:
Reserve for research and manpower development		60,000	—
Reserve for business expansion		100,000	270,000
Reserve for technology development		145,000	370,000
Cash dividends – ￦8,400 per share, 1,680% on par value		595,865	585,438

		900,865	1,225,438

Unappropriated retained earnings to be carried over to subsequent year	￦	3,542	3,018

23.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Unrealized fair value of available-for-sale financial assets	￦	211,209	206,414
Unrealized fair value of derivatives		(40,033)	(51,826)

	￦	171,176	154,588

(2)	Changes in reserves for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)	2013
	Net change in unrealized fair value of available-for-sale financial assets		Net change in unrealized fair value of derivatives	Total
Balance at January 1, 2013		206,414	(51,826)	154,588
Changes		6,326	15,058	21,384
Tax effect		(1,531)	(3,265)	(4,796)

Balance at December 31, 2013	￦	211,209	(40,033)	171,176

(In millions of won)	2012
	Net change in unrealized fair value of available-for-sale financial assets		Net change in unrealized fair value of derivatives	Total
Balance at January 1, 2012		352,617	(32,123)	320,494
Changes		(192,879)	(24,266)	(217,145)
Tax effect		46,676	4,563	51,239

Balance at December 31, 2012	￦	206,414	(51,826)	154,588

23.	Reserves, Continued

(3)	Details of change in fair value of available-for-sale financial assets for the years ended December 31, 2013 and 2012 are as follows

(In millions of won)	2013
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2013	￦	272,314	(65,900)	206,414
Amount recognized as other comprehensive income during the year		6,326	(1,531)	4,795
Amount reclassified through profit or loss		—	—	—

Balance at December 31, 2013	￦	278,640	(67,431)	211,209

(In millions of won)	2012
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2012	￦	465,193	(112,576)	352,617
Amount recognized as other comprehensive income during the year		(37,609)	9,101	(28,508)
Amount reclassified through profit or loss		(155,270)	37,575	(117,695)

Balance at December 31, 2012	￦	272,314	(65,900)	206,414

(4)	Details of change in valuation of derivatives for the years ended December 31, 2013 and 2012 are as follows.

(In millions of won)	2013
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2013	￦	(67,871)	16,045	(51,826)
Amount recognized as other comprehensive income during the year		12,404	(3,002)	9,402
Amount reclassified through profit or loss		2,654	(263)	2,391

Balance at December 31, 2013	￦	(52,813)	12,780	(40,033)

(In millions of won)	2012
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2012	￦	(43,606)	11,483	(32,123)
Amount recognized as other comprehensive income during the year		(19,827)	4,798	(15,029)
Amount reclassified through profit or loss		(4,438)	(236)	(4,674)

Balance at December 31, 2012	￦	(67,871)	16,045	(51,826)

24.	Other Operating Expenses

Details of other operating expenses for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)	2013		2012

Other Operating Expenses:
Communication expenses	￦	49,789	59,398
Utilities		168,073	147,442
Taxes and dues(*)		19,184	81,145
Repair		191,489	185,588
Research and development		231,767	213,162
Training		27,847	29,295
Bad debt for accounts receivables - trade		32,051	22,502
Reversal of allowance for doubtful accounts		—	(4,846)
Other		48,743	49,675

	￦	768,943	783,361

(*)	Penalties in taxes and dues until the year ended December 31, 2012 were included in taxes and dues until the year ended December 31, 2012 while penalties were included in others (other non-operating expense) starting from the year ended December 31, 2013.

25.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)	2013		2012

Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	￦	1,869	142,988
Others(*1)		45,749	18,768

	￦	47,618	161,756

Other Non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	￦	233,611	9,628
Impairment loss on property and equipment, and intangible assets		—	15,438
Donations		59,820	77,357
Bad debt for accounts receivable – other		20,784	21,845
Others(*2)		103,037	9,379

	￦	417,252	133,647

(*1)	Primarily comprised of VAT adjustments and compensation for typhoon damage.
(*2)	Primarily comprised of penalties and legal costs.

26.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)	2013		2012

Finance Income:
Interest income	￦	32,265	52,408
Dividends		20,640	30,568
Gain on foreign currency transactions		9,260	3,341
Gain on foreign currency translations		699	158
Gain on valuation of financial assets at fair value through profit or loss		5,177	—
Gain on disposal of long-term investment securities		5,439	269,352
Gain on settlement of derivatives		7,716	26,103

	￦	81,196	381,930

(In millions of won)
	2013		2012
Finance Costs:
Interest expense	￦	274,190	318,183
Loss on foreign currency transactions		13,607	4,895
Loss on foreign currency translations		662	746
Loss on disposal of long-term investment securities		73	9,136
Loss on settlement of derivatives		—	1,232
Loss on valuation of financial assets at fair value through profit or loss(*2)		—	1,262
Loss relating to financial liabilities at fair value through profit or loss(*1)		134,232	7,793
Other finance costs		—	189,951

	￦	422,764	533,198

(*1)	Loss relating to financial liabilities at fair value through profit or loss for the year ended December 31, 2013 related to exchangeable bonds (face amount of USD 326,397,463) due to the valuation loss from rising stock prices and loss on redemption of debenture upon the exchange claims.
(*2)	See note 26(5).

26.	Finance Income and Costs, Continued

(2)	Details of interest income included in finance income for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Interest income on cash equivalents and deposits	￦	18,677	29,361
Interest income on installment receivables and others		13,588	23,047

	￦	32,265	52,408

(3)	Details of interest expense included in finance costs for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Interest expense on bank overdrafts and borrowings	￦	22,786	107,211
Interest expense on debentures		211,124	167,770
Others		40,280	43,202

	￦	274,190	318,183

26.	Finance Income and Costs, Continued

(4)	Finance income and costs by categories of financial instruments for the years ended December 31, 2013 and 2012 are as follows. Bad debt expenses (reversal of allowance for doubtful accounts) for accounts receivable – trade, loans and receivables are excluded and are explained in note 6.

(i)	Finance income and costs

(In millions of won)
	2013			2012
	Finance income		Finance costs	Finance income	Finance costs
Financial Assets:
Financial asset at fair value through profit or loss	￦	5,177	—	—	1,262
Available-for-sale financial assets		27,061	73	301,925	199,088
Loans and receivables		40,502	14,219	53,791	5,637
Derivative designated as hedging instrument		7,716	—	26,103	1,231

Subtotal		80,456	14,292	381,819	207,218

Financial Liabilities:
Financial liability at fair value through profit or loss		—	134,232	—	7,793
Financial liability valuate as amortised cost		740	274,240	111	318,187

Subtotal		740	408,472	111	325,980

Total	￦	81,196	422,764	381,930	533,198

(ii)	Other comprehensive income

(In millions of won)
	2013		2012
Financial Assets:
Available-for-sale financial assets	￦	4,795	(146,203)
Derivative designated as hedging instrument		12,810	(19,869)

Subtotal		17,605	(166,072)

Financial Liabilities:
Derivative designated as hedging instrument		(1,017)	166

Subtotal		(1,017)	166

Total	￦	16,588	(165,906)

(5)	Details of impairment losses for financial assets for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Available-for-sale financial assets	￦	—	189,951
Bad debt for accounts receivable - trade		32,051	22,502
Bad debt for accounts receivable - other		20,784	21,845

	￦	52,835	234,298

27.	Income Tax Expense

(1)	Income tax expenses for the years ended December 31, 2013 and 2012 consist of the following:

(In millions of won)
	2013		2012
Current tax expense
Current tax payable	￦	173,915	161,010
Adjustments recognized in the period for current tax of prior periods		(24,665)	(68,414)

		149,250	92,596

Deferred tax expense
Changes in net deferred tax assets		168,324	156,657
Tax directly charged to equity		(6,934)	54,699

		161,390	211,356

Income tax for continuing operation	￦	310,640	303,952

(2)	The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2013 and 2012 is attributable to the following:

(In millions of won)
	2013		2012

Income taxes at statutory income tax rate	￦	294,971	373,844
Non-taxable income		(34,067)	(4,716)
Non-deductible expenses		65,717	16,811
Tax credit and tax reduction		(36,290)	(69,515)
Changes in unrealizable deferred taxes		52,346	20,798
Others (Income tax refund, tax effect from statutory tax rate change, etc.)		(32,037)	(33,270)

Income tax for continuing operation	￦	310,640	303,952

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012

Net change in fair value of available-for-sale financial assets	￦	(1,531)	46,676
Gain or loss on valuation of derivatives		(3,265)	4,563
Remeasurement of defined benefit obligations		(1,893)	3,460
Loss on disposal of treasury stock		(245)	—

	￦	(6,934)	54,699

27.	Income Tax Expense, Continued

(4)	Details of changes in deferred tax assets (liabilities) for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)	2013
	Beginning		Deferred tax expense (income)	Directly added to (deducted from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences
Allowance for doubtful accounts	￦	36,945	6,407	—	43,352
Accrued interest income		(1,004)	(371)	—	(1,375)
Available-for-sale financial assets		12,156	(20,350)	(1,531)	(9,725)
Investments in subsidiaries and associates		81,416	3,882	—	85,298
Property and equipment (depreciation)		(235,440)	(73,217)	—	(308,657)
Provisions		85,519	(72,470)	—	13,049
Retirement benefit obligation		9,573	226	(1,893)	7,906
Gain or loss on valuation of derivatives		16,046	—	(3,265)	12,781
Gain or loss on foreign currency translation		19,706	(126)	—	19,580
Tax free reserve for research and manpower development		(31,089)	1,025	—	(30,064)
Goodwill relevant to leased line		68,675	(37,650)	—	31,025
Unearned revenue (activation fees)		97,110	(43,698)	—	53,412
Others		(35,890)	74,952	(245)	38,817

	￦	123,723	(161,390)	(6,934)	(44,601)

27.	Income Tax Expense, Continued

(In millions of won)	2012
	Beginning		Deferred tax expense (income)	Directly added to (deducted from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences
Allowance for doubtful accounts	￦	25,065	11,880	—	36,945
Accrued interest income		(1,277)	273	—	(1,004)
Available-for-sale financial assets		(82,304)	47,784	46,676	12,156
Investments in subsidiaries and associates		61,468	19,948	—	81,416
Property and equipment (depreciation)		(142,651)	(92,789)	—	(235,440)
Provisions		184,462	(98,943)	—	85,519
Retirement benefit obligation		10,729	(4,616)	3,460	9,573
Gain or loss on valuation of derivatives		11,483	—	4,563	16,046
Gain or loss on foreign currency translation		9,268	10,438	—	19,706
Tax free reserve for research and manpower development		(53,240)	22,151	—	(31,089)
Goodwill relevant to leased line		116,287	(47,612)	—	68,675
Unearned revenue (activation fees)		116,512	(19,402)	—	97,110
Others		24,578	(60,468)	—	(35,890)

	￦	280,380	(211,356)	54,699	123,723

(5)	Details of temporary differences not recognized as deferred tax assets in the statements of financial position as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012

Allowance for doubtful accounts	￦	77,405	77,405
Investments in subsidiaries and associates		626,620	410,313
Other temporary differences		51,150	51,150

	￦	755,175	538,868

28.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2013 and 2012 are calculated as follows:

(In millions of won, shares)
	2013		2012
Profit for the period	￦	910,157	1,242,767
Interest on hybrid bond		(8,420)	—

Profit for the period on common shares		901,737	1,242,767
Weighted average number of common shares outstanding		70,247,592	69,694,999

Basic earnings per share (In won)	￦	12,837	17,832

2)	The weighted average number of common shares outstanding for the years ended December 31, 2013 and 2012 are calculated as follows:

(In millions of won, shares)
	2013		2012
Outstanding common shares at January 1	￦	80,745,711	80,745,711
Effect of treasury stock		(10,498,119)	(11,050,712)

Weighted average number of common shares outstanding	￦	70,247,592	69,694,999

(2)	Diluted earnings per share

1)	Diluted earnings per share for the years ended December 31, 2013 and 2012 are calculated as follows:

(In millions of won, shares)	2013(*)		2012
Profit for the period	￦	901,737	1,242,767
Effect of exchangeable bonds		—	10,800

Profit for the period on common shares		901,737	1,253,567
Diluted weighted average number of common shares outstanding		70,247,592	72,021,148

Diluted earnings per share (In won)	￦	12,837	17,406

(*)	The number of common shares outstanding in respect of the exchangeable common shares of exchangeable bonds is excluded from the diluted earnings per share calculation for the year ended December 31, 2013 as the effect of exchangeable bond would have been anti-dilutive (the weighted average number of diluted shares of 688,744); thus, diluted earnings per share for the year ended December 31, 2013 is the same as basic earnings per share.

28.	Earnings per Share, Continued

2)	The weighted average number of common shares outstanding for the years ended December 31, 2013 and 2012 are calculated as follows:

(In millions of won, shares)
	2013		2012
Weighted average number of common shares outstanding	￦	70,247,592	69,694,999
Effect of exchangeable bonds(*)		—	2,326,149

Diluted weighted average number of common shares outstanding	￦	70,247,592	72,021,148

(*)	Effect of exchangeable bonds represents weighted average number of common shares outstanding in respect of the exchangeable common shares of exchangeable bonds, which could be exchanged to treasury stock.

29.	Dividends

(1)	Details of dividends declared

Details of dividend declared for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (In won)	Dividend ratio	Dividends
2013	Cash dividends (Interim)	70,508,482	500	200%	￦	70,508
	Cash dividends (Year-end)	70,936,336	500	1,680%		595,865

					￦	666,373

2012	Cash dividends (Interim)	69,694,999	500	200%	￦	69,695
	Cash dividends (Year-end)	69,694,999	500	1,680%		585,438

					￦	655,133

(2)	Dividends payout ratio

Dividends payout ratios for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
Year	Dividends calculated		Profit	Dividends payout ratio
2013	￦	666,373	910,157	73.22%
2012	￦	655,133	1,242,767	52.72%

(3)	Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2013 and 2012 are as follows:

(In won)
Year	Dividend type	Dividend per share	Closing price at settlement	Dividend yield ratio
2013	Cash dividends	9,400	230,000	4.09%
2012	Cash dividends	9,400	152,500	6.16%

30.	Categories of Financial Instruments

(1)	Financial assets by categories as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	￦	—	—	448,459	—	448,459
Financial instruments		—	—	173,569	—	173,569
Short-term investment securities		—	102,042	—	—	102,042
Long-term investment securities(*1)		20,532	709,171	—	—	729,703
Accounts receivable - trade		—	—	1,513,138	—	1,513,138
Loans and other receivables(*2)		—	—	658,337	—	658,337
Derivative financial assets		—	—	—	41,712	41,712

	￦	20,532	811,213	2,793,503	41,712	3,666,960

(In millions of won)
	December 31, 2012
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	￦	—	—	256,577	—	256,577
Financial instruments		—	—	179,369	—	179,369
Short-term investment securities		—	56,401	—	—	56,401
Long-term investment securities(*1)		15,356	718,537	—	—	733,893
Accounts receivable - trade		—	—	1,407,206	—	1,407,206
Loans and other receivables(*2)		—	—	661,689	—	661,689
Derivative financial assets		—	—	—	61,959	61,959

	￦	15,356	774,938	2,504,841	61,959	3,357,094

(*1)	Long-term investment securities of which the embedded derivative (conversion right option), which should be separated from the main contract, could not be separately measured, were designated as financial assets at fair value through profit or loss.

30.	Categories of Financial Instruments, Continued

(1)	Financial assets by categories as of December 31, 2013 and 2012 are as follows, Continued:

(*2)	Details of loans and other receivables as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Short-term loans	￦	72,198	75,449
Accounts receivable - other		388,475	383,048
Accrued income		5,682	4,147
Long-term loans		39,925	49,672
Guarantee deposits		152,057	149,373

	￦	658,337	661,689

(2)	Financial liabilities by categories as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Derivative financial liabilities	￦	—	—	121,380	121,380
Borrowings		—	356,688	—	356,688
Debentures (*1)		96,147	4,529,770	—	4,625,917
Accounts payable – other and others (*2)		—	3,279,604	—	3,279,604

	￦	96,147	8,166,062	121,380	8,383,589

(In millions of won)
	December 31, 2012
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Derivative financial liabilities	￦	—	—	63,599	63,599
Borrowings		—	785,443	—	785,443
Debentures (*1)		405,678	4,034,429	—	4,440,107
Accounts payable – other and others (*2)		—	3,073,290	—	3,073,290

	￦	405,678	7,893,162	63,599	8,362,439

(*1)	Debentures of which the embedded derivative (conversion right option), which should be separated from the main contract, could not be separately measured, were designated as financial liabilities at fair value through profit or loss.

30.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by categories as of December 31, 2013 and 2012 are as follows, Continued:

(*2)	Details of accounts payable and other payables as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Accounts payable - other	￦	1,556,201	1,509,456
Withholdings		3	18
Accrued expenses		653,742	600,101
Current portion of long-term payables - other		206,800	157,966
Long-term payables - other		828,721	705,605
Other non-current liabilities		34,137	100,144

	￦	3,279,604	3,073,290

31.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and equity prices. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets under financial risk management consist of cash and cash equivalents, financial instruments, available-for-sale financial assets, trade and other receivables. Financial liabilities consist of trade and other payables, borrowings, and debentures.

1) Market risk

(i) Currency risk

The Company is exposed to currency risk mainly on exchange fluctuations on recognized assets and liabilities. The Company manages currency risk by currency forward, etc. if needed to hedge currency risk on business transactions. Currency risk occurs on forecasted transaction and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

31.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

Monetary foreign currency assets and liabilities as of December 31, 2013 are as follows:

(In millions of won, thousands of U.S. dollars, thousands of Euros, thousands of Japanese Yen, thousands of other currencies)
	Assets			Liabilities
	Foreign currencies	Korean won equivalent		Foreign currencies	Korean won equivalent
USD	28,831	￦	30,440	1,917,801	￦	2,020,567
EUR	44,403		64,662	33		48
JPY	95,459		959	4,852		49
SGD	18		15	64,811		53,971
AUD	—		—	298,039		280,145
CHF	—		—	298,542		354,868
Other	1,181		1,812	69		87

		￦	97,888		￦	2,709,735

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (Refer to note 17)

As of December 31, 2013, effects on income (loss) before income tax as a result of change in exchange rate by 10% are as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	￦	(7,224)	7,224
EUR		6,461	(6,461)
JPY		91	(91)
SGD		2	(2)
Others		172	(172)

	￦	(498)	498

(ii) Equity price risk

The Company has equity securities which include listed and non-listed securities for its liquidity and operating purpose. As of December 31, 2013, available-for-sale equity instruments measured at fair value amounts to ￦715,053 million.

(iii) Interest rate risk

Since the Company’s interest bearing assets are mostly fixed-interest bearing assets, as such, the Company’s revenue and operating cash flow are not influenced by the changes in market interest rates. However, the Company still has interest rate risk arising from borrowings and debentures.

Accordingly, the Company performs various analysis of interest rate risk, which includes refinancing, renewal, alternative financing and hedging instrument option, to reduce interest rate risk and to optimize its financing.

31.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

The Company’s interest rate risk arises from floating-rate borrowings and payables. As of December 31, 2013, floating-rate debentures amount to ￦634,544 million and the Company has entered into interest rate swaps to hedge interest rate risk related to floating-rate borrowings and debentures (Refer to note 17). If interest rate only increases (decreases) by 1%, income before income taxes for the year ended December 31, 2013 would not have been changed due to the interest expense from floating-rate borrowings and debentures.

2) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations. The maximum credit exposure as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Cash and cash equivalents	￦	448,429	256,547
Financial instruments		173,569	179,369
Available-for-sale financial assets		816	816
Accounts receivable - trade		1,513,138	1,407,206
Loans and receivables		658,337	661,689
Derivative financial assets		41,712	61,959
Financial assets at fair value through profit or loss		20,532	15,356

	￦	2,856,533	2,582,942

To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors; based on such information, the Company establishes credit limits for each customer or counterparty.

For the year ended December 31, 2013, the Company has no trade and other receivables or loans which have indications of significant impairment loss or are overdue for a prolonged period. As a result, the Company believes that the possibility of default is remote. Also, the Company’s credit risk can rise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivates. To minimize such risk, the Company has a policy to deal with high credit worthy financial institutions. The amount of maximum exposure to credit risk of the Company is the carrying amount of financial assets as of December 31, 2013.

In addition, the aging of trade and other receivables that are overdue at the end of the reporting period but not impaired is stated in note 6 and the analysis of financial assets that are individually determined to be impaired at the end of the reporting period is stated in note 25.

31.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3) Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash equivalents balance and have enough liquidity through various committed credit lines. The Company maintains flexibly enough liquidity under credit lines through active operating activities.

Contractual maturities of financial liabilities as of December 31, 2013 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Borrowings	￦	356,688	371,898	273,412	53,733	44,753
Debentures (*1)		4,625,917	5,708,146	780,851	2,802,001	2,125,294
Accounts payable - other and others (*2)		3,279,604	3,389,862	2,361,032	655,619	373,211

	￦	8,262,209	9,469,906	3,415,295	3,511,353	2,543,258

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*1)	Includes estimated interest to be paid and excludes discounts on bonds.
(*2)	Excludes discounts on accounts payable-other and others.

As of December 31, 2013, periods which cash flows from cash flow hedge derivatives is expected to be incurred are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	￦	41,712	43,833	1,778	35,322	6,733
Liabilities		(121,380)	(131,245)	(32,503)	(97,294)	(1,448)

	￦	(79,668)	(87,412)	(30,725)	(61,972)	5,285

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity balance. The overall strategy of the Company is the same as that of the Company as of and for the year ended December 31, 2012.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total debt divided by total equity; the total debt and equity is extracted from the financial statements.

31.	Financial Risk Management, Continued

(2)	Capital management, Continued

Debt-equity ratio as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Liability	￦	9,512,011	9,872,454
Equity		13,315,408	12,377,048

Debt-equity ratio		71.44%	79.76%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2013 are as follows:

(In millions of won)	2013
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that can be measured at fair value
Financial assets at fair value through profit or loss	￦	20,532	—	20,532	—	20,532
Derivative financial assets		41,712	—	41,712	—	41,712
Available-for-sale financial assets		715,053	574,321	46,414	94,318	715,053

	￦	777,297	574,321	108,658	94,318	777,297

Financial assets that cannot be measured at fair value
Cash and cash equivalents(*1)	￦	448,459	—	—	—	—
Available-for-sale financial assets(*1,2)		96,160	—	—	—	—
Accounts receivable – trade and others(*1)		2,171,475	—	—	—	—
Financial instruments(*1)		173,569	—	—	—	—

	￦	2,889,663	—	—	—	—

Financial liabilities that can be measured at fair value
Financial liabilities at fair value through profit or loss	￦	96,147	96,147	—	—	96,147
Derivative financial liabilities		121,380	—	121,380	—	121,380

	￦	217,527	96,147	121,380	—	217,527

Financial liabilities that cannot be measured at fair value
Borrowings	￦	356,688	—	369,810	—	369,810
Debentures		4,529,770	—	4,621,010	—	4,621,010
Accounts payable - other and others(*1)		3,279,604	—	—	—	—

	￦	8,166,062	—	4,990,820	—	4,990,820

31.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2012 are as follows:

(In millions of won)	2012
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that can be measured at fair value
Financial assets at fair value through profit or loss	￦	15,356	—	15,356	—	15,356
Derivative financial assets		61,959	—	61,959	—	61,959
Available-for-sale financial assets		730,754	584,029	46,159	100,566	730,754

	￦	808,069	584,029	123,474	100,566	808,069

Financial assets that cannot be measured at fair value
Cash and cash equivalents(*1)	￦	256,577	—	—	—	—
Available-for-sale financial assets(*1,2)		44,184	—	—	—	—
Accounts receivable – trade and others(*1)		2,068,895	—	—	—	—
Financial instruments(*1)		179,369	—	—	—	—

	￦	2,549,025	—	—	—	—

Financial liabilities that can be measured at fair value
Financial liabilities at fair value through profit or loss	￦	405,678	405,678	—	—	405,678
Derivative financial liabilities		63,599	—	63,599	—	63,599

	￦	469,277	405,678	63,599	—	469,277

Financial liabilities that cannot be measured at fair value
Borrowings	￦	785,443	—	798,908	—	798,908
Debentures		4,034,429	—	4,224,907	—	4,224,907
Accounts payable - other and others(*1)		3,073,290	—	—	—	—

	￦	7,893,162	—	5,023,815	—	5,023,815

(*1)	Does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are closed to the reasonable approximate fair values.
(*2)	Equity instruments which do not have quoted price in an active market for the identical instruments (inputs for level 1) are measured at cost in accordance with K-IFRS 1039 as such equity instruments cannot be reliably measured using other methods.

31.	Financial Risk Management, Continued

(3)	Fair value, Continued

Fair value of the financial instruments that are traded in an active market (available-for-sale financial assets, financial liabilities at fair value through profit or loss, etc.) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for valuation of fair value of financial instruments that are not traded in an active market. Fair value of available-for-sale securities is determined using the market approach methods and financial assets through profit or loss are measured using the option pricing model. In addition, derivative financial contracts and long-term liabilities are measured using the present value methods. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Company performs valuation using the inputs which are consistent with natures of assets, liabilities being evaluated.

Interest rates used by the Company for the fair value measurement as of December 31, 2013 are as follows:

Interest rate
Derivative instruments	2.86% ~ 4.04%
Borrowings and Debentures	3.12%

3) There have been no transfers from Level 2 to Level 1 in 2013 and changes of financial assets classified as Level 3 for the year ended December 31, 2013 are as follows:

(In millions of won)
	Beginning		Valuation	Disposal	Ending
Available-for-sale financial assets	￦	100,566	15,779	(22,027)	94,318

31.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2013 are as follows:

(In millions of won)	Gross financial instruments recognized		Gross offset financial instruments recognized	Net financial instruments presented on the statements of financial position	Relevant amount not offset on the statements of financial position		Net amount
					Financial instruments	Cash collaterals received
Financial assets:
Derivatives(*)	￦	28,870	—	28,870	(28,870)	—	—
Accounts receivable – trade and other		138,897	(127,055)	11,842	—	—	11,842

		167,767	(127,055)	40,712	(28,870)	—	11,842
Financial liabilities:
Derivatives(*)		43,536	—	43,536	(28,870)	—	14,666
Accounts payable – other		127,055	(127,055)	—	—	—	—

	￦	170,591	(127,055)	43,536	(28,870)	—	14,666

(*)	The Company entered into derivative contracts which include enforceable master netting arrangement in accordance with ISDA. Generally, all contracts made with the identical currencies are settled from one party to another by combining one net amount. In this case, all contracts are liquidated and paid off at net amount by evaluating liquidation value if credit events such as bankruptcy occur.

ISDA agreements do not allow the Company to exercise rights of set-off unless credit events such as bankruptcy occur. Therefore, assets and liabilities recognized in accordance with the agreements cannot be offset as the Company does not have enforceable rights of set-off.

32.	Transactions with Related Parties

(1)	List of related parties

Relationship	Interest rate
Controlling Entity	SK Holding Co., Ltd.
Subsidiaries	SK Planet Co., Ltd. and 27 others(*1)
Joint venture	Dogus Planet, Inc. and three others
Associates	SK hynix Inc. and 64 others
Affiliates	The Controlling Entity’s investor using the equity method, the Controlling Company, and the Controlling Company’s subsidiaries and associates, etc.

(*1)	As of December 31, 2013, subsidiaries of the Company are as follows:

Type	Company	Ownership percentage (%)	Types of business
Subsidiaries	SK Telink Co., Ltd.	83.5	Telecommunication and MVNO service
	M&Service Co., Ltd.	100.0	Data base and internet website service
	SK Communications Co., Ltd.	64.6	Internet website services
	Stonebridge Cinema Fund	57.0	Investment association
	Commerce Planet Co., Ltd.	100.0	Online shopping mall operation agency
	SK Broadband Co., Ltd.	50.6	Telecommunication services
	K-net Culture and Contents Venture Fund	59.0	Investment association
	Fitech Focus Limited Partnership II	66.7	Investment association
	Open Innovation Fund	98.9	Investment association
	PS&Marketing Corporation	100.0	Communications device retail business
	Service Ace Co., Ltd.	100.0	Customer center management service
	Service Top Co., Ltd.	100.0	Customer center management service
	Network O&S Co., Ltd.	100.0	Base station maintenance service
	BNCP Co., Ltd.	100.0	Internet website services
	SK Planet Co., Ltd.	100.0	Telecommunication service
	SK Telecom China Holdings Co., Ltd.	100.0	Investment association
	Shenzhen E-eye High Tech Co., Ltd.	65.5	Manufacturing
	SK Global Healthcare Business Group., Ltd.	100.0	Investment association
	SK Planet Japan	100.0	Digital contents sourcing service
	SKT Vietnam PTE. Ltd.	73.3	Telecommunication service
	SK Planet Global PTE. Ltd.	100.0	Digital contents sourcing service
	SKP GLOBAL HOLDINGS PTE. LTD.	100.0	Investment association
	SKT Americas, Inc.	100.0	Information gathering and consulting
	SKP America LLC.	100.0	Digital contents sourcing service
	YTK Investment Ltd.	100.0	Investment association
	Atlas Investment	100.0	Investment association
	Technology Innovation Partners, L.P.	100.0	Investment association
	SK Telecom China Fund I L.P.	100.0	Investment association

32.	Transactions with Related Parties, Continued

(2)	Compensation for the key management

The Company considers registered directors who have substantial role and responsibility in planning, operating, and controlling of the business as key management. The considerations given to such key management for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Salaries	￦	2,263	8,893
Provision for retirement benefits		1,012	799

	￦	3,275	9,692

Compensation for the key management includes salaries, non-monetary salaries and contributions made in relation to the pension plan.

(3) Transactions with related parties for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)		2013
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Loans
Controlling Entity	SK Holding Co., Ltd.(*)		934	217,707	—	—
Subsidiaries	SK Broadband Co., Ltd.	￦	105,166	524,278	46,148	—
	PS&Marketing Corporation		7,404	441,309	—	—
	Network O&S Co., Ltd.		9,005	156,123	—	—
	SK Planet Co., Ltd.		48,840	580,910	3,039	—
	Others		70,366	357,535	1,029	—

			240,781	2,060,155	50,216	—

Associates	F&U Credit information Co., Ltd.		1,536	40,867	—	—
	HappyNarae Co., Ltd.		15	3,304	9,167	—
	SK hynix Inc.		3,113	1,120	—	—
	Others		2,323	3,300	—	997

			6,987	48,591	9,167	997

Other	SK Engineering & Construction Co., Ltd.		4,908	36,758	315,609	—
	SK C&C Co., Ltd.		3,185	269,829	126,539	—
	SK Networks Co., Ltd.		46,387	552,394	4,507	—
	Others		20,193	57,387	109,151	—

			74,673	916,368	555,806	—

Total		￦	323,375	3,242,821	615,189	997

(*)	Operating expense and others include ￦191,416 million of dividends paid by the Company.

32.	Transactions with Related Parties, Continued

(In millions of won)
		2012
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment
Ultimate Controlling Entity	SK Holding Co., Ltd.(*)	￦	870	217,728	—
Subsidiaries	SK Broadband Co., Ltd.		114,068	419,429	140,497
	PS&Marketing Corporation		4,673	463,067	—
	Network O&S Co., Ltd.		3,470	168,648	197,683
	SK Planet Co., Ltd.		44,705	554,286	2,817
	Others		78,164	365,239	1,071

			245,080	1,970,669	342,068

Associates	SK M&C		6,938	98,899	803
	F&U Credit information Co., Ltd.		1,512	47,489	—
	Hana SK Card, Co., Ltd.		63,716	196,936	44
	Others		562	87,733	9,911

			72,728	431,057	10,758

Other	SK C&C Co., Ltd.		4,431	266,918	219,077
	SK Engineering & Construction Co., Ltd.		5,230	39,622	569,215
	SK Networks Co., Ltd.		19,170	513,846	6,206
	Others		27,352	70,372	236,360

			56,183	890,758	1,030,858

Total		￦	374,861	3,510,212	1,383,684

(*)	Operating expense and others include W 171,053 million of dividends paid by the Company.

32.	Transactions with Related Parties, Continued

(4)	Account balances as of December 31, 2013 and 2012 are as follows:

(In millions of won)		2013
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable- trade, and others	Accounts payable – trade, and others
Controlling Entity	SK Holding Co., Ltd.	￦	—	193	—
Subsidiaries	SK Broadband Co., Ltd.		—	4,779	81,243
	SK Planet Co., Ltd.		—	10,882	116,927
	Service Ace Co., Ltd.		—	269	18,019
	Service Top Co., Ltd.		—	1,258	15,375
	Others		—	5,942	72,082

			—	23,130	303,646

Associates	HappyNarae Co., Ltd.		—	—	2,238
	SK hynix Inc.		—	392	—
	SK USA, Inc.		—	—	436
	Wave City Development Co., Ltd.		1,200	38,412	—
	SK Wyverns Baseball Club., Ltd.		1,425	—	—
	Daehan Kanggun BcN Co., Ltd.		22,102	—	—
	Others		—	550	—

			24,727	39,354	2,674

Other	SK Engineering and Construction Co., Ltd.		—	767	11,374
	SK Networks Co., Ltd.		—	5,920	53,807
	SK C&C Co., Ltd.		—	140	64,071
	SK Telesys Co., Ltd.		—	372	6,438
	Others		—	3,735	10,479

			—	10,934	146,169

Total		￦	24,727	73,611	452,489

32.	Transactions with Related Parties, Continued

(In millions of won)		2012
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable- trade, and others	Accounts payable – trade, and others
Controlling Entity	SK Holding Co., Ltd.	￦	—	222	—
Subsidiaries	SK Broadband Co., Ltd.		—	2,493	73,483
	PS&Marketing Corporation		—	576	59,017
	Network O&S Co., Ltd.		—	607	124,481
	SK Planet Co., Ltd.		—	6,323	85,511
	Others		—	7,329	43,326

			—	17,328	385,818

Associates	SK Marketing & Company Co., Ltd		—	972	56,125
	HappyNarae Co., Ltd.		—	—	1,763
	SK hynix Inc.		—	249	887
	Wave City Development Co., Ltd.		—	38,412	—
	SK Wyverns Baseball Club., Ltd.		1,628	—	4,000
	Daehan Kanggun BcN Co., Ltd.		22,102	—	—
	Others		—	242	10,862

			23,730	39,875	73,637

Other	SK C&C Co., Ltd.		—	369	82,327
	SK Engineering and Construction Co., Ltd.		—	1,735	20,304
	SK Networks Co., Ltd.		—	9,174	65,206
	Others		—	3,844	21,822

			—	15,122	189,659

Total		￦	23,730	72,547	649,114

(5)	As of December 31, 2013, there are no collateral or guarantee provided by related parties to the Company.

33.	Sale and Leaseback

For the year ended December 31, 2012, the Company disposed a portion of its property and equipment and investment property, and entered into lease agreements with respect to those assets. This sale and leaseback transaction is considered as an operating lease.

In addition, the Company subleased portion of the leased assets. This lease and sublease transactions are expired in 2018 and 2023, respectively. The Company recognized lease payment of W 13,703 million relating to the above operating lease agreement and lease revenue of W 8,462 million through a sublease agreement. Future lease payments and lease revenue from the above operating lease agreement and sublease agreement are as follows:

(In millions of won)
	2013
	Lease payments		Lease revenue
Less than 1 year	￦	14,116	8,462
1~5 years		57,361	31,237
More than 5 years		53,527	23,403

	￦	125,004	63,102

34.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Interest income	￦	(32,265)	(52,408)
Dividends		(20,640)	(30,568)
Gain on foreign currency translation		(699)	(158)
Gain on valuation of financial assets at fair value through profit or loss		(5,177)	—
Gain on disposal of long-term investments securities		(5,439)	(269,352)
Gain on settlement of derivatives		(7,716)	(26,103)
Gain on disposal of property and equipment and intangible assets		(1,869)	(142,988)
Reversal of allowance for doubtful accounts		—	(4,846)
Other income		(3,626)	—
Interest expenses		274,190	318,183
Loss on foreign currency translation		662	746
Loss on valuation of financial asset at fair value through profit or loss		—	1,262
Loss on disposal of long-term investments securities		73	9,136
Loss on settlement of derivatives		—	1,232
Loss relating to financial liabilities at fair value through profit or loss		134,232	7,793
Other finance costs		—	189,951
Loss relating to investments in subsidiaries and associates		37,685	5,510
Income tax expense		310,640	303,952
Provision for retirement benefits		35,362	31,804
Depreciation and amortization		2,115,520	1,835,104
Bad debt for accounts receivable - trade		32,051	22,502
Impairment loss on property and equipment and intangible assets		—	15,438
Loss on disposal of property and equipment and intangible assets		233,611	9,628
Bad debt for accounts receivable - other		20,784	21,845
Other expenses		3,048	1,578

	￦	3,120,427	2,249,241

34.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Accounts receivable - trade	￦	(138,033)	(143,431)
Accounts receivable - other		(27,722)	369,045
Advance payments		(20,073)	47,108
Prepaid expenses		(6,821)	3,304
Inventories		(8,601)	(6,635)
Long-term accounts receivables - other		—	5,393
Long-term prepaid expenses		(1,425)	—
Guarantee deposits		(2,653)	14,331
Accounts payable - other		5,584	111,813
Advanced receipts		(3,095)	6,634
Withholdings		21,786	221,706
Deposits received		(66,828)	(44,165)
Accrued expenses		57,014	119,764
Unearned revenue		(183,655)	(81,944)
Provisions		(226,644)	(373,195)
Long-term provisions		(72,228)	(32,776)
Plan assets		(28,314)	(26,198)
Retirement benefit payment		(15,566)	(12,965)
Others		2,412	(1,077)

	￦	(714,862)	176,712

(3)	Significant non-cash transactions for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Transfer of other property and equipment and others to construction in progress	￦	1,187,295	1,454,209
Transfer of construction in progress to property and equipment, and intangible assets		1,966,553	2,211,285
Accounts payable - other related to acquisition of property and equipment and intangible assets		349,793	8,009
Return of the existing 1.8GHz frequency use rights		614,600	—
Transfer of available-for-sale financial assets to investments in associates		—	8,130

Independent Accountant’s Review Report on Internal Accounting Control System (“IACS”)

Based on a report originally issued in Korean

To the Representative Director of

SK Telecom Co., Ltd.

We have reviewed the accompanying Report on the Management’s Assessment of IACS (the “Management’s Report”) of SK Telecom Co., Ltd. (the “Company”) As of December 31, 2013. The Management’s Report, and the design and operation of IACS are the responsibility of the Company’s management. Our responsibility is to review the Management’s Report and issue a review report based on our procedures. The Company’s management stated in the accompanying Management’s Report that “based on the assessment of the IACS As of December 31, 2013, the Company’s IACS has been appropriately designed and is operating effectively As of December 31, 2013, in all material respects, in accordance with the IACS Framework established by the Korea Listed Companies Association.”

We conducted our review in accordance with the IACS Review Standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform a review, objective of which is to obtain a lower level of assurance than an audit, of the Management’s Report in all material respects. A review includes obtaining an understanding of a company’s IACS and making inquiries regarding the Management’s Report and, when deemed necessary, performing a limited inspection of underlying documents and other limited procedures.

The Company’s IACS represents internal accounting policies and a system to manage and operate such policies to provide reasonable assurance regarding the reliability of financial statements prepared, in accordance with Korean International Financial Reporting Standards, for the purpose of preparing and disclosing reliable accounting information. Because of its inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness of IACS to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that the Management’s Report referred to above is not fairly stated, in all material respects, in accordance with the IACS Framework established by the Korea Listed Companies Association.

Our review is based on the Company’s IACS as of December 31, 2013, and we did not review its IACS subsequent to December 31, 2013. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in the Republic of Korea and may not be appropriate for other purposes or for other users.

February 21, 2014

Report on the Assessment of Internal Accounting Control System (“IACS”)

To the Board of Directors and Audit Committee of

SK Telecom Co., Ltd.

I, as the Internal Accounting Control Officer (“IACO”) of SK Telecom Co., Ltd. (“the Company”), assessed the status of the design and operation of the Company’s IACS for the year ended December 31, 2013.

The Company’s management including IACO is responsible for designing and operating IACS. I, as the IACO, assessed whether the IACS has been appropriately designed and is effectively operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of preparing and disclosing reliable financial statements reporting. I, as the IACO, applied the IACS Framework established by the Korea Listed Companies Association for the assessment of design and operation of the IACS.

Based on the assessment of the IACS, the Company’s IACS has been appropriately designed and is operating effectively As of December 31, 2013, in all material respects, in accordance with the IACS Framework.

February 5, 2014

/s/ Internal Accounting Control Officer

/s/ Chief Executive Officer

2.	Approval of Amendments to the Articles of Incorporation

The proposed amendments are as follows:

Current	Proposed Amendment	Remarks
Article 4. Method of Public Notice Public notices by the Company shall be given by publication in “Hankuk Kyungje Shinmoon”, a daily newspaper published in Seoul (amended on July 7, 1994).

Article 4. Method of Public Notice

                                              on the Company’s Internet homepage (http://www.sktelecom.com). However, if public notices cannot be given on such homepage due to network failure or other inevitable reasons, they shall be given by publication in “Hankuk Kyungje Shinmoon”, a daily newspaper published in Seoul (amended on March 21, 2014).

Making the Articles consistent with the laws and regulations in force; and general references to the relevant laws and regulations

3.	Approval of the Appointment of Directors

(1)	Executive Director

Name	Term	Profile	Remarks

Ha, Sung Min	3 Years

☐ Education

•   B.A., Sung Kyun Kwan University (Business Administration)

☐ Career

•   Chairman of the SK SUPEX Council Strategy Committee (current)

•   President & CEO of SK Telecom (current)

•   Chairman of SK Hynix Co., Ltd. Board of Directors

Current Director

(2)	Independent Non-Executive Director

Name	Term	Profile	Remarks

Chung, Jay Young	3 Years

☐ Education

•   Ph.D. in Commerce, School of Commerce, Waseda University

•   Master in Commerce, School of Commerce, Waseda University

•   B.A., Sung Kyun Kwan University (Business Administration)

☐ Career

•   Honorary Professor, Sung Kyun Kwan University (current)

•   Chairman, Asia-Pacific Economics Association (current)

•   Vice President, Sung Kyun Kwan University

•   Independent Non-Executive Director, POSCO

•   Professor of Business Administration, Sung Kyun Kwan University

Current Director

(3)	Independent Non-Executive Director

Name	Term	Profile	Remarks

Lee, Jae Hoon	3 Years

☐ Education

•   Ph.D. in Public Administration, Sung Kyun Kwan University

•   Master in Applied Economics, University of Michigan at Ann Arbor

•   Bachelor in Economics, Seoul National University

☐ Career

•   President, Association of Future Strategy Forum on Energy & Resources Development (current)

•   Independent Non-Executive Director, Mirae Asset Global Investments Co., Ltd. (current, to resign before March 21, 2014)

•   Vice Minister for Energy and Trade, Ministry of Knowledge Economy

•   Vice Minister, Ministry of Commerce, Industry and Energy

•   Assistant Minister, Ministry of Commerce, Industry and Energy

New Appointment

(4)	Independent Non-Executive Director

Name	Term	Profile	Remarks

Ahn, Jae Hyeon	3 Years

☐ Education

•   Ph.D. in Decision Analysis, Stanford University

•   Master of Science in Industrial Engineering, Seoul National University

•   Bachelor of Science in Industrial Engineering, Seoul National University

☐ Career

•   Professor & Vice President, College of Business, KAIST (current)

•   President, Korea Media Management Association

•   Senior Technical Staff Member, AT&T Bell Labs

•   Consultant, Electric Power Research Institute

New Appointment

4.	Approval of the Appointment of a Member of the Audit Committee

(1)	Audit Committee Member

Name	Term	Profile	Remarks

Ahn, Jae Hyeon	3 Years

☐ Education

•   Ph.D. in Decision Analysis, Stanford University

•   Master of Science in Industrial Engineering, Seoul National University

•   Bachelor of Science in Industrial Engineering, Seoul National University

☐ Career

•   Professor and Associate Dean of External Affairs, College of Business, KAIST (current)

•   President, Society for Media Management

•   Senior Technical Staff Member, AT&T Bell Labs

•   Consultant, Electric Power Research Institute

New Appointment

5.	Approval of Ceiling Amount of the Remuneration of Directors

The number of directors and total amount and maximum authorized amount of compensation of directors are as follows:

Classification	Fiscal year 2013	Fiscal year 2014

Number of directors (Number of independent non-executive directors)	8 persons (5 persons)	8 persons (5 persons)

Total amount and maximum authorized amount of compensation of directors	Won 12 billion	Won 12 billion

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Soo Cheol Hwang
(Signature)
Name:	Soo Cheol Hwang
Title:	Senior Vice President

Date: March 24, 2014